





2025 ANNUAL REPORT

SAFETY at your SIDE



NEOGEN CORPORATION

The **advancement** of **human** and **animal** well-being through **science** and **technology** so we can fuel a **brighter future** for **global food security**.

Table of Contents

By the Numbers

Sales — Fiscal Year 2025



50%
International

By Region

55% U.S. and Canada

12% Asia Pacific

14% Europe, Middle East, Africa

16% Latin America

3% Australia and New Zealand



71%
Food Safety

By Segment

71% Food Safety

29% Animal Safety



98%
Consumables

By Product

98% Consumables

2% Non-consumables

A Message from James C. Borel, Board Chair



To Our Shareholders, Employees and Friends,

As we reflect on the fiscal 2025, it represented another year of progress on the complex journey of integrating the largest acquisition in our history and building a more focused and scalable organization. It also represented a year of meaningful change, as some of the execution challenges we've encountered with the integration required us to reassess and take decisive action.

The progress we've made on the integration of the former 3M Food Safety business has brought us closer to our long-term vision of delivering broader, more robust solutions to customers around the world. But the work has not been without complexity, as we've faced operational inefficiencies as well as softer market conditions and global trade uncertainty. Neogen has launched a targeted improvement plan to address these areas head-on. We're focused on execution: resolving inefficiencies in production, strengthening supply chain planning, and ensuring the remaining integration activities proceed on track. These efforts are already underway, and we believe they will better position the company to deliver improved profitability and performance moving forward.

Alongside this work, we've taken important strategic steps to simplify our business and sharpen our focus. We completed the divestiture of our global Cleaners & Disinfectants business and have an additional divestiture process underway, with the proceeds from both intended to be used for debt reduction. These moves will serve to simplify our business and allow us to concentrate more fully on our core capabilities. We also completed a refinancing of our term loan and revolving credit facility in fiscal 2025, reinforcing our financial position and flexibility.

Despite near-term headwinds, we continue to see strength and opportunity in our core markets—particularly in Food Safety. This year, we expanded our portfolio with new tools to support fast, accurate pathogen detection and spoilage monitoring, including the introduction of our rapid Listeria Right Now test for the Molecular Detection System platform. We also broadened our applications with the launch of CelluSmart™, an enzymatic technology that brings our scientific expertise to the biofuels sector. These developments reflect our long-term commitment to innovation that matters.



We're also encouraged by the continued emphasis on food safety from regulatory agencies in the U.S. and globally. While we are not dependent on policy shifts to drive growth, we see Neogen's role as well aligned with these efforts, providing tools and expertise that support both the industry and regulatory oversight.

In Animal Safety, we continue to serve a wide base of customers with our portfolio of preventive care and treatment products, even as that market remains in what we believe is a cyclical trough. We are actively managing through this period while remaining committed to the long-term needs of our partners across animal health and production.

Throughout the year, the Board remained deeply engaged and worked alongside management to ensure decisions are grounded in long-term value creation. We welcomed Andrea Wainer to the Board and thanked retiring director Jim Tobin for more than a decade of service and guidance. With the upcoming retirement of another longtime director, Bill Boehm, we are grateful for his service and are planning to welcome Avi Pelossof to the Board as his replacement. These new directors will bring valuable experience and insights, as we work to ensure the Board continues to have the right mix of skills to guide the Company through this transitional period.

Neogen has always been a company that embraces challenges as opportunities to improve—and this year has been no different. We are not yet where we want to be, but are making progress and are confident in the path forward. The fundamentals of our business remain strong, the long-term trends are in our favor, and the actions we are taking now will help us emerge more focused, efficient, and positioned for growth.

At every stage of this journey, we are guided by our brand promise: safety at your side. This reflects the trust our customers place in us, and our responsibility to deliver consistent, science-based solutions to support their work, wherever they operate.

Thank you for your continued partnership and investment in Neogen.

James C. Borel
Chairman of the Board
Neogen Corporation



In the business of food and animal safety, the challenges are constant, the stakes are high, and expectations are only growing. Around the world, producers, processors, and partners are navigating an increasingly complex landscape—balancing operational efficiency, regulatory demands, and a deep responsibility to help protect the health of people and animals alike.

At Neogen, we're here to make that job easier.

We understand the unique pressures our customers face and work to meet them where they are. Across food safety and animal safety, we remain focused on what matters most: delivering science-backed solutions that reduce complexity, maximize efficiency, and instill confidence.

We have taken bold strides to simplify the path forward for our partners around the world. From farms to food processors, and laboratories to regulatory bodies, our data-driven solutions are helping customers reduce risk, streamline operations, and act with confidence. Whether it's rapid pathogen detection, predictive insights, or regulatory-ready tools, we're enabling smarter decisions, faster.

Our clear intent is to increase agility and access so customers can get the tools, expertise, and support they need, when and where they need it.

From method validation and environmental monitoring to rapid microbiological detection and veterinary care, our solutions are designed to help customers act faster and smarter. And behind those solutions is a global network of approximately 3,000 Neogen team members who show up every day with curiosity and a deep sense of purpose. Their work is powered by science, shaped by customer insight, and guided by our belief that real partnership is about being there, side-by-side, for every challenge and milestone.

Work remains ahead of us, but we are proud of the progress we've made and energized by whatthe future holds.

When the world is counting on our customers, our customers can count on Neogen.

SAFETY
at your SIDE

Food Safety

Neogen's Food Safety segment is primarily engaged in the manufacturing and marketing of diagnostic test kits and complementary products sold to food and feed producers and processors to preserve the quality of food to prevent food-borne illnesses from pathogens, spoilage organisms, natural toxins, allergens, ruminant by-products and general contamination in manufacturing environments. Neogen's food safety test kits are used by testers ranging from small local grain elevators to the largest, best-known food and feed processors in the world, and numerous regulatory agencies. Along with the detection of contaminants in foods, Neogen's food safety test kits also detect beneficial components in foods such as dietary fiber and carbohydrates. Neogen's food safety products include tests for:

Natural Toxins & Allergens. Grain producers and processors of all types and sizes use Neogen's Natural Toxins tests, such as Veratox®, Reveal®, Reveal Q+ and Reveal Q+ MAX to detect the presence of mycotoxins in order to ensure product safety and quality in food and animal feed. This product category also includes assays to detect histamine, a natural toxin that occurs when certain species of fish begin to decay, and sulfite, an effective but potentially allergenic shrimp preservative. Neogen's Allergen test kits are used by the world's largest producers of cookies, crackers, candy, ice cream and many other processed foods. Allergen test kits sold under the Veratox, Alert®, Reveal, Reveal 3-D and BioKits™ brands help protect food-allergic customers from the inadvertent contamination of products with allergens, including but not limited to peanut, milk, egg, almond, gliadin (gluten), soy, hazelnut and coconut residues.

Bacterial and General Sanitation. Meat and poultry processors, ready-to-eat food companies, fruit and vegetable producers and many other market participants are the primary users of Neogen's ANSR®, MDS (Molecular Detection System) and Reveal tests to detect foodbome bacteria, including *E. coli* 0157:H7, *Salmonella*, *Listeria*, *Listeria monocytogenes*, *Cronobacter*, and *Campylobacter*. Neogen's ANSR and MDS pathogen detection systems are isothermal amplification reaction test methods that exponentially amplify the DNA of bacteria present in food and environmental samples to provide definitive results quicker than other molecular detection methods. Reveal's lateral flow device combines an immunoassay with chromatography for a rapid and accurate one-step result. For general sanitation and hygiene, Neogen markets both AccuPoint® Advanced and Clean-Trace™ rapid sanitation tests to detect the presence of ATP, a chemical found in all living cells.

These are easy-to-use and inexpensive tests that use bioluminescence to quickly determine if a contact surface has been properly cleaned. Neogen's worldwide customer base for ATP sanitation testing products includes food and beverage processors, the food service and healthcare industries and many other users.

Indicator Testing, Culture Media & Other. Neogen's industry-leading Petrifilm® standard and rapid plates are all-in-one plating systems that serve as an efficient method for the detection and enumeration of various microorganisms. Neogen's customers for these product lines include food



manufacturers and processors, commercial and research laboratories and producers of pharmaceuticals, cosmetics and veterinary vaccines. Neogen Culture Media, formerly Neogen's Acumedia and Lab M products, offers culture media and prepared media for varied purposes, including traditional bacterial testing and the growth of beneficial bacteria, such as cultures for sausages and beer.

Neogen offers several products, including filter tests and Colitag, for performing microbial analysis of water for the food and beverage industries, including water companies. Neogen's Soleris® products are used by food processors to identify the presence of spoilage organisms (e.g., yeasts and molds) and other microbiological contamination in food. To complement our microbiological offerings, Neogen also offers a wide range of sample collection products. These solutions are designed to make environmental and carcass sample collection and preparation more reliable and convenient than traditional methods.

Through Ireland-based Megazyme®, Ltd., Neogen supplies diagnostic kits and specialty enzymes to worldwide quality control laboratories in the food, animal feed and beverage industries as well as the biofuel production market.

Megazyme's validated assays and reagents are used across various food industries to measure dietary fibers, complex carbohydrates, simple sugars and organic acids, such as lactose. Neogen's food safety and risk management software-as-a service, Neogen Analytics, delivers a comprehensive Environmental Monitoring Program (EMP) automation solution for food companies. The software reduces risk by increasing the visibility of food safety testing results, elevating the ability to comply with and improve food safety standards. Neogen's capabilities also provide additional services that include data aggregation and digitalized workflow services for product testing and sanitation programs. Neogen Analytics is now integrated with Clean-Trace® and Petrifilm Plate Reader Advanced, which enhances customer experiences with Neogen software and devices.

Lastly, Neogen's laboratory services offers food safety analysis services in the U.S. Our ISO-accredited lab offers a variety of fee-for-service tests for the food and feed industries.

Neogen's bacterial test kits and systems are built upon the company's culture media business where culture media is the basis of many of the indicator and pathogen diagnostic workflows. Many of Neogen's diagnostic test systems can be read on automated or semi-automated readers providing faster customer workflows, less hands-on time and definitive results.



Animal Safety

Neogen's Animal Safety segment encompasses a broad portfolio of products and services aimed at enhancing animal health, agricultural biosecurity, and genetic progress. These offerings span life sciences, veterinary instruments and disposables, animal care solutions, rodent and insect control, and advanced genomic services. The segment supports livestock producers, veterinarians, researchers, and companion animal owners globally.

Life Sciences. Neogen's Life Science/Toxicology division offers reagents and test kits used in immunoassay production, forensic and animal toxicology, and life science research. Our drug detection assays screen for more than 300 drugs and



metabolites across a range of biological matrices. Research assays detect hormones, steroids, lipoxins, and histamine in varied species. Neogen also provides unique colorimetric and chemiluminescent substrates for research use.

Veterinary Instruments & Disposables. Through its Ideal® and Prima Tech brands, Neogen offers an extensive range of approximately 600 veterinary instruments and delivery systems used for administering antibiotics and vaccines. Among these, the Ideal D3 and D3X needles stand out for their enhanced strength and ability to be detected by metal detectors in meat processing facilities, which provides a distinct safety advantage in the beef and swine industries. The Prima Tech® line features precision instruments designed for injections, topical and oral administration, artificial insemination, and animal identification, catering to the needs of farmers, ranchers, and veterinarians.

Animal Care & Other. Neogen's NeogenVet product line delivers a comprehensive range of innovative and high-quality solutions for the veterinary market. Among its offerings are digestive aids and nutritional supplements such as PanaKare™, which serves as a pancreatic enzyme replacement therapy; Natural E-AD, designed to address vitamin deficiencies in swine, cattle, and sheep; and RenaKare™, which supports potassium levels in cats and dogs. The company also markets Uniprim®, a broad-spectrum veterinary antibiotic, and offers companion animal parasiticides under the Provecta® brand. In equine health, Neogen provides BotVax® B, the

only USDA-approved vaccine for the prevention of Type B botulism, commonly known as Shaker Foal Syndrome. To support immune function, EqStim® has proven to be a safe and effective immunostimulant for treating bacterial and viral respiratory infections in horses, while ImmunoRegulin® is used in dogs to assist in managing pyoderma, a type of bacterial skin inflammation.

Biosecurity. Neogen offers a comprehensive line of biosecurity products that play a critical role in disease prevention across animal production operations. Its rodent control solutions, sold under brand names such as Ramik®, CyKill™, and Havoc, incorporate a variety of active ingredients that are blended with food-grade components to ensure high palatability and effectiveness. The company addresses insect control with its Prozap® brand, designed for large animal production including cattle and equine facilities. For professional pest control, the SureKill® line offers broad-spectrum solutions, while StandGuard™ is specifically used in beef cattle for the control of hom flies and lice.

Genomics Services. Neogen operates six global genomics labs offering DNA genotyping, sequencing, and trait analysis for livestock and companion animals, and has developed a large bioinformatics database that supports genetic improvement in animal performance. The 2021 acquisition of Genetic Veterinary Sciences, Inc. expanded the company's companion animal offerings by over 350 genetic tests for dogs and cats. Clients of Neogen's genomic services include breed registries, researchers, and producers across multiple species.

Neogen's Animal Safety segment delivers integrated solutions that promote animal health, productivity, and safety. Through innovation in diagnostics, care, and genetics. Our science-driven products and services continue to support the evolving needs of global animal industries.

SAFETY at your SIDE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended May 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Transition Period From _____ To _____.

COMMISSION FILE NUMBER 0-17988

NEOGEN CORPORATION
(Exact name of registrant as specified in its charter)

MICHIGAN	**38-2367843**
(State of other jurisdiction of incorporation organization)	**(I.R.S. Employer Identification No.)**

620 Lesher Place
Lansing, Michigan 48912
(Address of principal executive offices, including zip code)

517-372-9200
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.16 par value per share	NEOG	NASDAQ Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

Based on the closing sale price on November 30, 2024 the aggregate market value of the voting stock held by non-affiliates of the registrant was 2,716,620,906. For these purposes, the registrant considers its Directors and executive officers to be its only affiliates.

The number of outstanding shares of the registrant's Common Stock was 217,205,186 on June 30, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement to be prepared pursuant to Regulation 14a and filed in connection with solicitation of proxies for its October 23, 2025 annual meeting of shareholders are incorporated by reference into part III of the Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, are made throughout this Annual Report on Form 10-K, including statements relating to management's expectations regarding new product introductions; the adequacy of our sources for certain components, raw materials and finished products; and our ability to utilize certain inventory. For this purpose, any statements contained herein that are not statements of historical fact may deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are intended to provide our current expectations or forecasts of future events; are based on current estimates, projections, beliefs, and assumptions; and are not guarantees of future performance. Actual events or results may differ materially from those described in the forward-looking statements. There are a number of important factors that could cause Neogen's results to differ materially from those indicated by such forward-looking statements, including many factors beyond our control. Factors that could cause actual results to differ from those contained within forward-looking statements include (without limitation) the continued integration of the 3M food safety business and the realization of the expected benefits from that acquisition; the relationship with and performance of our transition manufacturing partner; our ability to adequately and timely remediate certain identified material weaknesses in our internal control over financial reporting; competition; recruitment and retention of key employees; impact of weather on agriculture and food production; global business disruption caused by the Russia invasion in Ukraine and related sanctions and the conflict in the Middle East; identification and integration of acquisitions; research and development risks; intellectual property protection; increasing and developing government regulation; and other risks detailed in item 1A. RISK FACTORS in this Form 10-K and from time to time in the Company's reports on file at the Securities and Exchange Commission (SEC), that could cause Neogen Corporation's results to differ materially from those indicated by such forward-looking statements.

In addition, any forward-looking statements represent management's views only as of the day this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission and should not be relied upon as representing management's views as of any subsequent date. While management may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its views change.

As used in this Annual Report on Form 10-K, the terms "Neogen," "the Company," "we," "us," and "our" refer to Neogen Corporation and, where appropriate, its consolidated subsidiaries, unless the context indicates otherwise.

PART I
(Dollar amounts in thousands)

ITEM 1. BUSINESS

Neogen Corporation and its subsidiaries develop, manufacture and market a diverse line of products and services dedicated to food and animal safety. Our Food Safety segment consists primarily of diagnostic test kits and complementary products (e.g., culture media) sold to food and animal feed producers and processors to preserve the safety and quality of food to prevent contamination and foodborne illnesses such as foodborne pathogens, spoilage organisms, natural toxins, food allergens, and ruminant by-products. These products also ensure the general hygiene of the food manufacturing environment. We also have products to determine food quality and nutritional components. The majority of the test kits are consumables, single-use, culture, immunoassay and nucleic acid detection products that rely on proprietary antibodies and RNA and DNA testing methodologies to produce rapid and accurate test results. Our line of food safety services also includes advanced software systems that help testers objectively analyze, store and identify emerging issues from their results from multiple locations over extended periods.

On September 1, 2022, Neogen, 3M Company ("3M") and Neogen Food Safety Corporation, formerly named Garden SpinCo, a subsidiary created to carve out 3M's Food Safety Division ("3M FSD", "FSD"), closed on a transaction combining 3M's FSD with Neogen in a Reverse Morris Trust transaction and Neogen Food Safety Corporation became a wholly owned subsidiary of Neogen ("FSD transaction", the "Transaction"). Following the FSD transaction, pre-merger Neogen Food Safety Corporation stockholders owned, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock, and pre-merger Neogen shareholders owned, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock. See Note 8. "Business Combinations" to the consolidated financial statements for further discussion. FSD products are reported in the Food Safety segment.

Neogen's Animal Safety segment is engaged in the development, manufacture, marketing and distribution of veterinary instruments, pharmaceuticals, vaccines, topicals, parasiticides, diagnostic products, rodent control products, cleaners, disinfectants, insect control products and genomics testing services for the worldwide animal safety market. The majority of these consumable products are marketed through veterinarians, retailers, livestock producers and animal health product distributors. Our line of drug detection products is sold worldwide for the detection of abused and therapeutic drugs in animals and animal products, and has expanded into the workplace testing and human forensic markets. In April 2025, the Company announced that it has entered into an agreement to sell its global Cleaners and Disinfectants business. See Note 4. "Assets Held for Sale" to the consolidated financial statements for further discussion.

Neogen's products are marketed by our sales personnel and distributors throughout the world. Our mission is to be the leading company in fueling a brighter future for global food security. To meet this mission, a growth strategy consisting of the following elements has been developed: (i) increasing sales of existing products; (ii) introducing innovative products and services; (iii) growing international sales; and (iv) acquiring businesses and forming strategic alliances. We have been historically successful at increasing product sales organically, including international growth, and maintain an active business development program to identify and capitalize on opportunities to acquire new products, businesses or technology.

Neogen Corporation was formed as a Michigan corporation in June 1981 and operations began in 1982. Our principal executive offices are located at 620 Lesher Place, Lansing, Michigan 48912-1595, and our telephone number is (517) 372-9200.

Neogen's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports are available free of charge via our website (www.neogen.com) as soon as reasonably practicable after such information is filed with, or furnished to, the United States Securities and Exchange Commission. The content of our website or the website of any third party that may be noted herein is not incorporated by reference in this Form 10-K.

PRODUCTS

Product trademarks and registered trademarks owned by Neogen include:

CORPORATE: Megazyme®, Megazyme (design)®, Megazyme device (logo)®, NeoCenter™, Neogen®, Neogen flask (logo)®, Neogen and flask (logo)®

FOOD SAFETY:

Natural Toxins & Allergens
Alert®, Betastar®, Raptor®, Reveal®, Veratox®

Bacterial & General Sanitation
AccuClean®, AccuPoint®, ANSR®, Clean-Trace®, Colitag™, Listeria Right Now™, MDS™, MPNTray™, Soleris®

Indicator Testing, Culture Media & Others
Acumedia®, Harlequin®, Iso-Grid®, K-Blue®, K-Gold®, Lab M®, NEO-GRID®, NeoSal®, Petrifilm®, μPREP®,

ANIMAL SAFETY:

Veterinary Instruments & Disposables
Ag-Tek®, Breeder-Sleeve®, Calf Eze™, Dr. Frank's®, D3® Needles, D3 color mark – red®, D3X™, ElectroJac®, EquiSleeve™, E-Z Catch®, Ideal®, Jolt®, Maxi Sleeve®, MegaShot™, PolySleeve®, Prima®, Prima Marc™, Prima-Shot™, Prima Tech®, Pro-Shot™, Safe-T-Flex™, SyrFlex™

Animal Care & Others
AluShield™, BotVax®, EqStim®, Fura-Zone®, Horse Sense®, ImmunoRegulin®, MACLEOD®, NFZ™, PanaKare™, Paradefense®, Peraside™, Pro-Fix®, Pro-Flex®, RenaKare™, Squire®, Stress-Dex®, SureBond®, ThyroKare™, Tri-Hist®, Uniprim®, Vet-Tie™, Vita-15™

Rodent & Control
Assault®, Chem-Tech, Ltd.™, Chem-Tech's CT logo (with circle)™, CT-511®, Cykill™, DeciMax®, Di-Kill®, Dy-Fly®, Final-Fly-T®, Fly-Die Defense™, Fly-Die Ultra™, LD-44T™, LD-44Z™, Place Pack®, PolyPetite™, PolyShield™, Protectus™, Provecta®, Provecta Advanced®, Prozap®, Prozap (stylized mark w/fancy Z)™, PY-75™, Ramik®, Rodex™, Standguard®, Turbocide®, TurboCide® (stylized), Turbocide Gold®, VAP-5™, VAP-20™, War Paint®, X-185™

Genomic Services
Canine HealthCheck®, Canine HealthCheck and Design®, CatScan and Design®, GeneSeek®, Genomic Profiler™, Igenity®, Infiniseek®, NeoSeek™, Paw Print Genetics®, Paw Print Pedigrees®, SeekGain™, SeekSire™, Skimseek®

We manage our organization through our Food Safety and Animal Safety segments. See the "Notes to Consolidated Financial Statements" section of this Form 10-K for financial information about our business segments and international operations.

FOOD SAFETY SEGMENT

Neogen's Food Safety segment is primarily engaged in the manufacturing and marketing of diagnostic test kits and complementary products (e.g., culture media) sold to food and feed producers and processors to preserve the quality of food to prevent contamination and food-borne illnesses such as foodborne pathogens, spoilage organisms, natural toxins, food allergens, ruminant by-products, and manufacturing environmental general sanitations; as well as food quality and nutritional components. Neogen's food safety test kits are used by testers ranging from small local grain elevators to the largest, best-known food and feed processors in the world, and numerous regulatory agencies. Along with the detection of contaminants in foods, Neogen's food safety test kits also detect beneficial components in foods such as dietary fiber and carbohydrates. Neogen's food safety products include tests for:

Natural Toxins & Allergens. Grain producers and processors of all types and sizes use Neogen's Natural Toxins tests, such as Veratox, Reveal, Reveal Q+ and Reveal Q+ MAX to detect the presence of mycotoxins in order to ensure product safety and quality in food and animal feed. This line also includes tests to detect histamine, a natural toxin that occurs when certain species of fish begin to decay, and sulfite, an effective but potentially allergenic shrimp preservative. Neogen's Allergen test kits are used by the world's largest producers of cookies, crackers, candy, ice cream and many other processed foods. Food Allergen tests kits sold under the Veratox, Alert, Reveal, Reveal 3-D and BioKits brands help protect their food-allergic customers from the inadvertent contamination of products with food allergens, including but not limited to peanut, milk, egg, almond, gliadin (gluten), soy, hazelnut and coconut residues.

Bacterial and General Sanitation. Meat and poultry processors, ready to eat food companies, fruit and vegetable producers and many other market segments are the primary users of Neogen's ANSR, MDS ("Molecular Detection System") and Reveal tests to detect foodborne bacteria, including *E. coli* O157:H7, *Salmonella*, *Listeria, Listeria monocytogenes, cronobacter,* and *Campylobacter*. Neogen's ANSR and MDS pathogen detection systems are isothermal amplification reaction test methods that exponentially amplifies the DNA of any bacteria present in food and environmental samples to provide DNA-definitive results in a fraction of the time of other molecular detection methods. Reveal's lateral flow device combines an immunoassay with chromatography for a rapid and accurate one-step result. Neogen manufactures various rapid testing tools to determine general sanitation and hygiene. Neogen markets both AccuPoint Advanced and Clean-Trace™ rapid sanitation tests to detect the presence of ATP, a chemical found in all living cells. These are easy-to-use and inexpensive tests that use bioluminescence to quickly determine if a contact surface has been properly cleaned. Neogen's worldwide customer base for ATP sanitation testing products includes food and beverage processors, the food service and healthcare industries, as well as many other users.

Indicator Testing, Culture Media & Other. Neogen Culture Media, formerly Neogen's Acumedia and Lab M products, offers culture media and prepared media for varied purposes, including traditional bacterial testing and the growth of beneficial bacteria, such as cultures for sausages and beer. Petrifilm® standard and rapid plates are all-in-one plating systems that serve as an efficient method for the detection and enumeration of various microorganisms. Neogen's customers for these product lines include food manufacturers and processors, commercial and research laboratories and producers of pharmaceuticals, cosmetics and veterinary vaccines.

Neogen offers several products, including filter tests and Colitag, for performing microbial analysis of water for the food and beverage industries, including water companies. Neogen's Soleris products are used by food processors to identify the presence of spoilage organisms (e.g., yeasts and molds) and other microbiological contamination in food. To complement our microbiological offerings, Neogen also offers a wide range of sample collection products. These solutions are designed to make environmental and carcass sample collection and preparation more reliable and convenient than traditional methods.

Through the Ireland-based Megazyme, Ltd., Neogen supplies diagnostic kits and specialty enzymes to worldwide quality control laboratories in the food, animal feed and beverage industries. Megazyme's validated assays and reagents are used across various food industries to measure dietary fibers, complex carbohydrates, simple sugars and organic acids, such as lactose. Neogen's food safety and risk management software-as-a-service, Neogen Analytics, delivers a comprehensive Environmental Monitoring Program (EMP) automation solution for food companies. The software reduces risk by increasing the visibility of food safety testing results, elevating the ability to comply with and improve food safety standards. Neogen's capabilities also provide additional services to include data aggregation and digitalized workflow services for product testing and sanitation programs. Neogen Analytics is now integrated with Clean-Trace™ and Petrifilm Plate Reader Advanced, which enhances customer experiences with Neogen software and devices.

Lastly, Neogen's laboratory services offers food safety analysis services in the U.S. Our ISO-accredited lab offers a variety of fee-for-service tests for the food and feed industries.

Neogen's bacterial test kits and systems are built upon the company's culture media business where culture media is the basis of many of the indicator and pathogen diagnostic workflow. Many of Neogen's diagnostic test systems can be read on automated or semi-automated readers allowing faster customer workflow, less hands-on time and provide definitive results.

Neogen's test kits are generally based on internally developed technology, licensed technology, or technology that is acquired. The Food Safety segment incurs expense for royalties for licensed technology used in our products, primarily for our allergen products and the pathogen product line. Generally, royalty rates are in the range of 2% to 10% of revenues on products containing licensed technology. Some licenses involve technology that is exclusive to Neogen's use, while others are non-exclusive and involve technology licensed to multiple licensees.

Revenues from Neogen's Food Safety segment accounted for 71.3%, 70.9%, and 66.5% of our total revenues for fiscal years ended May 31, 2025, 2024 and 2023, respectively.

ANIMAL SAFETY SEGMENT

Neogen's Animal Safety segment encompasses a broad portfolio of products and services aimed at enhancing animal health, agricultural biosecurity, and genetic progress. These offerings span life sciences, veterinary instruments and disposables, animal care solutions, rodent and insect control, disinfectants, and advanced genomic services. The segment supports livestock producers, veterinarians, researchers, and companion animal owners globally.

Life Sciences. Neogen's Life Science/Toxicology division offers reagents and test kits used in immunoassay production, forensic and animal toxicology, and life science research. Their drug detection assays—over 125 kits—screen more than 300 drugs and metabolites across a range of biological matrices. Research assays detect hormones, steroids, lipoxins, and histamine in varied species. Neogen also provides unique colorimetric and chemiluminescent substrates for research use.

Veterinary Instruments & Disposables. Through its Ideal and Prima Tech brands, Neogen offers an extensive range of approximately 600 veterinary instruments and delivery systems used for administering antibiotics and vaccines. Among these, the Ideal D3 and D3X needles stand out for their enhanced strength and ability to be detected by metal detectors in meat processing facilities, which provides a distinct safety advantage in the beef and swine industries. The Prima Tech line features precision instruments designed for injections, topical and oral administration, artificial insemination, and animal identification, catering to the needs of farmers, ranchers, and veterinarians.

Animal Care & Other. Neogen's NeogenVet product line delivers a comprehensive range of innovative and high-quality solutions for the veterinary market. Among its offerings are digestive aids and nutritional supplements such as PanaKare, which serves as a pancreatic enzyme replacement therapy; Natural Vitamin E-AD, designed to address vitamin deficiencies in swine, cattle, and sheep; and RenaKare, which supports potassium levels in cats and dogs. The company also markets Uniprim, a broad-spectrum veterinary antibiotic, and offers companion animal parasiticides under the Provecta brand. In equine health, Neogen provides BotVax B, the only USDA-approved vaccine for the prevention of Type B botulism, commonly known as Shaker Foal Syndrome. To support immune function, EqStim has proven to be a safe and effective immunostimulant for treating bacterial and viral respiratory infections in horses, while ImmunoRegulin is used in dogs to assist in managing pyoderma, a type of bacterial skin inflammation.

Rodent Control, Insect Control, & Disinfectants. Neogen offers a comprehensive line of rodent and insect control products, along with cleaners and disinfectants, that play a critical role in biosecurity and disease prevention across animal production operations. Its rodent control solutions, sold under brand names such as Ramik, CyKill, and Havoc, incorporate a variety of active ingredients including diphacinone, bromethalin, brodifacoum, and zinc phosphide. These ingredients are blended with food-grade components to ensure high palatability and effectiveness. Neogen's cleaners and disinfectants, such as Synergize, BioSentry 904, and Peraside, are widely used in food production and veterinary environments to maintain hygiene and minimize the risk of disease outbreaks. The company also addresses insect control with its Prozap brand, designed for large animal production including cattle and equine facilities. For professional pest control, the SureKill line offers broad-spectrum insecticide solutions, while StandGuard is specifically used in beef cattle for the control of horn flies and lice.

Genomics Services. Neogen operates six global genomics labs offering DNA genotyping, sequencing, and trait analysis for livestock and companion animals. Their bioinformatics database supports genetic improvement in animal performance. The 2021 acquisition of Genetic Veterinary Sciences, Inc. expanded their companion animal offerings by over 350 genetic tests for dogs and cats. Clients include breed registries, researchers, and producers across multiple species.

Neogen's Animal Safety segment delivers integrated solutions across animal health, productivity, and safety through innovation in diagnostics, care, and genetics. Their science-driven products and services continue to support the evolving needs of global animal industries while maintaining a strong focus on biosecurity and genetic progress.

Revenues from Neogen's Animal Safety segment accounted for 28.7%, 29.1%, and 33.5% of our total revenues for fiscal years ended May 31, 2025, 2024 and 2023, respectively.

GENERAL SALES AND MARKETING

Within our food safety and animal safety segments, our sales efforts are generally organized by specific markets, and/or geography. As of May 31, 2025, a total of 975 employees were assigned to sales and marketing functions. During the fiscal years ended May 31, 2025, 2024 and 2023, no single customer or distributor accounted for 10% or more of our revenues.

DOMESTIC SALES AND MARKETING

FOOD SAFETY

To reach each customer and prospect with expertise and experience, Neogen has a staff of specialized food safety sales and technical service representatives assigned to specific markets or geographies. This staff sells our products directly to distributors and end users and also handles technical support issues that arise with customers.

Neogen's food safety markets are primarily comprised of:

- **Milling and grain**, including grain elevators, feed mills, pet food manufacturers and grain inspection companies;

- **Meat and poultry**, including meat and poultry processors, producers of ready-to-eat meat and poultry products, and the USDA's Food Safety and Inspection Service (FSIS);

- **Ready-to-eat**, including flour millers, malters, bakeries, candy and confection manufacturers, manufacturers of prepared meals, nuts, spices, cookies, crackers and other snack foods;

- **Fruits and vegetables**, including growers and processors of juice and packaged fresh cut grocery items;

- **Seafood**, including harvesters and processors of a wide variety of seafood products;

- **Dairy**, including milk and yogurt processors;

- **Beverage**, including soft drink bottlers and beer and wine producers;

- **Water,** including food producers, water bottlers and municipal water departments;

- **Healthcare**, including hospitals and distributors to the healthcare industry;

- **Traditional culture media markets**, including commercial and research laboratories and producers of pharmaceuticals, cosmetics and veterinary vaccines;

- **Food service**, including fast food service establishments and retail grocery market chains; and

- **Dietary supplements**, including producers and marketers of a wide variety of nutritional and holistic consumer products.

ANIMAL SAFETY

Neogen's staff of specialized animal safety sales, marketing, customer and technical service representatives sell our products and services directly to consumers, dealers, veterinarians, distributors and other manufacturers and also handle technical support issues. Neogen further supports its distribution channels through product training, field support, various promotions and advertising.

Neogen's animal safety markets are primarily comprised of:

- **Companion animal veterinarians**;

- **Livestock producers, veterinarians and breed associations**;

- **Retailers**, including large farm and ranch retailers;

- **Breeding and genetics companies**, including large dairy artificial insemination providers, poultry and swine genetics companies and the aquaculture industry;

- **Diagnostic labs and universities**, including commercial and forensic testing laboratories;

- **Distributors.** To expand the reach of its animal safety over-the-counter and veterinary products, Neogen has a dedicated sales team that sells the Company's products to animal health product distributors;

- **Other manufacturers and government agencies.**

INTERNATIONAL SALES AND MARKETING

Neogen maintains locations outside of the United States in 28 other countries to provide a direct sales presence. We also maintain a network of distributors to reach countries where we do not have a direct presence.

UK, Europe, Middle East, Africa and India. Neogen Europe, Ltd., headquartered in Ayr, Scotland, sells products and services to our network of customers and distributors throughout the U.K., Europe, the Middle East and Africa. Customers in the U.K., France, Germany, Italy, the Netherlands, United Arab Emirates (U.A.E.) and India are served by our employees. In other countries, customers are generally served by distributors managed by Neogen Europe personnel.

Neogen Europe management is also responsible for various other manufacturing operations and service providers, including Neogen Ireland, Quat Chem, Ltd., Neogen Italia, Megazyme, Ltd., Delf, Ltd., and Abbott Analytical, Ltd. Neogen Europe has an additional manufacturing locations in Heywood, England, which manufactures culture media supplements and microbiology technologies.

Mexico, Central and South America. Neogen maintains offices and distribution facilities in Mexico, Guatemala, Brazil, Argentina, Chile, Uruguay and Colombia. Combined, the businesses distribute Neogen's products and offer genomics services throughout Latin America to distributors and end customers.

Neogen do Brasil, headquartered near São Paulo, is also responsible for Rogama, located in Pindamonhangaba, Brazil. This company operates a genomics testing laboratory (formerly named Deoxi) and develops, manufactures and markets rodent and insect control products. Rogama offers registered pest control products to Brazil's agronomic, professional and retail markets.

Asia Pacific. Neogen maintains offices in Japan, Korea, Thailand, China, Australia and New Zealand. Combined, the businesses distribute Neogen's products throughout the Asia Pacific region to distributors and end customers.

Our Chinese subsidiary, located in Shanghai, also operates a genomics testing laboratory, focusing on swine, dairy and beef cattle markets. Neogen's Australasia subsidiary also operates a genomics testing laboratory, focusing on sheep and cattle markets in Australia and New Zealand.

Neogen Canada. This business operates a genomics testing laboratory in Edmonton, Alberta. Neogen also has a food safety-focused training laboratory, instrument service center and commercial office in London, Ontario.

Other distributor partners. Outside of our physical locations, Neogen uses our own sales managers in both the Food Safety and Animal Safety segments to work closely with and coordinate the efforts of a network of distributors in more than 100 countries. The distributors provide local training and technical support, perform market research and promote Company products within designated countries around the world.

Sales to customers outside the U.S. accounted for 50.2%, 49.7%, and 48.4% of our total revenues for fiscal years ended May 31, 2025, 2024 and 2023, respectively. No individual foreign country contributed 10% or more of our revenues for those same periods.

RESEARCH AND DEVELOPMENT

Neogen has a commitment to its research and development activities. Our product development efforts are focused on the development and commercialization of innovative new products that advance our business strategy and on the enhancement of existing products. As of May 31, 2025, we employed 78 scientists and support staff in our worldwide research and development group, including immunologists, chemists, geneticists, engineers and microbiologists. Management currently expects our future research and development expenditures to approximate 2% to 3% of total revenues annually. The research and development team continues to align with subject matter experts in academia, industry and regulatory agencies for advancing innovative scientific solutions to benefit the Food Safety and Animal Safety sectors.

Neogen has ongoing development projects for several new and improved diagnostic tests and other complementary products for both the Food Safety and Animal Safety markets. Management expects that a number of these products will be commercially available at various times during fiscal years 2026 and 2027.

Certain technologies used in some products manufactured and marketed by Neogen were acquired from or developed in collaboration with partners, independent scientists, governmental agencies, universities and other third parties. We have entered into agreements with these parties that provide for the payment of royalties based on sales of products that use the pertinent licensed technology. Royalties under these agreements, , expensed to sales and marketing, amounted to $1,605, $3,250, and $3,392 in fiscal years 2025, 2024, and 2023, respectively.

PROPRIETARY PROTECTION AND APPROVALS

Neogen uses a variety of intellectual property approaches to protect the competitive position of its offerings, including the use of patents, trademarks, trade secrets, proprietary and confidential know-how, as well as branding and trademarks. Patent and trademark registration applications are submitted whenever appropriate. From its inception, Neogen has acquired and been granted numerous patents and trademark registrations and has numerous pending patents and trademark applications. Neogen's patent portfolio includes approximately 169 U.S. patents, 611 patents in countries outside of the U.S., and 177 pending patent applications globally. Neogen's trademark estate includes approximately 100 trademark registrations within the U.S., 370 trademark registrations in countries outside of the U.S, and 5 trademark registration applications globally.

We do not expect the near-term expiration of any single patent to have a significant effect on future results of operations. Our offerings are also protected by trade secrets and proprietary know-how when appropriate. For example, many of our products employ unique antibodies capable of detecting microorganisms and other substances at minute levels. In some instances, we have chosen to keep confidential the methods and techniques used to manufacture and use those antibodies when trade secret and/or proprietary know-how protections are more appropriate.

Management believes that Neogen has adequate rights to commercialize our products. However, we are aware that substantial research is conducted at universities, governmental agencies and other companies throughout the world, and that it always is possible that patents have been applied for and could be granted that are relevant to technologies that may be used in our products. To the extent some of our products may now, or in the future, embody technologies protected by patents of others, we may need to obtain licenses to use such technologies to continue to sell the products. These licenses may not be available on commercially reasonable terms. Failure to obtain any such licenses could delay or prevent the sale of certain new or existing products. In addition, patent litigation is not uncommon. Accordingly, there can be no assurance that we will continue to have adequate rights to commercialize our new products or that we will avoid litigation.

One of the major areas affecting the success of biotechnology and pharmaceutical development involves the time, cost and uncertainty surrounding regulatory approvals. Neogen products requiring regulatory approval include BotVax B, EqStim, ImmunoRegulin and Uniprim, and regulatory approvals for those products have been received. Neogen's rodent control, parasiticide and insect control products are subject to registration in the U.S and internationally.

Neogen utilizes third-party validations and certifications on many of our products and associated methods to provide our customers with confidence that our products perform to specified levels. These include validation by, among others, the AOAC International, independently administered third-party, multi-laboratory collaborative studies, and approvals by the USDA Food Safety Inspection Service.

PRODUCTION AND SUPPLY

Neogen manufactures products in the U.S., the U.K., Ireland and Brazil and provides genomics services in the U.S., Scotland, Brazil, Australia, China and Canada. As of May 31, 2025, there were approximately 1,456 full-time employees assigned to manufacturing operations and providing services in these locations, operating on multiple shift schedules, with occasional 24/7 production during high-demand periods. Future demand increases could be accommodated by adding shifts. Management believes we could increase the current output of our primary product lines by using the current space available. However, to do so would require investment in additional equipment.

Food safety diagnostics. Manufacturing of diagnostic tests for the detection of natural toxins, pathogens, food allergens and spoilage organisms, final kit assembly, quality assurance and shipping takes place at our facilities in Michigan and Kentucky. Proprietary monoclonal and polyclonal antibodies for Neogen's diagnostic kits are produced on a regular schedule in our immunology laboratories in Lansing, Michigan. Generally, the shipment of diagnostic test kits to customers in Europe is performed from a third-party facility in the Netherlands. Many of the Company's food safety diagnostic instruments and readers are produced by third-party vendors to our specifications and then shipped to customers. Culture media products are manufactured in an ISO-approved facility in Lansing and in Heywood, England. Products are blended following strict formulations or custom blended to customer specifications and shipped to customers from the U.S. and the Netherlands. The Heywood location produces prepared media plates, sterile liquid media, and other related products in ready-to-use format for food testing laboratories across the U.K. and Western Europe. Enzyme substrates are manufactured at Megazyme in Bray, Ireland. Our Clean-Trace product line is manufactured in Wales. Other former 3M FSD products are currently manufactured within 3M plants in the U.S. and Poland.

Animal health products. Manufacturing of animal health products, pharmacological diagnostic test kits, and test kits for drug residues takes place in our FDA-registered facilities in Lexington, Kentucky. In general, manufacturing operations including reagent manufacturing, quality assurance, final kit assembly and packaging are performed by Neogen personnel. Certain animal health products and veterinary instruments that are purchased finished or that are toll manufactured by third-party vendors are warehoused and shipped from our Kentucky facilities. Some veterinary instruments are produced in our facilities in Lansing and are then shipped to Kentucky for distribution to customers. Manufacturing of devices used for animal injections, topical applications and oral administration occurs in Kenansville, North Carolina.

Veterinary biologics. Neogen maintains a Lansing-based USDA-approved manufacturing facility devoted to the production of the biologic products EqStim and ImmunoRegulin. *P.acnes* seed cultures are added to media and then subjected to several stages of further processing resulting in a finished product that is filled and packaged within the facility. Our BotVax B vaccine also is produced in the Lansing facility using Type B botulism seed cultures and a traditional fermentation process.

Agricultural genomics services. Neogen offers agricultural genomics laboratory services and bioinformatics at our locations in the U.S., Scotland, Brazil, Australia, China and Canada. Through our laboratory services and bioinformatics (primarily in beef and dairy cattle, pigs, sheep, poultry, horses and dogs), Neogen Genomics allows our customers to speed genetic improvement efforts, as well as identify economically important diseases.

Cleaners, disinfectants and rodent control products. Manufacturing of rodent control products and/or cleaners and disinfectants takes place in the following locations: Wisconsin, Tennessee, California, England and Brazil. Certain cleaners and disinfectants are manufactured in Neogen facilities, while others are purchased from other manufacturers for resale or toll manufactured by third parties.

Insect control products. Neogen manufactures insect control products at its facilities in Iowa and Brazil. Neogen purchases component parts and raw materials from many suppliers. Though many of these items are purchased from a single source to achieve the greatest volume discounts, we believe we have identified acceptable alternative suppliers for most of our key components and raw materials where it is economically feasible to do so. There can be no assurance that we would avoid a disruption of supply in the event a supplier discontinues shipment of product. Shipments of higher volume products are generally accomplished within a 48-hour turnaround time.

COMPETITION

While competitors differ across individual markets, we are not aware of any single competitor that is pursuing Neogen's fundamental strategy of developing and marketing a broad line of products, ranging from disposable tests and culture media to veterinary pharmaceuticals and instruments for a large number of food safety and animal safety concerns. For each of our individual products or product lines, we face intense competition from companies ranging from small businesses to divisions of large multinational companies. Some of these organizations have substantially greater financial resources than Neogen. We compete primarily on the basis of ease of use, speed, accuracy and other performance characteristics of our products. The breadth of our product line, the effectiveness of our sales and customer service organizations, and pricing also are components in management's competitive strategy.

Future competition may become even more intense and could result from the development of new technologies, which could affect the marketability and profitability of Neogen's products. Our competitive position also depends on our ability to continue to develop proprietary products, attract and retain qualified scientific and other personnel, develop and implement production and marketing plans and protect the intellectual property for new products. Additionally, we must continue to generate or have access to adequate capital resources to execute our strategy.

FOOD SAFETY:

With a large professional sales organization offering a comprehensive catalog of food safety solutions, management believes we maintain a general advantage over competitors offering only limited product lines. In most cases, Neogen sales and technical service personnel can offer unique insight into a customer's numerous safety and quality challenges, and offer testing and other solutions to help the customer overcome those challenges.

Competition for pathogen detection products includes traditional methods and antibody and genetic-based platforms; competition for natural toxins and allergen detection products includes instrumentation and antibody-based tests. While our offerings will not always compete on all platforms in all markets, the products we offer provide tests that can be utilized by most customers to meet their testing needs.

In addition to our extensive product offerings and robust distribution network, we focus our competitive advantage in the areas of customer service, product performance, speed, and ease of use of our products. Additionally, by aggressively maintaining Neogen's ability to produce at low cost, we believe that we can be competitive with new market entrants that may choose a low pricing strategy in an attempt to gain market share.

ANIMAL SAFETY:

Neogen's Animal Safety segment does not encounter any single competitor across the various products and markets we serve. In the life sciences and toxicology markets, we compete against several other diagnostic and reagent companies with similar product offerings.

In the veterinary market, Neogen markets BotVax B, the only USDA-approved vaccine for the prevention of botulism Type B in horses. We compete on other key products through differentiated product performance and superior customer and technical support. With some of our products, we provide solutions as a lower cost alternative and also offer a private label option for our customers.

Competition in the rodent control market includes several companies of comparable size that offer products into similar market segments. The retail rodent control market is not dominated by a single brand. While the technical materials used by competing companies are similar, Neogen uses manufacturing and bait formula techniques, which we believe may better attract rodents to the product and thereby improves overall product performance.

Within the insect control market, our products specifically focus on the area of insect control for food and animal safety applications. There are several competitors offering similar products, however, we have a proprietary formulation chemistry that optimizes the delivery and safe application of insect control products at the customer's location. These products are currently only sold in the U.S. through a combination of direct sales and distributors.

Numerous companies, including a number of large multinationals, compete for sales in the cleaner and disinfectant product segment. Neogen's broad line of products is sold around the world, primarily to assist in the cleaning and disinfecting of animal production facilities.

In addition to our extensive portfolio of animal safety products, Neogen also competes in the retail market by providing solutions to common retail problems, such as stock outs, wasted floor space, and inconsistent brand identity. We differentiate ourselves by offering planograms and convenient reordering systems to maximize turns and profitability for our retail customers.

Neogen Genomics, a leading worldwide commercial animal genomics laboratory, employs cutting-edge technology in the area of genomics. The result of this technology allows the acceleration of natural selection through parentage testing and selective breeding of traits such as disease resistance, yield improvement and meat quality. Competition comes mainly from a number of general laboratory service providers, some significantly larger than us as well as several smaller companies offering genomics services. Neogen Genomics is not involved in cloning or the development of transgenic animals.

GOVERNMENT REGULATION

A significant portion of Neogen's products and revenues are affected by the regulations of various domestic and foreign government agencies, including the U.S. Department of Agriculture (USDA), the Environmental Protection Agency (EPA), and the U.S. Food and Drug Administration (FDA). Changes in these regulations could affect revenues and/or costs of production and distribution.

Neogen's development and manufacturing processes involve the use of certain hazardous materials, chemicals and compounds. Management believes that our safety procedures for handling and disposing of such commodities comply with the standards prescribed by federal, state and local regulations. However, changes in such regulations or rules could involve significant costs to us and could be materially adverse to our business.

The rodent control products, insect control products, cleaners, disinfectants and sanitizers manufactured and distributed by Neogen are subject to EPA and various U.S. state regulations as well as other analogous agencies in the markets where we sell such products. In general, any international sale of our products also must comply with similar regulatory requirements in the country of destination. Each country has its own individual regulatory construct with specific requirements. To the best of our knowledge, Neogen products are compliant with applicable regulations in the countries where such products are sold.

Many food safety diagnostic products do not require direct government approval. However, we have pursued voluntary approvals and certifications for a number of these products to enhance their marketability.

Neogen's veterinary vaccine products and some pharmaceutical products require government approval to allow for lawful sales. The vaccine products are approved by the U.S. Department of Agriculture, Center for Veterinary Biologics (USDA-CVB) and analogous agencies in jurisdictions where sold. The pharmaceutical products are approved by the FDA and analogous agencies in jurisdictions where sold. The products, and the facilities in which they are manufactured, are in a position of good standing with all agencies. We have no warning letters based on any review of these products or facility inspections and are not aware of any reason why we could not manufacture and market such products in the future.

Other animal safety and food safety products generally do not require additional registrations or approvals. However, Neogen's regulatory staff routinely monitors amendments to current regulatory requirements to ensure compliance.

HUMAN CAPITAL MANAGEMENT

Our people are a critical component in our continued success. As a team, they put Neogen's core values into action, while executing key initiatives to maintain long-term sustainable growth. We strive to create a workplace of choice to attract, retain, and develop top talent to achieve our vision and deliver shareholder results. As of May 31, 2025, we employed 2,974 people worldwide, with 1,676 located in the U.S. and 1,298 international. We maintain good relations with both our union and non-union employees and have not experienced any work stoppages.

The Company is committed to fostering a diverse and inclusive workplace that attracts and retains exceptional talent. Through ongoing employee development, comprehensive compensation and benefits, and a focus on health, safety and employee wellbeing, the Company strives to help its employees in all aspects of their lives so they can do their best work.

Workplace Culture and Employee Engagement. We have established our Neogen DNA, which guides us in acting with the utmost integrity as we pursue our mission and goals. Our Neogen DNA is made up of three parts: Our Purpose & Promise, Our Principles, and Our Values. Our Purpose & Promise, and the impact we can have on the world and each other, is our reason for coming to work. Our Principles represent our commitment to our clients and industry, and Our Values represent our commitment to each other. We value responsibility, consistency, and integrity. Our Code of Conduct codifies our commitment to conducting business ethically.

Talent Attraction, Development and Retention. We employ a variety of programs and platforms designed to attract, develop and retain our colleagues. Employee benefits and policies are designed to support employees at all life's moments. Neogen is committed to training and developing our employees so that they can deliver exceptional results to our customers and shareholders. We have internal programs designed to develop and retain talent, including career planning, leadership development, performance management and learning programs.

Compensation and Benefits. We strive to support our colleagues' well-being and enable them to achieve their best at work and at home. Our compensation and benefits programs are designed to be competitive and support colleague well-being, including physical and mental health, financial wellness, and family resources. We recognize the diverse needs of our colleagues around the world and have developed compensation and rewards programs that vary by country and region to address them.

Employee Health and Safety. We are committed to ensuring a safe working environment for our colleagues and promote a zero-incident safety culture. Our sites have injury prevention programs, and we strive to build on our safety culture. Our procedures emphasize the need for the cause of injuries to be investigated and for action plans to be implemented to mitigate potential recurrence. Our safety programs have resulted in strong safety performance.

ITEM 1A. RISK FACTORS

Investing in our securities involves a variety of risks and uncertainties, known and unknown, including, among others, those discussed below. Each of the following risks should be considered carefully, together with all the other information included in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes and in our other filings with the SEC. Furthermore, additional risks and uncertainty not presently known to us or that we currently believe to be immaterial also could adversely affect our business. Our business, results of operations, financial condition and cash flow could be materially and adversely affected by any of these risks or uncertainties.

RISKS RELATING TO THE TRANSACTION WITH 3M CORPORATION

We may not realize the anticipated financial and other benefits, including growth opportunities, expected from the 3M Food Safety merger transaction.

We have realized and expect that we will continue to realize synergies, growth opportunities and other financial and operating benefits as a result of the Transaction. Our success in realizing these benefits, and the timing of their realization, depends, among other things, on the continued successful integration of the business operations of the 3M Food Safety business with Neogen. Even if we are able to integrate the 3M Food Safety business successfully, we cannot predict with certainty if or when the balance of these synergies, growth opportunities and other benefits will be realized, or the extent to which they will actually be achieved. For example, the benefits from the Transaction could be offset by costs incurred in integrating the 3M Food Safety business. Realization of any synergies, growth opportunities or other benefits could be affected by the factors described in other risk factors and a number of factors beyond our control, including, without limitation, general economic conditions, increased operating costs and regulatory developments.

The integration of the 3M Food Safety business with Neogen presents challenges, and the failure to successfully integrate the 3M Food Safety business could have a material adverse effect on our business, financial condition and results of operations.

Although significant progress has been made to date in the integration of the 3M Food Safety business with Neogen, there is much that remains to be accomplished, particularly in the integration of the manufacturing operations of the 3M Food Safety business with Neogen. There is a significant degree of difficulty inherent in the process of integrating the 3M Food Safety business with Neogen. The difficulties include:

- the integration of the 3M Food Safety business with Neogen's current businesses while carrying on the ongoing operations of all businesses;

- managing a significantly larger company than before the consummation of the Transaction; and

- integrating certain manufacturing, information technology, purchasing, accounting, finance, sales, billing, human resources, payroll and regulatory compliance systems.

The continued successful integration of the 3M Food Safety business cannot be assured. The failure to do so could have a material adverse effect on our business, financial condition and results of operations. Challenges with integrating the business contributed to impairment charges to the carrying value of our Food Safety reporting unit in the second and fourth quarters of fiscal 2025, and it is possible we may be required to record future impairment charges that relate, in whole or in part, to the successful integration of this business.

Pursuant to the terms of the Transaction, Neogen Food Safety Switzerland will be restricted from taking certain actions that could adversely affect the intended tax treatment of the Transaction, and such restrictions could impair Neogen's ability to implement strategic initiatives that otherwise would be beneficial.

The Tax Matters Agreement executed in connection with the Transaction generally restricts Neogen Food Safety Switzerland from taking certain actions that could adversely affect the intended tax treatment of the Transaction. In particular, until September 1, 2025,:

- Neogen Food Safety Switzerland will substantially continue the business activity of Neogen Food Safety Switzerland within Switzerland;

- either Neogen Food Safety Switzerland or the built-in gains related to Neogen Food Safety Switzerland's business will remain fully subject to Tax in Switzerland; and

- Neogen Food Safety Switzerland will (i) continue its business activity within Switzerland, (ii) earn remuneration consistent with arm's-length transfer pricing practices, (iii) employ at least the number of full-time employee(s) set forth in the Tax Ruling issued by the competent Swiss Tax Authority at all times to carry out the business activity of Neogen Food Safety Switzerland will; and

- Neogen Food Safety Switzerland will not merge into another Swiss entity unless, prior to such merger, Parent obtains a Tax ruling issued by the competent Swiss Tax Authority stating that such merger (I) will be non-taxable for Swiss Tax purposes, (II) will not affect the tax-free nature of the demerger of 3M EMEA GmbH and (III) will not result in any other adverse Tax affects to 3M EMEA GmbH.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Tariffs and other trade measures could adversely affect our results of operations, financial position and cash flows.

Our international operations subject us to a multitude of different tariffs and trade policies, some of which may be discriminatory or conflicting. As a result of the new administration's trade policy, tariffs have increased and may continue to increase our material input costs. We do not expect to be able to fully mitigate the impact of these increased costs or pass price increases on to our customers. In addition, new and increased tariffs as well as uncertainty regarding global trade policies generally have also contributed to softened demand for certain of our products. These factors are expected to continue to negatively impact our results of operations and financial condition in the near term, and continued and/or increasing trade restrictions, retaliatory trade measures and additional tariffs could further exacerbate the problem.

While tariffs and other trade measures imposed by other countries on U.S. goods have not yet had a significant impact on our business or results of operations, we cannot predict further developments, and such existing or future tariffs could have a material adverse effect on our results of operations, financial position and cash flows.

We are subject to risks relating to existing international operations and expansion into new geographical markets.

Expanding sales globally is part of our overall growth strategy, and we expect sales from outside the U.S. to continue to represent a significant portion of our revenue. In fiscal year 2025, sales to customers outside of the U.S. accounted for 50.2% of our total revenue, compared to 49.7% and 48.4% of our total revenues in fiscal year 2024 and 2023, respectively. Our international operations are subject to general risks related to such operations, including:

- political, social and economic instability and disruptions, including social unrest, geopolitical tensions, inflation and interest rate uncertainties;

- government export controls, economic sanctions, embargoes or trade restrictions;

- the imposition of duties and tariffs and other trade barriers;

- limitations on ownership and on repatriation or dividend of earnings;

- transportation delays and interruptions;

- labor unrest and current and changing employment and labor regulatory environments;

- increased compliance costs, including costs associated with disclosure requirements and related due diligence;

- difficulties in staffing and managing multi-national operations;

- limitations on our ability to enforce legal rights and remedies;

- the ability of our current products to comply with product standards established by foreign regulatory bodies;

- differing regulatory and legal systems and environments;

- diminished protection of intellectual property in some countries;

- access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cyber risks; and

- fluctuations in foreign currency exchange rates.

If we are unable to successfully manage the risks associated with expanding our global business or adequately manage operational risks of our existing international operations, these risks could have a material adverse effect on our growth strategy into new geographical markets, reputation, business, results of operations, financial condition and cash flows. In addition, the impact of such risks could be outside of our control and could decrease our ability to sell products internationally, which could adversely affect our business, financial condition, results of operations and cash flows. We continue to monitor the impact of the conflict between Russia and Ukraine, and conflict in the Middle East. While it is difficult to anticipate the effect the sanctions announced to date could have on us, any further sanctions imposed or actions taken by the U.S. or other countries, could affect the global price and availability of raw materials, reduce our sales and earnings or otherwise have an adverse effect on our business and results of operations

We have material weaknesses in our internal control over financial reporting, and if we are unable to improve our internal controls, our financial results may not be accurately reported.

As disclosed in Item 9A, "Controls and Procedures," we have identified additional material weaknesses in our internal control over financial reporting. Specifically, we determined that we did not design, implement, and/or operate effective control activities across substantially all of the Company's business and financial reporting processes to adequately achieve and complete accurate financial accounting, reporting, and disclosures based on the criteria established in the COSO Framework, and we identified deficiencies in the principles associated with the control activities component of the COSO Framework. This contributed to a material weakness in control activities, either individually or in aggregate related to management not maintaining effective management review controls to adequately support certain assumptions applied in its goodwill valuation analysis. The material weaknesses did not result in any material identified misstatements to the consolidated financial statements, and there were no changes to previously issued financial results.

These material weaknesses, potential new and additional material weaknesses that we conclude exist, and difficulties we may encounter in implementing new or improved controls or remediation efforts could prevent us from accurately reporting our financial results, result in material misstatements in our financial statements or cause us to fail to meet our reporting obligations. These deficiencies could negatively affect our business, financial condition and results of operations.

Our business strategy is dependent on successfully promoting internal growth and identifying and integrating acquisitions.

Our business has grown significantly over the past several years as a result of both internal growth and acquisitions of existing businesses and their products. Management initiatives may be attempted to augment internal growth, such as strengthening our presence in select markets, reallocating research and development funds to products with higher growth potential, development of new applications for our technologies, enhancing our service offerings, continuing key customer efforts, and finding new markets for our products. Failure of these management initiatives may have a material adverse effect on our operating results and financial condition.

Identifying and pursuing acquisition opportunities, integrating these acquisitions into our business and managing their growth requires a significant amount of management's time and skill. We cannot assure that we will be effective in identifying, integrating or managing future acquisition targets. Our failure to successfully integrate and manage a future acquisition could have a material adverse effect on our operating results and financial condition.

We may not be able to effectively manage our future growth, and if we fail to do so, our business, financial condition and results of operations could be adversely affected.

We rely significantly on our information systems' infrastructure to support our operations and a failure of these systems and infrastructure and/or a security breach of our information systems could damage our reputation and have an adverse effect on operations and results.

We rely on our information systems' infrastructure to integrate departments and functions, enhance our ability to service customers, improve our control environment, and manage our cost reduction initiatives. If a security breach or cyberattack of our information technology ("IT") networks and systems occurs, our operations could be interrupted. Any issues involving our critical business applications and infrastructure could adversely impact our ability to manage our operations and the customers we serve. Although we have controls and security measures in place to prevent such attacks, experienced computer hackers are increasingly organized and sophisticated. Malicious attack efforts operate on a large scale and sometimes offer targeted attacks as a paid-for service. In addition, the techniques used to access or sabotage networks change frequently and generally are not recognized until launched against a target.

We rely on several information systems throughout our company, as well as those of our third-party business partners, to provide access to our web-based products and services, keep financial records, analyze results of operations, process customer orders, manage inventory, process shipments to customers, store confidential or proprietary information and operate other critical functions. Although we employ system backup measures and engage in information system redundancy planning and processes, such measures, as well as our current disaster recovery plan, may be ineffective or inadequate to address all vulnerabilities. Further, our information systems and our business partners' and suppliers' information systems may be vulnerable to attacks by hackers and other security breaches, including computer viruses and malware, through the internet (including via devices and applications connected to the internet), email attachments and persons with access to these information systems, such as our employees or third parties with whom we do business. As information systems and the use of software and related applications by us, our business partners, suppliers and customers become more cloud-based, there has been an increase in global cybersecurity vulnerabilities and threats, including more sophisticated and targeted cyber-related attacks that pose a risk to the security of our information systems and networks and the confidentiality, availability and integrity of data and information.

While we have implemented network security and internal control measures, including for the purpose of protecting our connected products and services from cyberattacks, and invested in our data and IT infrastructure, there can be no assurance that these efforts will prevent a system disruption, attack, or security breach and, as such, the risk of system disruptions and security breaches from a cyberattack remains.

If our security and information systems are compromised, interrupted or destroyed, or employees fail to comply with the applicable laws and regulations, or the information we maintain is obtained by unauthorized persons or used inappropriately, it could adversely affect our business and reputation, as well as our results of operations, and could result in litigation, the imposition of regulatory sanctions or penalties, or significant expenditures to remediate any damage to persons whose personal information has been compromised.

In fiscal year 2024, we implemented our SAP enterprise resource planning (ERP) system for our U.S. food safety business and at a manufacturing facility in Wales. The first phase of this implementation also included upgrades to many of our existing operating and financial systems. Such an implementation is a major undertaking, both financially and from a management and personnel perspective. Should the subsequent phases of implementation not occur successfully, or if the systems do not perform in a satisfactory manner, our business and operations could be disrupted and our results of operations could be adversely affected, including our ability to report accurate and timely financial results.

Disruption of our manufacturing and service operations could have an adverse effect on our financial condition and results of operations.

Our facilities and our distribution systems are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. If any of our facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility and/or distribution system. If such a disruption were to occur, we could breach agreements, our reputation could be harmed, and our business and operating results could be adversely affected. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from terrorism. Economic conditions and uncertainties in global markets could adversely affect the cost and other terms upon which we are able to obtain third party insurance. If we are unable to obtain sufficient and cost-effective third-party insurance coverage, or to the extent we have elected to self-insure, we could be at greater risk that our operations will be harmed by a catastrophic loss.

We rely heavily on third-party package delivery services, and a significant disruption in these services or significant increases in prices could disrupt our ability to ship products, increase our costs and lower our profitability.

We ship a significant portion of our products to customers through independent package delivery companies, such as UPS, Federal Express and DHL. We also ship our products through other carriers, including national and regional trucking firms, overnight carrier services and the U.S. Postal Service. If one or more of these third-party package delivery providers were to experience a major work stoppage or other event that prevented our products from being delivered in a timely fashion or caused us to incur additional shipping costs we could not pass on to our customers, our costs could increase and our relationships with some of our customers could be adversely affected. In addition, if one or more of our third-party package delivery providers were to increase prices, and we were not able to find comparable alternatives or make adjustments within our delivery network, our profitability could be adversely affected. Even if we are able to pass through increased shipping costs to our customers through increased pricing, it may impact the demand for many of our products, which could adversely affect our profitability.

Our dependence on suppliers could limit our ability to sell certain products or negatively affect our operating results.

We rely on third-party suppliers to provide raw materials and other components in our products, manufacture products that we do not manufacture ourselves and perform services that we do not provide ourselves. Because these suppliers are independent third parties with their own financial objectives, actions taken by them could have a negative effect on our results of operations. The risks of relying on suppliers include our inability to enter into contracts with third party suppliers on reasonable terms, inconsistent or inadequate quality control, relocation of supplier facilities, supplier work stoppages and suppliers' failure to comply with their contractual obligations. In addition, we currently purchase some raw materials and products from sole or single sources. Some of the products that we purchase from these sources are proprietary and, therefore, cannot be readily or easily replaced by alternative sources. Problems with suppliers and the supply chain could negatively impact our ability to supply the market, substantially decrease sales, lead to higher costs and damage our reputation with our customers.

Our business sells many products through distributors, which presents risks that could negatively affect our operating results.

We sell many of our products, both within and outside of the U.S., through independent distributors. As a result, we are dependent on distributors to sell our products and assist us in promoting and creating demand for our products. Our distributors sometimes offer products from several different companies, and those distributors may carry our competitors' products and promote our competitors' products over our own. We have limited ability, if any, to cause our distributors to devote adequate resources to promoting, marketing, selling and supporting our products. We cannot assure that we will be successful in maintaining and strengthening our relationships with our distributors or establishing relationships with new distributors who have the ability to market, sell, and support our products effectively. We may rely on one or more key distributors for a product or region, and the loss of one or more of these distributors could reduce our revenue. Distributors could face financial difficulties, including bankruptcy, which could impact our ability to collect our accounts receivable and negatively impact our financial results. In addition, violations of anti-bribery and anti-corruption or similar laws by our distributors could have a material impact on our business. Further, termination of a distributor relationship could result in increased competition in the applicable jurisdiction. Failing to manage the risks associated with our use of distributors could reduce sales, increase expenses and weaken our competitive position, which could have a negative impact on our operating results.

If we are unable to develop new products and technologies, our competitive position could be impaired, which could materially and adversely affect our sales and market share.

The markets in which we operate are characterized by rapidly changing technologies and the frequent introduction of new products. As a result, our success is dependent upon our ability to develop or acquire new products and services on a cost-effective basis, to introduce them into the marketplace in a timely manner and to protect and maintain critical intellectual property assets related to these developments. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of new products and technologies, could significantly reduce future revenue and materially and adversely affect our competitive position. While we intend to continue to commit financial resources and effort to the development of new products and services, we may not be able to successfully differentiate our products and services from those of our competitors. Our customers may not consider our proposed products and services to be of value to them or may not view them as superior to our competitors' products and services. In addition, our competitors or customers could develop new technologies or products which reflect similar or improved solutions to our existing technologies. Further, we may not be able to adapt to evolving markets and technologies, develop new products, achieve and maintain technological advantages or protect technological advantages through intellectual property rights. If we do not successfully compete through the development and introduction of new products and technologies, our business, results of operations, financial condition and cash flows could be materially adversely affected.

If we fail to maintain a positive reputation or are unable to conduct effective sales and marketing, our prospects and financial condition could be adversely affected.

We believe that market awareness and recognition of our brands have contributed significantly to the success of our business. We also believe that maintaining and enhancing these brands, especially market perceptions of the quality of our products, is critical to maintaining our competitive advantage. If any of our products are subject to recall or are proven to be, or are claimed to be, ineffective or inaccurate for their stated purpose, then this could have a material adverse effect on our business, financial condition and results of operations. Also, because we are dependent on market perceptions, negative publicity associated with product quality or other adverse effects resulting from, or perceived to be resulting from, our products could have a material adverse impact on our business, financial condition and results of operations.

Our sales and marketing efforts are anchored by promoting our products to potential customers. Therefore, our sales and marketing force, whether in-house sales representatives or third-party commercial partners, must possess an up-to-date understanding of industry trends and products, as well as promotion and communication skills.

While we will continue to promote our brands to remain competitive, we may not be successful in doing so. If we are unable to increase or maintain the effectiveness and efficiency of our sales and marketing activities, or if we incur excessive sales expenses to do so, our business, financial condition and results of operations may be materially and adversely affected.

We could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if we are unable to obtain such raw materials or other components of our products.

We purchase raw materials and components for use in our products, which exposes us to volatility in prices for certain raw materials and products. Prices and availability of these raw materials are subject to substantial fluctuations that are beyond our control due to factors such as changing economic conditions, inflation, currency and commodity price fluctuations, tariffs, resource availability, transportation costs, weather conditions and natural disasters, political unrest and instability, and other factors impacting supply and demand pressures. Significant price increases for these supplies could adversely affect our operating profits. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies. The COVID-19 pandemic, for example, resulted in raw material price inflation as well as supply chain constraints and disruptions. While we will generally attempt to mitigate the impact of increased raw material prices by endeavoring to make strategic purchasing decisions, broadening our supplier base and passing along increased costs to customers, there may be a time delay between the increased raw material prices, and our mitigation efforts. Additionally, we may be unable to increase the prices of products due to a competitor's pricing pressure or other factors, or may be unable to raise the price of our products in a manner that is proportional to the level of inflation in our input costs, which would materially and adversely affect our results of operations.

Certain of our food safety product lines depend on a sole or single source supplier or vendor. The ability of these third parties to deliver raw materials and products may be affected by events beyond our control. In addition, public health threats, such as COVID-19, severe influenza and other highly communicable viruses or diseases could affect our supply of raw materials, by limiting our ability to transport raw materials from our vendors or increasing demand and competition for supplies, which could adversely affect our ability to obtain necessary raw materials for certain of our products. Any sustained interruption in our receipt of adequate raw materials, supply chain disruptions impacting the receipt or distribution of products, or disruption to key manufacturing sites' operations due to natural and other disasters or events or other legal or regulatory requirements, could result in a significant price increase in raw materials, or their unavailability, which could result in a loss of customers or otherwise adversely impact our business, results of operations, financial condition and cash flows.

Our reputation, ability to do business and results of operations could be impaired by improper conduct by or disputes with any of our employees, agents or business partners and we have a compliance burden with respect to, and risk of violations of, anti-bribery, trade control, trade sanctions, anti-corruption and similar laws.

Our operations require us to comply with a number of U.S. and international laws and regulations, including those governing payments to government officials, bribery, fraud, anti-kickbacks, false claims, unfair competition, export and import compliance, money laundering and data privacy, as well as the improper use of proprietary information or social media. In particular, our international operations are subject to the regulations imposed by the Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010 as well as anti-bribery and anti-corruption laws of various jurisdictions in which we operate. While we strive to maintain high standards, we cannot provide assurance that our internal controls and compliance systems always will protect us from acts committed by our employees, agents or business partners that would violate such U.S. or international laws or regulations or fail to protect our confidential information. Any such violations of law or improper actions could subject us to civil or criminal investigations in the U.S. or other jurisdictions, result in substantial monetary and non-monetary penalties and shareholder lawsuits, lead to increased costs of compliance and damage our reputation, business, results of operations, financial condition and cash flows.

Changes in domestic and foreign laws, regulations, policies, and enforcement initiatives increase our costs of compliance and subject us to increased risk.

Our domestic and international sales and operations are subject to risks associated with changes in laws, regulations and policies (including environmental and employment regulations, export/import laws, tax policies and other similar programs). Failure to comply with any of these laws, regulations and policies could result in civil and criminal as well was monetary and non-monetary penalties, and damage to our reputation. In addition, we cannot provide assurance that our costs of complying with new and evolving regulatory reporting requirements and current or future laws, including environmental protection, employment, data security, data privacy and health and safety laws, will not exceed our estimates. While these risks and the impact of these risks are difficult to predict, any one or more of them could adversely affect our business, results of operations and reputation.

Differences in and changes to tax rates in the jurisdictions in which we operate and unanticipated outcomes with respect to tax audits could adversely affect our business, profitability and reputation.

We are subject to taxation in a number of jurisdictions. Accordingly, our effective tax rate is impacted by changes in the mix among earnings in countries with differing statutory tax rates. A material change in the statutory tax rate or interpretation of local law in a jurisdiction in which we have significant operations could adversely impact our effective tax rate and impact our financial results.

Our tax returns are subject to audit, and taxing authorities could challenge our operating structure, taxable presence, application of treaty benefits or transfer pricing policies. If changes in statutory tax rates or laws or audits result in assessments different from amounts estimated, our business, results of operations, financial condition and cash flows could be adversely affected. In addition, changes in tax laws could have an adverse effect on our customers, resulting in lower demand for our products and services.

A deterioration in our future expected profitability or cash flows could result in an impairment of our recorded goodwill and intangible assets.

We have significant goodwill and intangible assets recorded on our consolidated balance sheet. The valuation and classification of these assets and the assignment of useful lives to intangible assets involve significant judgments and the use of estimates. Impairment testing of goodwill and intangible assets requires significant use of judgment and assumptions, particularly as it relates to the determination of fair market value. A decrease in the long-term economic outlook and future cash flows of our business could significantly impact asset values and potentially result in the impairment of intangible assets, including goodwill.

The markets for our products are extremely competitive, and our competitors could use existing resource advantages to our detriment.

The food and animal safety industries are subject to rapid and substantial changes in technology and are characterized by extensive research and development and intense competition. Our competitors and potential competitors may have greater financial, technical, manufacturing, marketing, research and development and management resources than us. These competitors could use their resources, reputations and ability to leverage existing customer relationships to provide a competitive advantage over us that could impact our results of operations. They might also succeed in developing products that are more reliable and effective than our products, are less costly than our products or provide alternatives to our products. If the products of a competitor are better able to meet our customers' requirements, then our operating results could be adversely affected.

We are dependent on the agricultural marketplace, which is affected by factors beyond our control.

Our primary customers are in the agricultural and food production industries. Economic conditions affecting agricultural industries are cyclical and are dependent upon many factors outside of our control, including weather conditions, changes in consumption patterns or commodity prices. Any of these factors in the agricultural marketplace could affect our sales and overall financial performance.

RISKS RELATED TO LIQUIDITY, INDEBTEDNESS AND THE CAPITAL MARKETS

We have incurred substantial indebtedness and our financial condition and operations may be adversely affected by a violation of financial or other covenants.

We have incurred substantial indebtedness and related debt service obligations, which could have important consequences, including:

- reduced flexibility in responding to changing business and economic conditions, and increased vulnerability to adverse economic and industry conditions;

- reduced flexibility in planning for, or reacting to, changes in our business, the competitive environment and the markets in which we operate, and to technological and other changes;

- reduced access to capital and increased borrowing costs generally or for any additional indebtedness to finance future operating and capital expenditures and for general corporate purposes;

- lowered credit ratings;

- reduced funds available for operations, capital expenditures and other activities;

- increased vulnerability to increases in interest rates because a substantial portion of our indebtedness bears interest at floating rates; and

- competitive disadvantages relative to other companies with lower debt levels.

Our Term Loan, comprised of our Revolving Facility and Term Loan Facility, contains customary affirmative and negative covenants, including financial covenants based on leverage and cash interest expense coverage ratios and limitations on our ability to make certain investments, declare or pay dividends or distributions on capital stock, redeem or repurchase capital stock and certain debt obligations, incur liens, incur indebtedness, or merge, make certain acquisitions or sales of assets.

Our outstanding Senior Notes also include customary events of default. A violation of any of these credit-related covenants or agreements could result in a default under one or more of these agreements, which could permit the lenders or note holders, as applicable, to accelerate repayment of any borrowings or notes outstanding at that time, levy on any collateral securing such indebtedness, and/or taking other actions designed to protect our ability to repay our indebtedness. Any such event would materially and adversely affect our ability to operate our business and our results of operations and financial condition.

The available capacity under our Revolving Facility could be limited by our covenant ratios under certain conditions. An increase in the applicable leverage ratio, as a result of decreased earnings or otherwise, could result in reduced access to capital under our Revolving Facility, which is a significant component of our total available liquidity.

The outcome of litigation and other legal proceedings in which we are involved is subject to significant uncertainty, and we may incur losses in excess of what we currently anticipate, which could be material.

The Company is subject to certain legal and other proceedings, most of which are ordinary routine litigation matters incidental to our business. We do not currently believe any pending litigation matter is reasonably likely to have a material adverse effect on our future results of operations or financial position. However, because of the inherent uncertainty of outcomes from any litigation matter and because of the fact that certain of these litigation matters are in their early stages, it is possible we will incur losses relating to these litigation matters in excess of our current expectations, and it is possible such losses could have a material adverse effect on our future results of operations or financial condition.

Our quarterly and annual operating results are subject to significant fluctuations.

We have experienced, and may experience in the future, significant fluctuations in our quarterly and annual operating results. The mix of products sold and the acceptance of new products, in addition to other factors such as cost increases, could contribute to this variability. We have few long-term customer contracts and operate primarily with purchase orders. In addition, our expense levels are based, in part, on our expectation of future revenue levels. Therefore, a shortfall in expected revenue could result in a disproportionate reduction in our net income.

The market price of our common stock could be highly volatile.

The trading price of our common stock could be volatile. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as other general economic, market or political conditions, could reduce the market price of our common stock rapidly and unexpectedly, despite our operating performance. Factors that could impact the market price of our common stock include the factors described in this "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, as well as:

- Public announcements (including the timing of these announcements) regarding our business, financial performance, acquisitions and prospects or new products or services, product enhancements or technological advances by our competitors or us;

- Trading activity in our stock, including transactions by us, our executive officers and directors, and significant shareholders; trading activity that results from the ordinary course rebalancing of stock indices in which we may be included, such as the S&P Mid-Cap 400 Index; trading activity related to our inclusion in, or removal from, any stock indices; and short-interest in our common stock, which could be significant from time to time;

- Investor perception of us and the industry and markets in which we operate; changes in earnings estimates or buy/sell recommendations by securities analysts; and whether or not we meet earnings estimates of securities analysts who follow us; and

- General financial, domestic, international, economic and market conditions, including overall fluctuations in the U.S. equity markets, which may experience extreme volatility that, in some cases, is unrelated or disproportionate to our operating performance.

Our business could be adversely affected by fluctuations in the global capital markets.

Our business and financial results are affected by fluctuations in the global financial markets, including interest rates and currency exchange rates. The exposure to fluctuations in currency exchange rates takes on different forms. International revenues and costs are subject to the risk that fluctuations in exchange rates could adversely affect our reported revenues and profitability when translated into U.S. dollars for financial reporting purposes. These fluctuations could also adversely affect the demand for products and services provided by us. Failure to respond timely to these fluctuations, or failure to effectively hedge these risks when possible, could lead to a material adverse impact on our results of operations and financial condition.

We have no current plans to start paying dividends in the near-term.

Dividend payments to our shareholders depend upon a number of factors, including our results of operations, cash flows and financial position, contractual restrictions and other factors considered relevant by our Board of Directors. We have not historically paid dividends to our shareholders, and there is no assurance that we will declare and pay, or have the ability to declare and pay, any dividends on our common stock in the future.

OTHER RISK FACTORS RELATING TO OUR BUSINESS

Our success is highly dependent on our ability to obtain protection for the intellectual property used in our products.

Our success and ability to compete depends, in part, on our ability to protect, in the U.S. and other countries, our products by establishing and maintaining intellectual property rights capable of protecting our technology and products. Patent applications filed by us may not result in the issuance of patents or, if granted, may not be granted in a form that will be commercially advantageous to us. Even if granted, patents can be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of time we have patent protection for our products. We also cannot assure that our nondisclosure agreements, together with trade secrets and other common law rights, will provide meaningful protection for our trade secrets and other proprietary information. Moreover, the laws of some foreign jurisdictions may not protect intellectual property rights to the same extent as in the U.S., and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights domestically or in foreign jurisdictions, we could incur substantial costs and our business, including our business prospects, could be substantially harmed.

Certain of our products could be the subject of patent infringement challenges.

From time to time, we have received notices alleging that our products infringe third-party proprietary rights. Whether the manufacture, sale, or use of current products, or whether any products under development would, upon commercialization, infringe any patent claim cannot be known with certainty unless and until a court interprets a patent claim and its validity in the context of litigation. The outcome of infringement litigation is subject to substantial uncertainties, and also the testimony of experts as to technical facts upon which experts may reasonably disagree. Our defense of an infringement litigation lawsuit could result in significant expense. Regardless of the outcome, infringement litigation could significantly disrupt our marketing, development and commercialization efforts, divert management's attention and consume our financial resources. In the event that we are found to infringe any valid claim in a patent held by a third party, we could, among other things, be required to:

- Pay damages, including up to treble damages and the other party's attorneys' fees, which may be substantial;

- Cease the development, manufacture, importation, use and sale of products that infringe the patent rights of others, through a court-imposed injunction;

- Expend significant resources to redesign our technology so that it does not infringe others' patent rights, or develop or acquire non-infringing intellectual property, which may not be possible;

- Discontinue manufacturing or other processes incorporating infringing technology; and/or

- Obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, or at all.

Any development or acquisition of non-infringing products, technology or licenses could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we are required to, but cannot, obtain a license to valid patent rights held by a third party, we would likely be prevented from commercializing the relevant product, or from further manufacture, sale or use of the relevant product.

The industries in which we operate are subject to substantial governmental regulation.

A portion of our products and facilities are regulated by various domestic and foreign government agencies including the U.S. Department of Agriculture, the U.S. Food and Drug Administration and the Environmental Protection Agency. A significant portion of our revenue is derived from products used to monitor and detect the presence of substances that are regulated by various government agencies. Furthermore, our growth could result in substantial liability to us and be adversely affected by the implementation of new regulations. The costs of compliance or failure to comply with any obligations related to these laws or regulations could adversely impact our business, including suspension or cessation of our operations, restrictions on our ability to expand at our present locations or requirements that we make significant capital expenditures or incur other significant expenses.

Failure to attract, retain and develop personnel, including for key management positions, could have an adverse impact on our results of operations, financial condition and cash flows.

Our growth, profitability and effectiveness in conducting our operations and executing our strategic plans depend in part on our ability to attract, retain and develop qualified personnel and align them with appropriate opportunities for key management positions and support for strategic initiatives. Our loss of any of our key employees could have a material adverse effect on us. We compete with employers in various industries for sales, manufacturing, technical services and other personnel, and this competition to hire may increase and the availability of qualified personnel may be reduced. If we are unsuccessful in our efforts to attract and retain qualified personnel, our business, results of operations, financial condition, cash flows and competitive position could be adversely affected. Additionally, we could miss opportunities for growth and efficiencies. We cannot assure that we will be able to retain our existing personnel or attract additional qualified persons when required and on acceptable terms.

Our business may be subject to product or service liability claims.

The manufacturing and distribution of our products and the performance of our services involves an inherent risk of liability claims being asserted against us. Regardless of whether we are ultimately determined to be liable or our products are determined to be defective, we could incur significant legal expenses not covered by insurance. In addition, product or service liability litigation could damage our reputation and impair our ability to market our products and services, regardless of the outcome. Litigation also could impair our ability to retain product liability insurance or make our insurance more expensive. Although we currently maintain liability insurance, we cannot assure that we will be able to continue to obtain such insurance on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. If we are subject to an uninsured or inadequately insured product or services liability claim, our business, financial condition and results of operations could be adversely affected.

Changing political conditions could adversely impact our business and financial results.

Changes in the political conditions in markets in which we manufacture, sell or distribute our products are difficult to predict and could affect our business and financial results adversely. In addition, results of elections, referendums or other political processes in certain markets in which our products are manufactured, sold, or distributed could create uncertainty regarding how existing governmental policies, laws and regulations may change, including with respect to sanctions, taxes, the movement of goods, services, capital and people between countries and other matters. The potential implications of such uncertainty, which include, among others, exchange rate fluctuations, trade barriers and market contraction, could adversely affect our business and financial results.

Climate change, or legal, regulatory or market measures to address climate change could materially adversely affect our financial condition and business operations.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our future operations from natural disasters and extreme weather conditions, such as hurricanes, tropical storms, blizzards, tornadoes, earthquakes, wildfires or flooding. Such extreme weather conditions could pose physical risks to our facilities and disrupt our operations and impair our critical systems, and may impact raw material sourcing, manufacturing operations, the distribution of our products and our operational costs. Damage or destruction of our facilities may result in losses that exceed our insurance coverage. The impacts of climate change on global water resources may result in water scarcity, which could impact our ability to access sufficient quantities of water in certain locations and result in increased costs. Concern over climate change could result in new legal or regulatory requirements designed to mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet the regulatory obligations.

Our business could be adversely impacted by an inability to meet the expectations of our stakeholders related to environmental, social and governance (ESG) objectives.

Various stakeholders, including customers, suppliers, providers of debt and equity capital, regulators, and those in the workforce, are increasing their expectations of companies to do their part to combat global climate change and its impact and to conduct their operations in an environmentally sustainable and socially responsible manner with appropriate oversight by senior leadership. We have made certain public commitments to reduce emissions, conserve resources at our various facilities and further develop a diverse, equitable and inclusive culture. A failure to respond to the expectations and initiatives of our stakeholders or to achieve the commitments we have made, could result in damage to our reputation and relationships with various stakeholders, as well as adversely impact our financial condition due to volatility in the cost or availability of capital, difficultly obtaining new business, or entering into new supplier relationships, a possible loss of market share on our current product portfolio, or difficulty attracting and retaining a skilled workforce.

Tax legislation could materially adversely affect our financial results and tax liabilities.

Our business is subject to tax-related external conditions, such as tax rates, tax laws, and regulations, changing political environments in the U.S. and foreign jurisdictions that impact tax examination, assessment and enforcement approaches. In addition, changes in tax laws including further regulatory developments arising from U.S. tax reform legislation and/or regulations around the world could result in a tax expense or benefit recorded to our consolidated statement of earnings. In connection with guidance such as the Base Erosion and Profit Shifting (BEPS) Integrated Framework provided by Organization for Economic Cooperation and Development (OECD), determination of multi-jurisdictional taxation rights and the rate of tax applicable to certain types of income may be subject to potential change. Due to uncertainty of the regulation changes and other tax-related factors stated above, it is currently not possible to assess the ultimate impact of these actions on our financial statements.

Additionally, U.S Congress enacted the One Big Beautiful Bill Act ("OBBBA") which includes significant provisions, including tax cut extensions and modifications to the international tax framework. While we continue to evaluate the impact of these legislative changes as additional guidance becomes available, uncertainty remains regarding the timing and interpretation by tax authorities in affected jurisdictions. These legislative changes could have an adverse impact on our future effective tax rate, tax liabilities, and cash tax.

Although we believe that our historical tax positions are sound and consistent with applicable laws, regulations and existing precedent, there can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge. Income tax audits associated with the allocation of income and other complex issues could result in significant income tax adjustments that could negatively impact our future operating results.

ITEM 1B.   UNRESOLVED STAFF COMMENTS – NONE

ITEM 1C. CYBERSECURITY

We rely on several information systems throughout our company, as well as those of our third-party business partners, to provide access to our web-based products and services, keep financial records, analyze results of operations, process customer orders, manage inventory, process shipments to customers, store confidential or proprietary information, and operate other critical functions. Our information systems and our business partners' and suppliers' information systems may be vulnerable to attacks by hackers and other security breaches, including computer viruses and malware, through the internet, email attachments, and persons with access to these information systems, such as our employees or third parties with whom we do business. These risks have increased as information systems and the use of software and related applications become more cloud-based. We have implemented various programs, processes, and systems designed to mitigate these risks.

Risk Management and Strategy

We have a comprehensive cybersecurity risk assessment program designed to assess, identify, and manage material risks associated with cybersecurity threats and vulnerabilities and to mitigate the potential impact of any cybersecurity incidents on our operations and financial condition. We routinely review, modify, and update this program as necessary to address emerging risks. Our process for addressing risk is based on industry best practices outlined in CIS Critical Security Controls. Although this program is integrated within the Company's overall risk management system, the implementation of this program requires a unique and specialized level of expertise and experience, which has led us to create a cybersecurity team and various processes designed to address these specific risks, as discussed more below.

We regularly engage consultants and other third parties to assist in developing, maintaining, and enhancing our cybersecurity risk assessment program. These third-party engagements supplement our internal capabilities and help ensure the robustness of our program. Examples of these engagements include penetration testing of our customer facing domains, quarterly cybersecurity briefings with outside counsel, and an annual assessment of our overall cybersecurity program. We maintain policies and procedures to identify and monitor cybersecurity risks associated with these third-party service providers, particularly those with access to customer, employee, or other sensitive data. Our selection and oversight of these providers includes diligence reviews, contractual protections, and other measures to mitigate these risks over the entire lifecycle of the relationship, including through implementation of the CIS Critical Security Controls.

In addition to these prevention measures, we work proactively to detect and minimize the impact of cybersecurity incidents. We have a written incident response plan designed to ensure the appropriate internal and, if necessary, external resources are employed to promptly and effectively respond to potential breaches, minimize any related damage, and avoid disruption to our operations. We routinely test our incident response process through simulated incidents. No risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. While we have not experienced any cybersecurity incidents or threats that have materially impacted us or our business, we have encountered incidents in the past, which we have used to improve our program and defenses. Since it is possible we could experience a material cybersecurity incident in the future, we remain diligent in maintaining and continuously improving our program in an effort to prevent such incidents and, if one was to occur, to manage it effectively.

Governance

Board of Directors Oversight

The Governance and Sustainability Committee of our Board of Directors (the "Governance Committee") is responsible for providing oversight and policy direction on our risk management policies and programs, including those relating to cybersecurity. The Charter of the Governance Committee specifically requires the committee to periodically review the Company's enterprise cybersecurity strategy and framework, including the Company's assessment and management of cybersecurity threats and risks, data security programs, applicable laws and regulations, and the Company's management and mitigation of cybersecurity and information technology risks and potential breach incidents, including our incident response plan. The Governance Committee is also tasked with reviewing any significant cybersecurity incident that occurs.

The Governance Committee is required by its Charter to consist of not fewer than three independent directors, and the committee currently consists of five independent directors. The Governance Committee typically meets on a quarterly basis. At each meeting, a written cybersecurity brief from IT leadership is provided. These reports include a review of emerging cybersecurity risks and developments and updates to our cybersecurity risk assessment program. The Governance Committee provides regular reports to the full Board of Directors on its oversight of the Company's cybersecurity risks and risk management system.

Management's Role

Our management team is primarily responsible for assessing and managing material risks to the Company from cybersecurity threats. We have a cross-functional cybersecurity team led by our cybersecurity manager and comprised of personnel from our information technology group, including the head of IT, and senior leadership. We have established a robust framework for preventing, identifying, evaluating, and mitigating cybersecurity risks.

Our cybersecurity manager is designated as the senior executive responsible for cybersecurity and reports directly to the head of IT. Our cybersecurity manager has a comprehensive information technology background and over ten years of service in managing or assisting in managing cybersecurity risks.

To support the head of IT and cybersecurity manager in managing cybersecurity risks, we established a cross-functional cybersecurity team that includes experts in various aspects of information security. Combined, this team of employees includes individuals with over 30 years of prior work experience in cybersecurity and data protection. These individuals are responsible for the day-to-day implementation of our cybersecurity program.

We employ a comprehensive set of processes to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. These processes include:

- Continuous monitoring of network traffic and information technology systems for signs of potential threats;

- Regular vulnerability assessments and penetration testing to identify and address weaknesses;

- Implementation of cybersecurity measures, such as firewalls, intrusion detection systems, and data encryption;

- Employee training and awareness programs to educate all staff about cybersecurity risks and prevention measures; and

- Incident response plans to ensure swift, effective, and adequate disclosure of cybersecurity incidents to the appropriate individuals within the Company.

These processes are regularly reviewed and updated to adapt to evolving cybersecurity threats and any changes in our systems or business operations.

Our head of IT, cybersecurity manager, and other members of our cybersecurity team provide quarterly updates and reports to the Governance Committee of our Board of Directors on cybersecurity risks and our risk management systems. Our cybersecurity team is also required to provide senior management and the Governance Committee with more frequent updates on major developments regarding cybersecurity matters or as otherwise appropriate. As noted above, the Governance Committee provides regular updates to the Board on these matters so that the Board remains adequately informed about this important aspect of the Company's overall risk management.

ITEM 2.   PROPERTIES

Principal Manufacturing, Distribution and Administrative locations:

Segment	Owned	Leased	Location
Food Safety	17	31	Corporate, United States, and Other International Locations [1]
Animal Safety	10	6	United States, Canada, and Australia
Total	**27**	**37**	

[1] International locations include properties in Canada, Europe, Central and South America, Asia and the Middle East.

Our corporate headquarters are located in Lansing, Michigan, with administrative, sales, manufacturing, and warehousing in other locations domestically and globally. These properties are in good condition, well-maintained, and generally suitable and adequate to support our business. For leased properties, we do not anticipate difficulty in renewing existing leases or in finding alternative facilities.

ITEM 3.   LEGAL PROCEEDINGS

We are routinely involved in legal proceedings and litigation arising in the ordinary course of our business. In the opinion of our management, the outcome of such proceedings and other litigation currently pending will not materially affect our consolidated operations, cash flows, or financial condition. However, the litigation process is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. See "Risk Factors" in Item 1A above for a description of certain related risks. See Note 12. "Commitments and Contingencies" to the consolidated financial statements included in Item 15. "Exhibits and Financial Statement Schedules" of this Report for discussion of loss contingencies.

ITEM 4.   MINE SAFETY DISCLOSURES — NOT APPLICABLE

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Neogen Common Stock is traded on the NASDAQ Global Select Market under the symbol NEOG.

Holders

As of June 30, 2025, there were 510 stockholders of record of our common stock. The actual number of holders is significantly greater than this number of holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividends

Neogen has never paid cash dividends on its Common Stock and does not expect to pay dividends in the foreseeable future.

Issuer Purchases of Equity Securities

The following is a summary of share repurchase activity during the fiscal quarter ended May 31, 2025:

Period	(a) Shares Purchased	(b) Average Price Paid per Share	(c) Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
March 2025	—	—	—	5,900,000
April 2025	—	—	—	5,900,000
May 2025	—	—	—	5,900,000
Total	—	—	—	5,900,000

In October 2018, the Company's Board of Directors authorized a program to purchase, subject to market conditions, up to 6,000,000 shares of the Company's common stock. The program does not have any scheduled expiration date. The Company did not repurchase any shares pursuant to this repurchase program during the fourth quarter of fiscal 2025. As of May 31, 2025, a total of 5,900,000 shares of common stock remained available for repurchase under this program.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K.

In addition, any forward-looking statements represent management's views only as of the day this Form 10-K was first filed with the Securities and Exchange Commission and should not be relied upon as representing management's views as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

COMPANY OVERVIEW

Neogen Corporation and subsidiaries develop, manufacture and market a diverse line of products and services dedicated to food and animal safety. Our Food Safety segment consists primarily of diagnostic test kits and complementary products (e.g., culture media) sold to food producers and processors to detect dangerous and/or unintended substances in human food and animal feed, such as foodborne pathogens, spoilage organisms, natural toxins, food allergens, ruminant by-products, meat speciation, drug residues, pesticide residues and general sanitation concerns. The majority of the diagnostic test kits are disposable, single-use, immunoassay and DNA detection products that rely on proprietary antibodies and RNA and DNA testing methodologies to produce rapid and accurate test results. Our line of food safety products also includes advanced software systems that help testers to objectively analyze and store their results and perform analysis on the results from multiple locations over extended periods.

Neogen's Animal Safety segment is engaged in the development, manufacture, marketing and distribution of veterinary instruments, pharmaceuticals, vaccines, topicals, parasiticides, diagnostic products, rodent control products, cleaners, disinfectants, insect control products and genomics testing services for the worldwide animal safety market. The majority of these consumable products are marketed through veterinarians, retailers, livestock producers and animal health product distributors.

TRENDS AND UNCERTAINTIES

In recent years, input cost inflation, including increases in certain raw materials, negatively impacted operating results. In fiscal year 2024, despite a slowing rate of inflation, there were economic headwinds of softening consumer demand and higher interest rates, coupled with ongoing geopolitical tension in certain regions.

Interest rates have risen sharply, particularly in fiscal year 2023, as a way to combat inflation. This increased our borrowing costs and raised the overall cost of capital. Although the federal funds rate was reduced in 2024 and we have refinanced our Term Loan and revolving line of credit, the overall interest rate we pay on our Credit Facilities remains higher than when the debt was incurred in 2022, which increases interest expense on the unhedged portion of our Term Loan. In response to the historically high inflationary environment, we took pricing actions to mitigate the impacts on the business in prior fiscal years. The impact of inflation continues to affect us in fiscal year 2025, although at a lower rate compared to prior fiscal years.

Beginning in the first half of fiscal year 2024, we implemented a new enterprise resource planning system and exited our transition service agreements with 3M, which led to certain shipment delays and an elevated backlog of open orders, specifically in the Food Safety segment. At the conclusion of fiscal year 2024, order fulfillment issues were largely resolved, however, the impact of lost market share stemming from these fulfillment issues continued in fiscal year 2025. Also in fiscal year 2025, we experienced an elevated amount of inventory write-offs, particularly in the fourth quarter, due, in part, to the large amount of build-up inventory that was shipped exiting fiscal year 2024 as the previous shipment delays were resolved. Further, in fiscal year 2025, we have experienced negative impacts from delays in restarting full production of our sample collection product line, which we relocated from 3M into a Neogen facility. However, in the second half of this fiscal year, we resolved most of these delays, with production having returned to the prior normal levels, but with significant production inefficiencies. With a change in administration in fiscal year 2025, there has been an economic policy shift towards increasing tariffs, which in turn has led and could lead to further retaliatory tariffs. These have and may continue to increase our costs on materials imported into the U.S. and also increase costs and negatively impact sales from our international locations, which primarily sell U.S. manufactured products.

Although we have no operations in or direct exposure to Russia, Belarus or Ukraine, we have experienced intermittent shortages in materials and increased costs for transportation, energy and raw materials due, in part, to the negative impact of the Russia-Ukraine military conflict, which began in February 2022, on the global economy. Our European operations and customer base have been negatively impacted by the conflict. Similarly, the military conflicts in the Middle East have increased overall geopolitical tensions. As the respective conflicts continue or worsen, they may further impact our business, financial condition or results of operations throughout fiscal year 2026.

Within the Food Safety industry, the end market generally continues to experience a lower level of food production, largely due to the cumulative effect of the significant recent inflation, particularly in food prices. Within Animal Safety, the end market is at or near cyclical lows. As a result, we are optimistic about potential future revenue growth in the segment, particularly if the distribution channel begins to meaningfully restock inventory.

The restructuring actions undertaken in our genomics business have resulted in the voluntary attrition of revenue, following the shift in focus already made away from smaller production animals. A portion of our genomics business also serves the companion animal market, which has been experiencing weakness recently, primarily due to the impact of continued inflation, a lower number of pet adoptions, and a higher level of customer in-sourcing.

We continue to evaluate the nature and extent to which these issues impact our business, including consolidated results of operations, financial condition and liquidity. We expect these issues to continue to impact us in fiscal year 2026.

RESULTS OF OPERATIONS

Historical Periods

Refer to Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the fiscal year ended May 31, 2024 for discussion of the Results of Operations, Segment Results of Operations, and Financial Condition and Liquidity for the year ended May 31, 2024 compared to the year ended May 31, 2023, which is incorporated by reference herein.

Executive Overview

		Year Ended May 31,		
(in thousands)		2025	2024	Increase / (Decrease)
Total Revenues	$	894,661	$ 924,222	$ (29,561)
Cost of Revenues		473,285	460,322	12,963
Gross Profit		421,376	463,900	(42,524)
Operating Expenses				
Sales and marketing		183,798	182,872	926
General and administrative		218,167	199,889	18,278
Goodwill impairment		1,059,321	—	1,059,321
Research and development		21,087	22,476	(1,389)
Total Operating Expenses		1,482,373	405,237	1,077,136
Operating Loss (Income)		(1,060,997)	58,663	(1,119,660)
Other Expense				
Interest income		3,110	6,362	(3,252)
Interest expense		(71,622)	(73,394)	1,772
Other, net		(3,601)	(5,936)	2,335
Total Other Expense		(72,113)	(72,968)	855
Loss Before Taxes		(1,133,110)	(14,305)	(1,118,805)
Income Tax Benefit		(41,066)	(4,884)	(36,182)
Net Loss	$	(1,092,044)	$ (9,421)	$ (1,082,623)

Results of Operations

Revenues

Revenue decreased $29.6 million for the fiscal year 2025 compared to prior year 2024. The decrease included a $24.3 million unfavorable foreign exchange rate impact and a $3.9 million unfavorable impact due to discontinued product lines with a nominal decline of $1.4 million in the business. Sales of new products in the food quality and nutritional analysis product line paired with growth in indicator testing, pathogens, and biosecurity product lines were offset primarily by reduced sales of sample collection products due to production constraints, lower sales of veterinary instruments due, in part, to a customer sourcing move based on geographical preference, and lower genomics volume due to a combination of voluntary attrition of certain business in connection with restructuring actions, weakness in the companion animal market and a higher level of customer insourcing that offset growth in the bovine market.

Service Revenue

Service revenue, which consists primarily of genomics services provided to animal production and companion animal markets, was $97.3 million in fiscal 2025, a decrease of 5% over prior fiscal year revenue of $102.4 million. The decline was primarily due to a combination of voluntary attrition of certain business in connection with restructuring actions, weakness in the companion animal market and a higher level of customer insourcing that offset growth in the bovine market.

International Revenue

Neogen's international revenues were $448.7 million in fiscal year 2025, compared to $459.0 million in fiscal 2024, a decrease of 2%. The decline was due to a $24.3 million currency headwind, partially offset by increased sales in the Latin America and European regions.

GROSS MARGIN

Gross margin, expressed as a percentage of revenue, was 47.1% during fiscal year 2025 compared to 50.2% during the prior fiscal year. The decrease in margin during the year was primarily due to lower volume, higher manufacturing costs related to our sample collection product line, and an elevated level of inventory write-offs, as well as some impact from tariffs. The elevated level of write-offs were due, in part, to the large amount of built-up inventory that was shipped exiting fiscal year 2024 as the previous shipment delays stemming from our ERP implementation were resolved. Finally, the decreased gross margin was also negatively impacted by $4.4 million of restructuring charges related primarily to the genomics business. These decreases were partially offset by the positive impact of price increases and mix of products sold, as there was a proportional increase in sales of higher margin products.

OPERATING EXPENSES

Sales and Marketing:

Sales and marketing expenses were $183.8 million during fiscal year 2025, compared to $182.9 million during the prior fiscal year. The increase was primarily due to higher shipping costs and costs associated with commercial support activities, partially offset by a decrease in fees paid to 3M for distribution services and lower royalty expense.

General and Administrative:

General and administrative expenses were $218.2 million during fiscal year 2025, compared to $199.9 million during the prior fiscal year. For the Food Safety segment, expenses were relatively consistent compared to the prior year. For the Animal Safety segment, the increases were due to $7.4 million of restructuring charges incurred in the current fiscal year. These charges were primarily incurred in the second quarter of the current fiscal year, offset by lower salary expenses.

Corporate expense has increased primarily due to additional headcount, contracted services, and higher costs associated with our prior year enterprise resource planning system implementation. We have also incurred additional expense in the current fiscal year for retention related costs, as we executed on certain strategic and transformation actions. These increases were partially offset by decreased bonus accrual charges.

Goodwill:

For the year ended May 31, 2025, goodwill impairment charges were $1,059.3 million . There were no goodwill impairment charges recorded during the prior year comparable period.

Research and Development:

Research and development expense was $21.1 million in fiscal year 2025, compared to $22.5 million during the prior fiscal year. The decrease during the year is primarily the result of lower contracted services and employee costs in the Food Safety segment, as we continue to realize synergies in certain areas from the 3M FSD business.

OTHER (EXPENSE) INCOME

Other expense was $72.1 million for the year ended May 31, 2025 and $73.0 million for the ended May 31, 2024, respectively. The lower expense was due to a gain related to a settlement regarding the Company's prior acquisition of certain fixed assets and lower interest expense. The lower interest expense was a result of our interest rate swap instrument and our loan refinancing in April 2025. These favorable impacts were partially offset by a reduction in interest income associated with our money market portfolio.

PROVISION FOR INCOME TAXES

Income tax benefit during fiscal year 2025 was $41.1 million, compared to income tax benefit of $4.9 million in the prior fiscal year. The net tax benefit in the current fiscal year was primarily related to pre-tax losses due to goodwill impairment expense that is deductible in certain jurisdictions, in addition to amortization expense and interest expense resulting from the FSD transaction. In addition, goodwill impairment expense that is not deductible in certain jurisdictions reduced the income tax benefit by $203 million. In the prior fiscal year, goodwill was not impaired.

The total amounts of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of May 31, 2025 and May 31, 2024 are $3.8 million and $2.7 million, respectively. Increases in unrecognized tax benefits are primarily associated with transfer pricing, IRC Section 861 expense apportionment, and research and development credits.

Tax legislation continues to evolve globally with new laws and regulations that create uncertainty in the global economy. The Organization for Economic Cooperation and Development reached agreement among over 140 countries to implement a minimum 15% tax rate on certain multinational enterprises, commonly referred to as Pillar Two. Many countries continue to announce changes in their tax laws and regulations based on the Pillar Two framework. Additionally, U.S Congress enacted the One Big Beautiful Bill Act ("OBBBA") which includes significant provisions, including tax cut extensions and modifications to the international tax framework. While we continue to evaluate the impact of these legislative changes as additional guidance becomes available, uncertainty remains regarding the timing and interpretation by tax authorities in affected jurisdictions. These legislative changes could have an adverse impact on our future effective tax rate, tax liabilities, and cash tax.

SEGMENT RESULTS OF OPERATIONS

				Year Ended May 31					
		2025		2024		Increase / (Decrease)		% Change	
Food Safety Revenues	$	638,140	$	655,341	$	(17,201)		(3)%	
Animal Safety Revenues		256,521		268,881		(12,360)		(5)%	
Total Revenues	$	894,661	$	924,222	$	(29,561)		(3)%	
Food Safety	$	(985,670)	$	82,446	$	(1,068,116)		(1296)%	
Animal Safety		7,247		39,320		(32,073)		(82)%	
Segment Operating (Loss) Income	$	(978,423)	$	121,766	$	(1,100,189)		(904)%	
Corporate Expenses		(82,574)		(63,103)		(19,471)		31%	
Total Operating (Loss) Income	$	(1,060,997)	$	58,663	$	(1,119,660)		(1909)%	

Revenues

Revenue for the Food Safety segment decreased $17.2 million during fiscal year 2025 compared to the prior year. The decrease was primarily due to $24.0 million of currency headwinds and $1.2 million from discontinued product lines, with $8.0 million of growth in the business. Growth was driven by continued strength in indicator and pathogen testing, sales of new products in the food quality and nutritional analysis product line in the US and Canada, and higher sales of biosecurity products in the Europe and Latin America regions. These increases were partially offset by production constraints impacting the sample collection product line and lower sales in the general sanitization product line.

Revenue for the Animal Safety segment decreased $12.4 million during fiscal year 2025 compared to the prior year. The decrease was primarily due to a $9.4 million decline in the business, $2.7 million impact from discontinued product lines and $0.3 million unfavorable currency impact. The decline in the business was driven by lower genomics volume due to voluntary attrition of certain business in connection with restructuring actions, weakness in the companion animal market, and a higher level of customer insourcing that offset growth in the bovine market, paired with lower sales of insect control and veterinary instruments products lines which offset strength in sale of rodent control products.

Operating Income

Operating income for the Food Safety segment decreased $1,068.1 million during fiscal year 2025 compared to the prior year. The decline was primarily due to the goodwill impairment charge of $1,059.3 million incurred in fiscal year 2025.

Operating income for the Animal Safety segment decreased $32.1 million during fiscal year 2025 compared to the prior year. The decline was due to lower sales, a goodwill impairment charge and restructuring charges incurred primarily in the second quarter of the current fiscal year, which impacted both gross profit and operating expenses.

The increased corporate expense during each comparable period was related to headcount increases, increases in equity-based compensation and costs associated with our new enterprise resource planning system.

FUTURE OPERATING RESULTS

Neogen Corporation's future operating results involve a number of risks and uncertainties. Actual events or results may differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this report. Management's ability to grow the business and its profitability in the future depends upon our ability to successfully implement various strategies, including:

- developing, manufacturing and marketing new products with new features and capabilities, and having those new products successfully accepted in the marketplace;

- transition to in-house manufacturing of Petrifilm;

- expanding our markets by fostering increased use of our products by customers;

- maintaining or increasing gross and net operating margins in changing cost environments;

- strengthening operations and sales and marketing activities in geographies outside of the U.S.;

- developing and implementing new technology development strategies; and

- identifying and completing acquisitions that enhance existing product categories or creating new products or services, and successfully integrating completed acquisitions, including the FSD transaction.

FINANCIAL CONDITION AND LIQUIDITY

Overview

Our primary sources of liquidity are cash and cash equivalents, cash flows from the operations of our business, and available borrowing capacity under our Credit Facilities. Our principal uses of cash include working capital-related items, capital expenditures, debt service, and strategic investments.

Our future cash generation and borrowing capacity may not be sufficient to meet cash requirements to fund the operating business, repay debt obligations, construct new manufacturing facilities, commercialize products currently under development or execute our future plans to acquire additional businesses, technology and products that fit within our strategic plan. Accordingly, we may be required, or may choose, to issue additional equity securities or enter into other financing arrangements for a portion of our future capital needs. However, we continuously monitor and forecast our liquidity situation in light of industry, customer and economic factors, and take the necessary actions to preserve our liquidity and evaluate other financial alternatives that may be available to us should the need arise. As a result, we believe that our cash flows from operations, cash on hand, and borrowing capacity will enable us to fund the operating business, repay debt obligations, construct new manufacturing facilities, commercialize products currently under development, and execute our strategic plans.

We are subject to certain legal and other proceedings that have not had, and, in the opinion of management, are not expected to have, a material effect on our results of operations or financial position.

As of May 31, 2025, we had cash and cash equivalents of $129.0 million, and borrowings available under our revolving line of credit of $150.0 million.

On July 18, 2025, we completed the divestiture of our global Cleaners & Disinfectants business to Kersia Group for $130.0 million in cash at closing, plus contingent consideration tied to future performance of the business. Net proceeds from the transaction will be used primarily to repay debt in the first quarter of fiscal year 2026.

In June 2022, Neogen Food Safety Corporation entered into a credit agreement consisting of a five-year senior secured term loan facility ("term loan facility") in the amount of $650 million and a five-year senior secured revolving facility ("revolving facility") in the amount of $150 million (collectively, the "Credit Facilities").

On April 4, 2025, Neogen Food Safety Corporation entered into the Amendment No. 1 and Refinancing Amendment to Credit Agreement (the "Refinancing Amendment"), which amended the existing credit agreement, dated June 30, 2022. The Refinancing Amendment, among other things, provides for (i) a new tranche of senior secured term loans in an aggregate principal amount of $450 million (the "2025 Term

Loans") and (ii) a revolving credit facility in an aggregate principal amount of $250 million, against which $100 million has been drawn (the "2025 Revolving Facility"). The 2025 Term Loans will mature on April 4, 2030. The 2025 Revolving Facility will terminate on the earlier of April 4, 2030, or the date on which the revolving commitments under the 2025 Revolving Facility are terminated. The Refinancing Amendment lowered the spread on the term loan and revolver facility borrowings from 2.35% to 1.75% based on a net leverage ratio being greater than 3.0 to 1.0.

In July 2022, Neogen Food Safety Corporation closed on an offering of $350 million aggregate principal amount of 8.625% senior notes due in 2030.

The Company has a single finance lease that is a building lease classified within property and equipment and the current portion of debt on the consolidated balance sheets as of May 31, 2025 and May 31, 2024. The Company intends to elect the purchase option within the lease agreement prior to the end of the lease term.

Financial covenants include maintaining specified levels of funded debt to EBITDA, and debt service coverage. As of May 31, 2025, the Company was in compliance with all financial covenants under the Credit Facilities.

Cash Flows

	Year Ended May 31,					
		2025		2024		Increase / (Decrease)
Net Cash provided by Operating Activities	$	58,244	$	35,264	$	22,980
Net Cash (used for) provided by Investing Activities	$	(99,195)	$	(29,309)	$	(69,886)
Net Cash (used for) provided by Financing Activities	$	(1,598)	$	1,918	$	(3,516)

Net Cash provided by Operating Activities

Net cash provided by operating activities increased $23.0 million during the twelve months ended May 31, 2025 compared to the twelve months ended May 31, 2024. The increase was primarily the result of working capital items, partially offset by a decrease in income from operations. Prior year net working capital reflected large net cash outflows due to inventory purchases, as we exited transition service agreements and stocked FSD inventory.

Net Cash used for Investing Activities

Net cash used for investing activities increased $69.9 million during the twelve months ended May 31, 2025 compared to the twelve months ended May 31, 2024. The increase was primarily the result of lower proceeds from sales of marketable securities in the current year period, partially offset by a decrease in capital expenditures and higher proceeds from the sale of a building in the current year. Capital expenditures were $104.6 million and $111.4 million during the twelve months ended May 31, 2025 and 2024, respectively.

Net Cash (used for) provided by Financing Activities

Net cash (used for) provided by financing activities was a net $3.5 million outflow during the twelve months ended May 31, 2025 compared to the twelve months ended May 31, 2024. The net outflow was primarily due to taxes paid on employees' share-based compensation and debt issuance costs paid.

We continue to make investments in our business and operating facilities. Our estimate for capital expenditures in fiscal 2026 is approximately $50 million. This includes approximately $35 million in capital expenditures related to the integration of the acquired 3M FSD products, the most significant portion of which is related to the construction of and equipment for our new manufacturing facility in Lansing, Michigan.

CONTRACTUAL OBLIGATIONS As of May 31, 2025, we have the following contractual obligations due by period:

(dollars in thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Debt	$ 902,350	$ 19,225	$ 67,500	$ 465,625	$ 350,000
Interest obligations	287,586	62,786	170,462	50,229	4,109
Operating Leases	23,821	6,257	7,875	2,916	6,773
Purchase Obligations [1]	101,436	97,340	4,096	—	—
	$ 1,315,193	$ 185,608	$ 249,933	$ 518,770	$ 360,882

(1)   Purchase obligations are primarily purchase orders for future inventory and capital equipment purchases.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including but not limited to, those related to receivable allowances, inventories and intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting estimates reflect management's more significant judgments used in the preparation of the consolidated financial statements.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and for tax credit carryforwards and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expense represents the change in net deferred income tax assets and liabilities during the year. The determination of income subject to income tax in each tax paying jurisdiction requires us to apply transfer pricing guidelines for certain intercompany transactions.

Our tax rate is subject to adjustment over the balance of the year due to, among other things, income tax rate changes by governments; the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to our interpretation of transfer pricing standards; changes in available tax credits or other incentives; changes in stock-based compensation expense; changes in tax laws or the interpretation of such tax laws; and changes in U.S. generally accepted accounting principles.

Although we believe our tax estimates are reasonable and we prepare our tax filings in accordance with all applicable tax laws, the final determination with respect to any audit, and any related litigation, could be materially different from our estimates or from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on operating results and/or cash flows in the periods for which that determination is made. In addition, future period earnings may be adversely impacted by litigation costs, settlements, penalties, and/or interest assessments.

Goodwill

We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. We review our goodwill for impairment annually during the fourth quarter of our fiscal year. In addition, we review goodwill for impairment whenever adverse events or changes in circumstances indicate a possible impairment. We may elect to assess qualitative factors as a basis for determining whether it is necessary to perform quantitative impairment testing. If management's assessment and conclusion of these qualitative factors indicates that it is more likely than not that the fair value of the reporting unit is more than its carrying value, then no further testing is required. Otherwise, the reporting unit is quantitatively tested for impairment.

Our business is organized into two reporting units: Food Safety and Animal Safety. The determination of our reporting units and impairment indicators also require us to make significant judgments.

In performing goodwill impairment testing, we utilize a third-party valuation specialist to assist management in determining the fair value of our reporting units. Fair value of the reporting unit is estimated based on a combination of an income-based approach consisting of a discounted cash flows analysis and the use of a market-based approach consisting of pricing multiples derived from an analysis of comparable public companies multiplied against historical and/or anticipated financial metrics of the reporting unit. The discounted cash flows approach is based on the reporting unit's forecasted future cash flows, including forecasted revenue growth rates and gross margin assumptions, that are discounted to present value using the reporting unit's weighted average cost of capital (WACC) as the discount rate. For the market-based approach, management uses the guideline public company method. The guideline public company method analyzes market multiples of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for a group of comparable public companies. Valuation multiples are calculated utilizing actual transaction prices and revenue/EBITDA data from target companies deemed similar to the reporting unit. Management typically assigns more weight to the income-based valuation method. Management also evaluates the fair value estimates of the reporting units in the context of the Company's total enterprise market value.

Based on the estimated fair value developed from the income and market-based methods, we determine the estimated fair value of the reporting unit. If the estimated fair value of the reporting unit exceeds its carrying value, the goodwill is not impaired and no analysis is required. However, if the estimated fair value of the reporting unit is less than its carrying value, the impairment loss is calculated as the difference between the carrying value of the reporting unit and the estimated fair value, limited to the amount of the goodwill assigned to the reporting unit.

We develop our estimates based on information available as of the date of our assessment, using assumptions we believe market participants would use in performing an independent valuation of the business. Although we believe the estimates and assumptions used in the impairment assessment are reasonable and appropriate, it is possible that the assumptions and conclusions regarding the impairment of goodwill of the reporting unit could change in future periods. There can be no assurance the estimates and assumptions, in particular our long-term financial projections, that are based on information that are known or knowable by us at the time of our goodwill impairment assessment will prove to be accurate predictions of the future, if, for example, (i) the reporting unit does not perform as projected, (ii) overall economic conditions in future years vary from current assumptions (including a change in the discount rate), (iii) business conditions or strategies change from current assumptions, including loss of major customers or channels, (iv) investors require higher rates of return on equity investments in the marketplace, or (v) enterprise values of comparable publicly traded companies, or actual sales transactions of comparable companies, were to decline, resulting in lower multiples of revenues and EBITDA.

See Note 6 "Goodwill and Other Intangible Assets" for further detail on the results of our goodwill impairment tests conducted in fiscal year 2025.

NEW ACCOUNTING PRONOUNCEMENTS

See discussion of any New Accounting Pronouncements in Note 1 to consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We have interest rate and foreign exchange rate risk exposure. Our primary interest rate risk is due to potential fluctuations of interest rates for our variable rate borrowings.

Foreign exchange risk exposure arises because we market and sell our products throughout the world. Revenues in certain foreign countries as well as certain expenses related to those revenues are transacted in currencies other than the U.S. dollar. As such, our operating results are exposed to changes in exchange rates. When the U.S. dollar weakens against foreign currencies, the dollar value of revenues denominated in foreign currencies increases. When the U.S. dollar strengthens, the opposite situation occurs. Additionally, previously invoiced amounts can be positively or negatively affected by changes in exchange rates in the course of collection. We use derivative financial instruments to help manage the economic impact of fluctuations in certain currency exchange rates. These contracts are adjusted to fair value through earnings.

Neogen has assets, liabilities and operations outside of the U.S. Our investments in foreign subsidiaries are considered long-term. As discussed in ITEM 1A. RISK FACTORS, our financial condition and results of operations could be adversely affected by currency fluctuations.

Foreign Currency Exchange Rate Risk. We use forward foreign exchange contracts to reduce the effect of fluctuations in foreign exchange rates on the remeasurement of foreign currency denominated receivables and payables.

Interest Rate Risk. The Company utilizes an interest rate swap contract to create fixed interest payments on portions of its variable rate debt instrument in order to manage exposure to fluctuations in interest rates. As of May 31, 2025 and when including our interest rate swap, approximately 38.9% of our total debt was at variable interest rates.

The following table sets forth the potential loss in future earnings or fair values, resulting from hypothetical changes in relevant market rates or prices:

Risk Category	Hypothetical Change	May 31, 2025		Impact
(dollars in thousands)				
Foreign Currency — Revenue	10% depreciation in exchange rates relative to USD	$	(44,873)	Revenue
Foreign Currency — Hedges	10% depreciation in exchange rates relative to USD	$	612	Earnings
Interest Income	75 basis point decrease in interest rates	$	(468)	Earnings
Interest Expense	75 basis point increase in interest rates	$	(2,625)	Earnings

These estimates assume a parallel shift in all currency exchange rates and, as a result, may overstate the potential impact to earnings because currency exchange rates do not typically move all in the same direction.

In addition to transactional exposures, our operating results are impacted by the translation of our foreign operating income into U.S. dollars. In fiscal year 2025, international revenues accounted for 50.2% of our consolidated net revenues.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is submitted in a separate section of this report starting on page 58.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE—NONE

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d[1]15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of May 31, 2025, was carried out under the supervision and with the participation of the Company's management, including the President & Chief Executive Officer and Chief Financial Officer ("the Certifying Officers"), using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on the evaluation, the Certifying Officers concluded that the Company's disclosure controls and procedures were not effective as of such date due to material weaknesses in internal control over financial reporting, referenced below.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13-a-15(f) and 15d-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our management, including the Chief Executive Officer, Chief Financial Officer and the Chief Accounting Officer, we assessed the effectiveness of our internal control over financial reporting as of May 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). The objective of this assessment was to determine whether our internal control over financial reporting was effective as of May 31, 2025. Based on management's assessment, we have concluded that our internal control over financial reporting was ineffective as of May 31, 2025, due to the material weaknesses relating to our control activities as well as the related information and communication processes described below.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Remediation of Previously Identified Material Weaknesses

Management's assessment of the Company's internal control over financial reporting identified the following material weaknesses that existed as of May 31, 2023 and 2024. As of May 31, 2025, management believes our remediation efforts have been effective with respect to these material weaknesses and that the associated controls are now effective as of May 31, 2025:

- A material weakness in internal control related to ineffective information technology general controls (ITGCs) in the areas of user access and change management over certain information technology (IT) systems that support the Company's financial reporting processes. Specifically, we did not design and maintain: (i) sufficient logical access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; (ii) program change management controls to ensure that information technology program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately. As a result, manual business process controls that are dependent on the affected ITGCs were also deemed ineffective, because they could have been adversely impacted to the extent that they rely upon information and configurations from the affected IT systems.

- A material weakness in internal controls related to controls over period-end invoice accruals that are designed to ensure the completeness and accuracy of accrued expenses and accrued capital assets.

In fiscal year 2025, we implemented measures designed to improve internal control over financial reporting to remediate the controls that led to the material weaknesses described above. Such remediation measures included:

- We hired additional accounting and information technology resources with the required technical expertise and clearly defined roles and responsibilities;

- We enhanced the overall identification and review process relating to invoices to be accrued for to ensure the completeness and accuracy of accrued expenses and capital assets;

- We enhanced our processes to evaluate, monitor and approve user access reviews and change management controls;

- We conducted additional training on the Company's enhanced invoice accrual, user access review and change management controls.

Identified Material Weaknesses

As a result of management's assessment of the Company's internal control over financial reporting, we have concluded that as of May 31, 2025, the Company had deficiencies in the control activities and information and communication components of the COSO Framework that constitute material weaknesses, either individually or in aggregate.

Control Activities

We did not design, implement, and/or operate effective control activities, across substantially all of the Company's business and financial reporting processes to adequately achieve complete and accurate financial accounting, reporting, and disclosures based on the criteria established in the COSO Framework and we identified deficiencies in the principles associated with the control activities component of the COSO

Framework. The following items contributed to the material weakness in control activities, either individually or in aggregate:

- Management did not maintain effective management review controls to adequately support certain assumptions applied in its goodwill valuation analysis.

Information and Communication

We did not consistently generate or provide adequate quality supporting information and communication based on the criteria established in the COSO Framework and we identified deficiencies in the principles associated with the information and communication component of the COSO Framework. The following were contributing factors to the material weakness in information and communication:

- Management did not consistently retain information and documentation to adequately support the functions of internal control, including controls over information produced by the entity used in connection with control activities.

- Management did not adequately communicate information internally to enable personnel to sufficiently understand internal control responsibilities.

These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, and therefore, we concluded that the deficiencies represent material weaknesses. As a result of these material weaknesses, management has concluded that our internal control over financial reporting was not effective as of May 31, 2025.

However, after giving full consideration to these material weaknesses, and the additional analyses and other procedures that we performed to ensure that our consolidated financial statements were prepared in accordance with US GAAP, we have concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with US GAAP.

The Company's independent registered public accounting firm, BDO USA, P.C., which has audited and reported on our consolidated financial statements, issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of May 31, 2025, which is included in this annual report below.

Ongoing Remediation Efforts

Management continues to implement and evaluate measures designed to remediate control deficiencies and enhance the overall internal control environment. These actions are intended to ensure that internal controls are properly designed, effectively implemented, and reliably operated. Our ongoing and prospective initiatives include:

- Enhancing the design, implementation, and execution of existing control activities, while developing new controls as needed to address identified risks;

- Enhancing internal controls documentation, including the retention of adequate documentary evidence to demonstrate precision in review procedures and the effective operation of management review controls;

- Expanding and formalizing entity-level controls and policies to respond to evolving risks, ensure proper communication and information flow, and promote accountability;

- Developing and deploying document retention protocols aligned with internal control requirements, also planned for implementation in the first quarter of fiscal year 2026;

- Providing training and ongoing education to control owners on the principles of the COSO Internal Control – Integrated Framework (2013), and reinforcing a culture of compliance and accountability; and

- Hiring and retaining qualified personnel and external resources to support enhanced control ownership, including the appointment of a dedicated Director of Internal Controls.

Changes in Internal Control over Financial Reporting

Other than with respect to the remediation efforts in connection with the material weaknesses described above, no changes in our internal control over financial reporting were identified as having occurred during the fourth quarter of fiscal year 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Neogen Corporation
Lansing, Michigan

Opinion on Internal Control over Financial Reporting

We have audited Neogen Corporation's (the "Company's") internal control over financial reporting as of May 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of May 31, 2025, based on the COSO criteria. We do not express an opinion or any other form of assurance on management's statements referring to any corrective actions taken by the Company after the date of management's assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of May 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2025, and the related notes (collectively referred to as "the financial statements") and our report dated July 30, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses were identified regarding management's failure to design and maintain controls (i) to adequately achieve complete and accurate financial accounting, reporting and disclosures and (ii) to consistently retain information and documentation to adequately support functions of internal control or communicate information internally to personnel. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated July 30, 2025 on those consolidated financial statements.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.
Grand Rapids, Michigan
July 30, 2025

ITEM 9B. OTHER INFORMATION

The Company's Board of Directors appointed Mikhael Nassif to the Board of Directors, effective August 11, 2025. Mr. Nassif was appointed as the President and CEO of the Company, also effective August 11, 2025. As a non-independent director, it is not expected that Mr. Nassif will serve on any Board committees. Mr. Nassif will not receive any additional compensation for his service as a director of the Company.

During the quarterly period ended May 31, 2025, no director or officer (as defined in SEC Rule 16a-1(f)) of the Company adopted or terminated a Rule 10b5-1 or non-Rule 10b5-1 trading arrangement (as defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS—NOT APPLICABLE

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the Company, certain corporate governance matters and information about our executive officers appearing under the captions "Proposal 1 — Election of Directors," "Information About the Board and Corporate Governance Matters," "Information about our Executive Officers," and "Additional Information-Delinquent Section 16(a) Reports" is incorporated by reference to Neogen's 2025 proxy statement to be filed within 120 days of May 31, 2025.

We have adopted a Code of Conduct that applies to our directors, officers, and employees. This Code of Conduct is available on our website at https://www.Neogen.com/globalassets/pdfs/corporate-governance-sec-and-investor-information/codeofconduct.pdf. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver from, a provision of the code of conduct for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

We have adopted an insider trading policy governing the purchase, sale, and/or other disposition of our securities by our directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the exchange listing standards applicable to us. A copy of this policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the sections entitled "Compensation Discussion and Analysis", "Compensation Committee Report", "Executive Compensation", "Compensation Committee Interlocks and Insider Participation", "CEO Pay Ratio", "Pay Versus Performance," and "Compensation of Directors" in the Company's definitive Proxy Statement to be filed within 120 days of May 31, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners, Directors and Management" and "Equity Compensation Plan Information" in the Company's definitive Proxy Statement to be filed within 120 days of May 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from the section entitled "Information about the Board and Corporate Governance Matters-Independent Directors," "Board Committees" and "Certain Relationships and Related Party Transactions" in the Company's definitive Proxy Statement to be filed within 120 days of May 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from the section entitled "Proposal 3 — Ratification of the Appointment of the Company's Independent Registered Public Accounting Firm" in the Company's definitive Proxy Statement to be filed within 120 days of May 31, 2025.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2) and (c). The response to this portion of ITEM 15 is submitted as a separate section of this report starting on page 58.

(a) (3) and (b). The Exhibits, listed in the Exhibit Index below, are incorporated herein by reference.

ITEM 16. FORM 10-K SUMMARY — NONE

Neogen Corporation
Annual Report on Form 10-K
Year Ended May 31, 2025

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
3	Article of Incorporation and Bylaws
3.1	Restated Articles of Incorporation filed February 14, 2000, as amended on November 23, 2011 (incorporated by reference to Exhibit 3.1 to the Quarterly Report filed December 30, 2011).
3.2	Certificate of Amendment to Articles of Incorporation filed on October 11, 2010 (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed July 30, 2020).
3.3	Certificate of Amendment to Articles of Incorporation filed on November 20, 2018 (incorporated by reference to Exhibit 3 filed with the Registrant's Quarterly Report on Form 10-Q filed December 28, 2018).
3.4	Certificate of Amendment to Articles of Incorporation of Neogen Corporation filed on March 14, 2022 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Neogen Corporation on March 17, 2022).
3.5	Certificate of Amendment to Articles of Incorporation of Neogen Corporation filed on September 1, 2022 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Neogen Corporation on September 1, 2022).
3.6	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed October 31, 2023).
4	Instruments Defining the Rights of Security Holders, Including Indentures
4.1	Senior Notes Indenture for 8.625% Senior Notes due 2030, dated as of July 20, 2022, among Neogen Food Safety Corporation, as issuer, the guarantors party thereto from time to time, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 (No. 333-263667), filed July 27, 2022).
4.2	Supplemental Indenture, dated as of September 1, 2022, among Neogen Food Safety Corporation, as issuer, U.S. Bank Trust Company, National Association, as trustee, Neogen Corporation and certain of its subsidiaries (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed September 1, 2022).
4.3	Description of the Common Stock of Neogen Corporation (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed July 30, 2024).
10	Material Contracts
10.1	Agreement and Plan of Merger, dated as of December 13, 2021, by and among 3M Company, Garden SpinCo Corporation, Neogen Corporation, and Nova RMT Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed December 15, 2021). *
10.2	Separation and Distribution Agreement, dated as of December 13, 2021, by and among 3M Company, Garden SpinCo Corporation, and Neogen Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed December 15, 2021). *

EXHIBIT NO.	DESCRIPTION
10.3	Amendment No. 1 to the Separation and Distribution Agreement, dated as of August 31, 2022, by and among 3M Company, Garden SpinCo Corporation, and Neogen Corporation (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed September 1, 2022). *
10.4	Asset Purchase Agreement, dated as of December 13, 2021, by and between 3M Company and Neogen Corporation (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed December 15, 2021). *
10.5	Tax Matters Agreement, dated as of September 1, 2022, by and among 3M Company, Neogen Food Safety Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Neogen Corporation on September 1, 2022).
10.6	Intellectual Property Cross-License Agreement, dated as of September 1, 2022, by and between 3M Company and Neogen Food Safety Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Neogen Corporation on September 1, 2022).
10.7	Trademark Transitional License Agreement, dated as of September 1, 2022, by and among 3M Company, 3M Innovative Properties Company, Neogen Corporation and Neogen Food Safety Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Neogen Corporation on September 1, 2022).
10.8	Transition Services Agreement, dated as of September 1, 2022, by and among 3M Company, Neogen Food Safety Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Neogen Corporation on September 1, 2022).
10.9	Transition Distribution Services Agreement, dated as of September 1, 2022, by and among 3M Company, Neogen Food Safety Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Neogen Corporation on September 1, 2022).
10.10	Transition Contract Manufacturing Agreement, dated as of September 1, 2022, by and among 3M Company, Neogen Food Safety Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Neogen Corporation on September 1, 2022).
10.11	Clean-Trace(TM) Distribution Agreement, dated as of September 1, 2022, by and between 3M Company and Neogen Food Safety Corporation (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Neogen Corporation on September 1, 2022).
10.12	Real Estate License Agreement, dated as of September 1, 2022, by and among certain subsidiaries of Neogen Corporation, 3M Company and certain of its subsidiaries (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Neogen Corporation on September 1, 2022).
10.13	Credit Agreement, dated as of June 30, 2022, among Neogen Food Safety Corporation, as borrower, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and joined thereto as of September 1, 2022 by Neogen Corporation, as a borrower (incorporated by reference to Exhibit 10.9 to Neogen's Registration Statement on Form S-4 (Registration No. 333-263667), filed with the SEC on July 27, 2022).
10.14	Amendment No.1 and Refinancing Amendment to Credit Agreement, dated as of April 4, 2025, among Neogen Corporation, Neogen Food Safety Corporation, as borrowers, and certain subsidiaries, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 7, 2025).
10.15	Neogen Corporation 2018 Omnibus Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A filed August 28, 2018).[1]
10.16	Neogen Corporation 2023 Omnibus Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A filed September 18, 2023). [1]
10.17	Form of Management Stock Option Award Agreement (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed July 30, 2024). [1]
10.18	Form of Management Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed July 30,2024). [1]

EXHIBIT NO.	DESCRIPTION
10.19	Form of Severance Letter Agreement entered into with executive officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed October 31, 2023). [1]
10.20	Option Agreement between Neogen Corporation and David H. Naemura, dated October 26, 2023 (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed July 30,2024). [1]
10.21	Transition Agreement between Neogen Corporation and John Adent dated April 8, 2025 (incorporated by reference to Exhibit 10.1 to the Current report on Form 8-K filed April 9, 2025.)
19	Neogen Corporation Insider Trading Policy (incorporated by reference to Exhibit 19 to the Annual Report on Form 10-K filed July 30, 2024).
21	Listing of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm BDO USA, P.C.
24	Power of Attorney
31.1	Section 302 Certification of Principal Executive Officer
31.2	Section 302 Certification of Principal Financial Officer
32	Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K filed July 30, 2024)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Exhibits, schedules, and annexes have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be supplementally provided to the SEC upon request.

[1] Denotes compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGEN CORPORATION

/s/ John E. Adent	/s/ David H. Naemura	/s/ John P. Moylan
John E. Adent, President & Chief	David H. Naemura,	John P. Moylan,
Executive Officer	Chief Financial & Operating Officer	Chief Accounting Officer
(Principal Executive Officer)	(Chief Financial Officer)	(Principal Accounting Officer)

Dated: July 30, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John E. Adent John E. Adent	President & Chief Executive Officer (Principal Executive Officer)	July 30, 2025
/s/ David H. Naemura David H. Naemura	Chief Financial & Operating Officer (Chief Financial Officer)	July 30, 2025
/s/ John P. Moylan John P. Moylan	Chief Accounting Officer (Principal Accounting Officer)	July 30, 2025
* James C. Borel	Chairman of the Board of Directors	July 30, 2025
* Thierry Bernard	Director	July 30, 2025
* William T. Boehm, Ph.D.	Director	July 30, 2025
* Jeffrey D. Capello	Director	July 30, 2025
* Ronald D. Green, Ph.D.	Director	July 30, 2025
* Aashima Gupta	Director	July 30, 2025
* Raphael A. Rodriguez	Director	July 30, 2025
* Andrea F. Wainer	Director	July 30, 2025
* Catherine E. Woteki, Ph.D.	Director	July 30, 2025

ANNUAL REPORT ON FORM 10-K

ITEM 15 (a)(1)(a)(2) and (c)

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

YEAR ENDED MAY 31, 2025

NEOGEN CORPORATION

LANSING, MICHIGAN

FORM 10-K—ITEM 15(a)(1) AND (2) AND 15(c)

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of Neogen Corporation and subsidiaries are included below and incorporated in ITEM 8:

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Neogen Corporation
Lansing, Michigan

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Neogen Corporation (the "Company") as of May 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of May 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 30, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Food Safety & Animal Safety Reporting Units

As described in Notes 1 and 6 to the consolidated financial statements, the Company's goodwill balance was $1.065 billion at May 31, 2025, of which $0.997 billion is allocated to the Company's Food Safety reporting unit and $0.068 billion to the Animal Safety reporting unit. Management reviews the carrying amounts of goodwill annually at the reporting unit level, or when indications of impairment exist, to determine if goodwill may be impaired. Goodwill is tested for impairment annually in the fourth quarter of the Company's fiscal year. The Company estimates the fair value of its reporting units using a combination of discounted cash flows and market-based approaches. As disclosed by management, the discounted cash flows approach is based on the reporting unit's forecasted cash flows, including forecasted revenue growth rates and gross margins assumptions, that are discounted to present value using the reporting unit's weighted average cost of capital ("WACC") as the discount rate. The Company recognized $1.059 billion of impairment during the year ended May 31, 2025.

We identified the Goodwill Impairment Assessment related to the Food Safety and Animal Safety reporting units as a critical audit matter. The determination of fair value of each reporting unit requires management to make assumptions used in the discounted cash flows approach, including the assumptions of forecasted revenue growth rates, gross margins, and the discount rate. Auditing management's assumptions used in the calculation of the fair value of reporting units involved especially challenging and subjective auditor judgment, including the extent of specialized knowledge or skill needed.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the reasonableness of the forecasted revenue growth rates used by management by: (i) comparing the forecasted revenue growth rates to historical operating performance and (ii) evaluating the forecasted revenue growth rates for consistency with external peer company financial data and other industry information.

- Evaluating the reasonableness of the gross margins by comparing to historical operating performance.

- Utilizing personnel with specialized knowledge and skill in valuation to assist in evaluating the reasonableness of the discount rates.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2014.

Grand Rapids, Michigan

July 30, 2025

Neogen Corporation
Consolidated Balance Sheets
(in thousands, except shares)

	May 31		
	2025		**2024**
Assets			
Current Assets			
Cash and cash equivalents	$	129,004	$ 170,611
Marketable securities		—	325
Accounts receivable, net		153,384	173,005
Inventory, net		190,859	189,267
Assets held for sale		50,402	—
Prepaid expenses and other current assets		53,288	56,025
Total Current Assets		576,937	589,233
Property and Equipment			
Land and improvements		10,816	10,497
Building and improvements		108,721	108,298
Machinery and equipment		180,820	176,369
Furniture and fixtures		7,963	8,260
Construction in progress		186,242	113,968
Total Property and Equipment		494,562	417,392
Less accumulated depreciation		(155,431)	(140,288)
Property and Equipment, net		339,131	277,104
Other Assets			
Right of use assets (note 5)		17,152	14,785
Goodwill (note 6)		1,064,902	2,135,632
Amortizable intangible assets, net (note 6)		1,410,485	1,511,653
Other non-current assets		35,229	20,426
Total Other Assets		2,527,768	3,682,496
Total Assets	$	3,443,836	$ 4,548,833
Liabilities and Stockholders' Equity			
Current Liabilities			
Current portion of debt	$	19,301	$ 2,447
Accounts payable		79,605	83,061
Accrued compensation		14,134	19,949
Income tax payable (note 11)		5,599	10,449
Accrued interest		11,078	10,985
Deferred revenue		5,558	4,632
Liabilities held for sale		6,556	—
Other current liabilities		32,180	22,800
Total Current Liabilities		174,011	154,323
Deferred Income Tax Liability (note 11)		280,907	326,718
Non-Current Debt (note 9)		874,810	888,391
Other Non-Current Liabilities		42,854	35,259
Total Liabilities		1,372,582	1,404,691
Commitments and Contingencies (note 12)			
Stockholders' Equity			
Preferred stock, $1.00 par value — shares authorized 100,000; none issued and outstanding		—	—
Common stock, $0.16 par value — shares authorized 315,000,000; 217,044,498 and 216,614,407 shares issued and outstanding at May 31, 2025 and 2024, respectively		34,728	34,658
Additional paid-in capital		2,601,848	2,583,885
Accumulated other comprehensive loss		(28,898)	(30,021)
Retained earnings (accumulated deficit)		(536,424)	555,620
Total Stockholders' Equity		2,071,254	3,144,142
Total Liabilities and Stockholders' Equity	$	3,443,836	$ 4,548,833

See accompanying notes to consolidated financial statements.

Neogen Corporation
Consolidated Statements of Operations
(in thousands, except shares)

	Year Ended May 31,		
	2025	2024	2023
Revenues			
Product revenues	$ 797,315	$ 821,821	$ 715,076
Service revenues	97,346	102,401	107,371
Total Revenues	894,661	924,222	822,447
Cost of Revenues			
Cost of product revenues	411,460	401,079	354,707
Cost of service revenues	61,825	59,243	61,785
Cost of Revenues	473,285	460,322	416,492
Gross Profit	421,376	463,900	405,955
Operating Expenses			
Sales and marketing	183,798	182,872	141,222
General and administrative	218,167	199,889	201,179
Goodwill impairment	1,059,321	—	—
Research and development	21,087	22,476	26,039
Total Operating Expenses	1,482,373	405,237	368,440
Operating Loss (Income)	(1,060,997)	58,663	37,515
Other Expense			
Interest income	3,110	6,362	3,166
Interest expense	(71,622)	(73,394)	(55,961)
Other, net	(3,601)	(5,936)	(6,762)
Total Other Expense	(72,113)	(72,968)	(59,557)
Loss Before Taxes	(1,133,110)	(14,305)	(22,042)
Income Tax (Benefit) Expense	(41,066)	(4,884)	828
Net Loss	$ (1,092,044)	$ (9,421)	$ (22,870)
Net Loss Per Share			
Basic	$ (5.03)	$ (0.04)	$ (0.12)
Diluted	$ (5.03)	$ (0.04)	$ (0.12)
Weighted Average Shares Outstanding			
Basic	216,894,861	216,481,878	188,880,836
Diluted	216,894,861	216,481,878	188,880,836

See accompanying notes to consolidated financial statements.

Neogen Corporation
Consolidated Statements of Comprehensive (Loss) Income
(in thousands)

	Year Ended May 31,		
	2025	**2024**	**2023**
Net Loss	$ (1,092,044)	$ (9,421)	$ (22,870)
Other comprehensive income (loss)			
Foreign currency translations gain (loss)	4,248	(1,599)	(4,796)
Unrealized gain on marketable securities[1]	—	927	1,353
Unrealized (loss) gain on derivative instruments[2]	(3,125)	3,902	(2,039)
Other comprehensive income (loss), net of tax:	1,123	3,230	(5,482)
Total Comprehensive Loss	$ (1,090,921)	$ (6,191)	$ (28,352)

[1] Amounts are net of tax of $293 and $389 during the twelve months ending May 31, 2024 and 2023, respectively.

[2] Amounts are net of tax of ($987), $1,232, and ($644) during the twelve months ending May 31, 2025, 2024, and 2023 respectively.

See accompanying notes to consolidated financial statements.

Neogen Corporation
Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common Stock Shares	Amount	Additional Paid-in Capital	AOCI	Retained Earnings (Accumulated Deficit)	Total Equity
May 31, 2022	107,801,094	$ 17,248	$ 309,984	$ (27,769)	$ 587,911	$ 887,374
Share-based compensation expense			10,117			10,117
Exercise of options and RSUs	79,857	13	366	—	—	379
Issuance of shares under employee stock purchase plan	94,604	15	1,843	—	—	1,858
Issuance of shares for 3M transaction	108,269,946	17,323	2,245,518			2,262,841
Net loss	—	—	—	—	(22,870)	(22,870)
Other comprehensive loss	—	—	—	(5,482)	—	(5,482)
May 31, 2023	216,245,501	$ 34,599	$ 2,567,828	$ (33,251)	$ 565,041	$ 3,134,217
Share-based compensation expense			13,768			13,768
Exercise of options and RSUs	234,096	37	49	—	—	86
Issuance of shares under employee stock purchase plan	134,810	22	2,240	—	—	2,262
Net loss	—	—	—	—	(9,421)	(9,421)
Other comprehensive income	—	—	—	3,230	—	3,230
May 31, 2024	216,614,407	$ 34,658	$ 2,583,885	$ (30,021)	$ 555,620	$ 3,144,142
Share-based compensation expense			17,291			17,291
Exercise of options and RSUs	272,442	44	(1,402)	—	—	(1,358)
Issuance of shares under employee stock purchase plan	157,649	26	2,074	—	—	2,100
Net loss	—	—	—	—	(1,092,044)	(1,092,044)
Other comprehensive income	—	—	—	1,123	—	1,123
May 31, 2025	217,044,498	$ 34,728	$ 2,601,848	$ (28,898)	$ (536,424)	$ 2,071,254

See accompanying notes to consolidated financial statements.

Neogen Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended May 31,		
	2025	2024	2023
Cash Flows provided by Operating Activities			
Net loss	$ (1,092,044)	$ (9,421)	$ (22,870)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation and amortization	119,483	116,717	88,377
Impairment of discontinued product lines	—	556	3,109
(Gain) loss on sale of minority interest	—	(103)	2,016
Deferred income taxes	(57,783)	(27,423)	(19,230)
Share-based compensation	17,291	13,768	10,177
(Gain) loss on disposal of property and equipment	(25)	1,073	(486)
Amortization of debt issuance costs	3,219	3,441	2,720
Goodwill and other long-lived asset impairment	1,068,747	—	—
Loss on refinancing and extinguishment of debt	1,938	—	—
Right of use asset amortization	6,189	4,510	2,097
Other	(2,839)	4,829	(685)
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable, net	11,638	(20,101)	(53,879)
Inventories, net	(16,117)	(55,949)	9,955
Prepaid expenses and other current assets	(1,504)	11,113	(3,121)
Accounts payable and accrued liabilities	(402)	13,751	18,642
Interest expense accrual	93	(164)	4,052
Changes in other non-current assets and non-current liabilities	360	(21,333)	154
Net Cash provided by Operating Activities	58,244	35,264	41,028
Cash Flows (used for) provided by Investing Activities			
Purchase of property, equipment and other non-current intangible assets	(104,595)	(111,421)	(65,757)
Proceeds from the maturities of marketable securities	325	82,004	266,772
Purchase of marketable securities	—	—	(12,523)
Business acquisitions, net of cash acquired	—	—	11,721
Proceeds from the sale of property and equipment and other	5,075	108	826
Net Cash (used for) provided by Investing Activities	(99,195)	(29,309)	201,039
Cash Flows (used for) provided by Financing Activities			
Exercise of stock options and issuance of employee stock purchase plan shares	2,242	2,456	1,195
Tax payments related to share-based awards	(1,500)	(118)	—
Proceeds from issuance of long-term debt	450,000	—	—
Repayment of long-term debt	(550,000)	—	(100,000)
Proceeds from issuance of revolving credit facility	100,000	—	—
Debt issuance costs paid	(2,019)	—	(19,276)
Repayment of finance lease and other	(321)	(420)	—
Net Cash (used for) provided by Financing Activities	(1,598)	1,918	(118,081)
Effects of Foreign Exchange Rate on Cash	942	(502)	(5,219)
Net (Decrease) Increase in Cash and Cash Equivalents	(41,607)	7,371	118,767
Cash and Cash Equivalents, Beginning of Year	170,611	163,240	44,473
Cash and Cash Equivalents, End of Year	$ 129,004	$ 170,611	$ 163,240
Supplementary Cash Flow Information			
Cash paid for interest	$ 68,142	$ 73,168	$ 42,616
Property and equipment obtained for noncash consideration	$ 930	—	—
Income taxes paid, net of refunds	$ 26,544	$ 22,303	$ 15,473

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

1. Summary of Significant Accounting Policies

Organization

Neogen Corporation and subsidiaries ("Neogen," "we," "our," or the "Company") develop, manufacture and market a diverse line of products and services dedicated to food and animal safety. Our Food Safety segment consists primarily of diagnostic test kits and complementary products (e.g., culture media) sold to food producers and processors to detect dangerous and/or unintended substances in human food and animal feed. Our Animal Safety segment is engaged in the development, manufacture, marketing and distribution of veterinary instruments, pharmaceuticals, vaccines, topicals, parasiticides, diagnostic products, rodent control products, cleaners, disinfectants, insect control products and genomics testing services for the worldwide animal safety market.

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation and its subsidiaries, all of which are wholly-owned as of May 31, 2025.

All intercompany accounts and transactions have been eliminated in consolidation.

Functional Currency

Our functional currency is the U.S. dollar. We translate our non-U.S. operations' assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in other comprehensive (loss) income. Gains or losses from foreign currency transactions are included in other (expense) income on our consolidated statements of operations. During fiscal years 2025, 2024 and 2023, the Company incurred $3,697, $5,184 and $5,322 of foreign currency losses, respectively.

New Accounting Pronouncements Adopted

Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which modifies the disclosure and presentation requirements of reportable segments. The amendments in the update require the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit and loss. The amendments also require disclosure of all other segment items by reportable segment and a description of its composition. Additionally, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this pronouncement and provided required disclosures in Note 15 "Segment Information" to the consolidated financial statements. The Company will adopt the interim requirements on June 1, 2025.

New Accounting Pronouncements Not Yet Adopted

Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity's income tax rate reconciliation table and disclosures regarding cash taxes paid both in the U.S. and in foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact that this guidance will have on the presentation of its consolidated financial statements and accompanying notes.

Income Statement (Topic 220): Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures, which requires a public business entity to provide disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that the new guidance will have on the presentation of its consolidated financial statements and accompanying notes.

Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand accounts, savings deposits, certificates of deposit and commercial paper with original maturities of 90 days or less. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced losses related to these balances and believes it is not exposed to significant credit risk regarding its cash and cash equivalents. The carrying value of these assets approximates fair value due to the short maturity of these instruments and is classified as Level 1 in the fair value hierarchy. Cash held by foreign subsidiaries was $58,468 and $68,276 at May 31, 2025 and 2024, respectively.

Marketable Securities

The Company had marketable securities held by banks or broker-dealers consisting of commercial paper and corporate bonds rated at least A-1/P-1 (short-term) and A/A2 (long-term) with original maturities between 91 days and two years. These securities are classified as available for sale. Changes in fair value are monitored and recorded on a monthly basis and are recorded in other comprehensive (loss) income. In the event of a downgrade in credit quality subsequent to purchase, the marketable securities investment is evaluated to determine the appropriate action to take to minimize the overall risk to our marketable securities portfolio. If fair value is less than its amortized cost basis, then the Company evaluates whether the decline is the result of a credit loss, in which case an impairment is recorded through an allowance for credit losses. As of May 31, 2024, there were no recorded allowance for credit losses related to the marketable securities. This evaluation included a review of the credit quality of the issuers, the financial health of the underlying securities, and the economic environment. The unrealized losses on our marketable securities are primarily related to market fluctuations in the interest rates. As of May 31, 2024, the expected duration of all unrealized losses was less than 12 months. Where there is an intention or a requirement to sell an impaired available-for-sale debt security, the entire impairment is recognized in earnings with a corresponding adjustment to the amortized cost basis of the security. Short-term investments are not entered into for trading or speculative purposes. These securities are recorded at fair value based on recent trades or pricing models and therefore meet the Level 2 criteria. Interest income on these investments is recorded within other (expense) income on the consolidated statements of operations.

Marketable Securities as of May 31, 2025 and 2024 are listed below by classification and remaining maturities.

| | | Year Ended May 31, | |
	Maturity	2025	2024
Commercial Paper & Corporate Bonds	0 - 90 days	$ —	$ 325
Total Marketable Securities		$ —	$ 325

The components of marketable securities as of May 31, 2024 are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial Paper & Corporate Bonds	$ 325	$ —	$ —	$ 325

Derivative Financial Instruments

The Company operates on a global basis and is exposed to the risk that its financial condition, results of operations and cash flows could be adversely affected by changes in foreign currency exchange rates and changes in interest rates. To reduce the potential effects of foreign currency exchange rate movements on net earnings, the Company enters into derivative financial instruments in the form of foreign currency exchange forward contracts with a major financial institution and has also entered into interest rate swap contracts as a hedge against changes in interest rates. Management settles its foreign currency forward contracts monthly with its one counterparty. There are no collateral or margin requirements as part of these forward contracts. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. For the Company's interest rate swap derivative, the Company designated it as a cash flow hedge in accordance with its established policy. The interest rate swap derivative is a bilateral agreement with no margin requirements. Each reporting period, derivatives are recorded at fair value in other current assets, other assets, accrued liabilities and other long-term liabilities. The change in fair value is recorded in accumulated other comprehensive loss, and amounts are reclassified into interest expense on the consolidated statements of operations when transactions are realized. Derivatives that are not designated as hedges are adjusted to fair value with a corresponding adjustment to earnings. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect amounts reflected in the consolidated financial statements. Considerable judgment is often involved in making such estimates, and the use of different assumptions could result in different conclusions. The most significant estimates include our evaluation of goodwill impairment, deferred taxes, intangible assets acquired, and fair value measurements. Management believes its assumptions and estimates are reasonable and appropriate. However, actual results could differ from those estimates.

Accounts Receivable and Concentrations of Credit Risk

Financial instruments which potentially subject Neogen to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit histories before extending credit and by monitoring credit exposure on a regular basis. Collateral or other security is generally not required for accounts receivable. As of May 31, 2025, 2024, and 2023 accounts receivable, net was $153,384, $173,005, and $153,253 respectively, on the balance sheets. We maintain an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance for credit losses, management considers relevant information about past events, current conditions and reasonable and supportable forecasts that affect the collectability of financial assets. Once a receivable balance has been determined to be uncollectible, generally after all collection efforts have been exhausted, that amount is charged against the allowance for credit losses. The provision is recorded within operating expenses on the consolidated statements of operations. No customer accounted for more than 10% of accounts receivable as of May 31, 2025 or 2024, respectively. The activity in the allowance for credit losses was as follows:

	Year Ended May 31,		
	2025	2024	2023
Beginning Balance	$ 4,140	$ 2,827	$ 1,650
Provision	3,269	1,720	1,460
Recoveries	(235)	(191)	46
Write-offs	(1,555)	(216)	(329)
Reclass to held for sale [1]	(222)	—	—
Ending Balance	$ 5,397	$ 4,140	$ 2,827

[1] This is allowance for credit losses reclassified to the Company's held for sale entities. See Note 4. "Assets Held for Sale" for further detail.

Inventories

Inventories are stated at the lower of cost or net realizable value, determined on the first-in, first-out method. The components of inventories were as follows:

	Year Ended May 31,	
	2025	2024
Raw Materials	$ 65,692	$ 78,799
Work-in-process	11,233	10,990
Finished goods	130,417	111,839
Inventory reserve	(16,483)	(12,361)
Inventory, net	$ 190,859	$ 189,267

The Company's inventories are analyzed for slow moving, expired and obsolete items on a quarterly basis and the inventory reserve is adjusted as required within cost of revenues. See Note 6 "Goodwill and Other Intangible Assets"

Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense as incurred. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets, which are generally seven to 39 years for buildings and improvements, and three to 10 years for furniture, fixtures, computers and machinery and equipment. Leasehold improvements are amortized over the expected life of the asset or term of the lease, whichever is shorter. Depreciation expense was $25,566, $21,771 and $17,292 in fiscal years 2025, 2024, and 2023, respectively.

During the quarter ended May 31, 2024, the Company reclassified $13,684 of capitalized cloud computing software costs from property and equipment. $13,140 of this total was reclassified to prepaid expenses and other current assets, with the remaining $544 recognized as incremental amortization within general and administrative expense in the consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts are allocated to other identifiable intangible assets. The Company's business is organized into two operating segments: Food Safety and Animal Safety. Under the goodwill guidance, management determined that each of its segments represents a reporting unit. Other intangible assets include customer relationships, trademarks, licenses, trade names, developed technology, covenants not-to-compete and patents. Customer relationships intangibles are amortized on either an accelerated or straight line basis, reflecting the pattern in which the economic benefits are consumed, while all other amortizable intangibles are amortized on a straight line basis. Intangibles are amortized over 2 to 25 years.

Management reviews the carrying amounts of goodwill annually at the reporting unit level, or when indications of impairment exist, to determine if goodwill may be impaired. Goodwill and indefinite-lived intangibles are tested for impairment annually in the fourth quarter of our fiscal year. During management's annual test or when there are indicators of impairment, if the carrying amounts of these assets are deemed to be less than fair value based upon a discounted cash flow analysis and comparison to comparable EBITDA multiples of peer companies, such assets are reduced to their estimated fair value and a charge is recorded to operations.

Amortizable other intangible assets are tested for impairment when indications of impairment exist. If the carrying amounts of these assets are deemed to be less than fair value based upon a discounted cash flow analysis, such assets are reduced to their estimated fair value and a charge is recorded to operations.

Long-lived Assets

Management reviews the carrying values of its long-lived assets to be held and used, including definite-lived intangible assets, for possible impairment whenever events or changes in business conditions warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated separately identifiable undiscounted cash flows over the remaining useful life of the asset are less than the carrying value of the asset. In such an event, fair value is determined using undiscounted cash flows, and if lower than the carrying value, impairment is recognized through a charge to operations.

Equity Compensation Plans

At May 31, 2025, the Company had stock award plans which are described more fully in Note 10 to the consolidated financial statements.

We measure stock-based compensation at the grant date, based on the estimated fair value of the award, and recognize the cost as compensation expense on a straight line basis over the requisite service period and reverse compensation expense due to forfeitures as they occur. Our stock-based compensation expense is reflected in general and administrative expense in our consolidated statements of operations.

Research and Development Costs

Research and development costs, which consist primarily of compensation costs, administrative expenses and new product development, among other items, are expensed as incurred.

Advertising Costs

Advertising costs are expensed within sales and marketing as incurred and totaled $4,123, $3,301 and $2,548 in fiscal years 2025, 2024 and 2023, respectively.

Leases

The Company recognizes, in the consolidated balance sheets, a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. We recognized all leases with terms greater than 12 months in duration on our consolidated balance sheets as right-of-use assets and lease liabilities. Right-of-use assets are recorded in other assets on our consolidated balance sheets. Current and non-current lease liabilities are recorded in other accruals within current liabilities and other non-current liabilities, respectively, on our consolidated balance sheets.

We evaluate our contracts to determine if an arrangement is a lease at inception and classify it as a finance or operating lease. Leased assets and corresponding liabilities are recognized based on the present value of the lease payments over the lease term. Our lease terms may include options to extend when it is reasonably certain that we will exercise that option.

We have made certain assumptions and judgments when accounting for leases, the most significant of which are:

- We did not elect to use hindsight when considering judgments and estimates such as assessments of lessee options to extend or terminate a lease or purchase the underlying asset.

- For all asset classes, we elected to not recognize a right-of-use asset and lease liability for short-term leases (i.e. leases with a term of 12 months or less).

- For all asset classes, we elected to not separate non-lease components from lease components to which they relate and have accounted for the combined lease and non-lease components as a single lease component.

- The determination of the discount rate used in a lease is our incremental borrowing rate that is based on our estimate of what we would normally pay to borrow on a fully collateralized and amortized basis over a similar term an amount equal to the lease payments.

Revenue Recognition

We determine the amount of revenue to be recognized through application of the following steps:

- Identification of the contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the Company satisfies the performance obligations.

Neogen's revenue is generated through contracts with its customers. A performance obligation is a promise in a contract to transfer a product or service to a customer. We generally recognize revenue at a point in time when all of our performance obligations under the terms of a contract are satisfied. Revenue is recognized upon transfer of control of promised products or services in an amount that reflects the consideration we expect to receive in exchange for those products or services. The collectability of consideration on the contract is reasonably assured before revenue is recognized. To the extent that customer payment has been received before all recognition criteria are met, these revenues are initially deferred in current liabilities on the consolidated balance sheets and the revenue is recognized in the period that all recognition criteria have been met.

Certain agreements with customers include discounts or rebates on the sale of products and services applied retrospectively, such as volume rebates achieved by purchasing a specified threshold of goods and services. We account for these discounts as variable consideration and estimate the likelihood of a customer meeting the threshold in order to determine the transaction price using the most predictive approach. We typically use the most-likely-amount method, for incentives that are offered to individual customers, and the expected-value method, for programs that are offered to a broad group of customers. Variable consideration reduces the amount of revenue that is recognized. Rebate obligations related to customer incentive programs are recorded in other current liabilities on the consolidated balance sheets. The rebate estimates are adjusted at the end of each applicable measurement period based on information currently available.

The performance obligations in Neogen's contracts are generally satisfied well within one year of contract inception. In such cases, management has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component. Management has elected to utilize the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred because the amortization period for the prepaid costs that would otherwise have been deferred and amortized is one year or less. We account for shipping and handling for products as a fulfillment activity when goods are shipped. Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenues, while the related expenses incurred by Neogen are recorded in sales and marketing expense. These expenses totaled $29,719, $25,290, and $18,513 in fiscal years 2025, 2024 and 2023, respectively. Revenue is recognized net of any tax collected from customers. The taxes are subsequently remitted to governmental authorities. Our terms and conditions of sale generally do not provide for returns of product or reperformance of service except in the case of quality or warranty issues. While these situations are infrequent, due to immateriality of the amount, warranty claims are recorded in the period incurred.

Business Combinations

The Company utilizes the acquisition method of accounting for business combinations. This method requires, among other things, that results of operations of acquired companies are included in the Company's results of operations beginning on the respective acquisition dates and that assets acquired and liabilities assumed are recognized at fair value as of the acquisition date. Valuation specialists are used to develop and evaluate the appropriateness of the fair value estimates, often utilizing cash flow projections and other related valuation techniques. The fair value of assets acquired and liabilities assumed in certain cases may be subject to revision based on the final determination of fair value during a period of time not to exceed 12 months from the acquisition date. Legal costs, due diligence costs, business valuation costs and all other business acquisition costs are expensed when incurred.

Held for Sale

In accordance with ASC 360-10-45-9, the Company classifies long-lived assets or disposal groups as held for sale when all of the following criteria are met:

- Management commits to a plan to sell the asset;
- The asset is available for immediate sale in its present condition;
- An active program to locate a buyer and complete the plan has been initiated;
- The sale of the asset is probable within one year;
- The asset is being actively marketed at a price that is reasonable in relation to its current fair value; and
- Significant changes to or withdrawal from the plan are unlikely.

When an asset (or disposal group) is classified as held for sale, the Company ceases to depreciate the asset and reports it at the lower of its carrying amount or fair value less costs to sell. Any losses arising from initial classification or subsequent measurement are recognized in the consolidated statements of operations. Gains are not recognized on the sale of a long-lived asset until the date of sale.

Loss Contingencies

Various legal actions, proceedings, and claims (generally, "matters") are pending or may be instituted or asserted against the Company. The Company accrues for matters when losses are deemed probable and reasonably estimable. However, the ultimate resolutions of these matters are inherently unpredictable and could require payment substantially in excess of the amounts that have been accrued or disclosed. Any resulting adjustments, which could be material, are recorded in the period the adjustments are identified.

2. Revenue Recognition

The Company derives revenue from two primary sources — product revenue and service revenue.

Product revenue consists primarily of shipments of:

- Diagnostic test kits, culture media and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation;
- Consumable products marketed to veterinarians, retailers, livestock producers and animal health product distributors; and

- Rodent control products, disinfectants and insect control products to assist in the control of rodents, insects and disease in and around agricultural, food production and other facilities.

Revenues for Neogen's products are recognized and invoiced when the product is shipped to the customer.

Service revenue consists primarily of:

- Genomic identification and related interpretive bioinformatic services; and

- Other commercial laboratory services.

Revenues for Neogen's genomics and commercial laboratory services are recognized and invoiced when the applicable laboratory service is performed and the results are conveyed to the customer.

Payment terms for products and services are generally 30 to 90 days.

Contract liabilities represent deposits made by customers before the satisfaction of performance obligation(s) and recognition of revenue. Upon completion of the performance obligation(s) that the Company has with the customer, the liability for the customer deposit is relieved and revenue is recognized. These customer deposits are recorded within deferred revenue on the consolidated balance sheets. Changes in the balances relate primarily to sales of the Company's genomics services and Neogen Analytics.

The following table summarizes contract liabilities by period:

	Year Ended May 31,	
	2025	2024
Beginning balance	$ 4,632	$ 4,616
Additions	12,658	13,267
Recognized into revenue	(11,732)	(13,251)
Ending balance	$ 5,558	$ 4,632

The following table presents disaggregated revenue by major product and service categories for the years ended May 31, 2025, 2024 and 2023:

	Year Ended May 31,		
	2025	2024	2023
Food Safety:			
Natural Toxins & Allergens	$ 77,058	$ 82,240	$ 82,567
Bacterial & General Sanitation	164,777	171,217	134,934
Indicator Testing, Culture Media & Other	325,915	334,636	267,178
Rodent Control, Insect Control & Disinfectants	46,971	42,965	39,655
Genomics Services	23,419	24,283	22,463
	$ 638,140	$ 655,341	$ 546,797
Animal Safety:			
Life Sciences	6,500	6,515	6,254
Veterinary Instruments & Disposables	61,468	65,848	63,843
Animal Care & Other	34,654	36,978	39,068
Rodent Control, Insect Control & Disinfectants	88,063	88,732	87,423
Genomics Services	65,836	70,808	79,062
	$ 256,521	$ 268,881	$ 275,650
Total Revenue	$ 894,661	$ 924,222	$ 822,447

3.   Net Loss Per Share

Basic net loss per share is based on the weighted average number of common shares outstanding during each year. Diluted losses per share is based on the weighted average number of common shares and dilutive potential common shares outstanding. Our dilutive potential common shares outstanding during the years result from dilutive stock options and restricted stock units ("RSUs"). The following table presents the net loss per share calculations:

		Year Ended May 31,				
		2025		2024		2023
Numerator for basic and diluted net loss per share — Net Loss	$	(1,092,044)	$	(9,421)	$	(22,870)
Denominator for basic net loss per share — Weighted average shares		216,894,861		216,481,878		188,880,836
Effect of dilutive stock options and restricted stock units		—		—		—
Denominator for diluted net loss per share		216,894,861		216,481,878		188,880,836
Net loss attributable per share						
Basic	$	(5.03)	$	(0.04)	$	(0.12)
Diluted	$	(5.03)	$	(0.04)	$	(0.12)

Due to the net loss in fiscal years 2025, 2024, and 2023, the stock options and RSUs are anti-dilutive. At May 31, 2025, May 31, 2024, and May 31, 2023 approximately 120,736, 332,025 and 147,671 shares, respectively, were excluded from the calculation of diluted net loss per share, because the inclusion of such securities in the calculation would have been anti-dilutive.

4.   Assets Held for Sale

In April 2025, the Company announced that it has entered into a definitive agreement to sell its global Cleaners and Disinfectants ("C&D") business to Kersia Group. The transaction is expected to close in the first quarter of the Company's 2026 fiscal year, subject to regulatory approval and customary conditions. The C&D business and the associated assets and liabilities met the criteria for presentation as held for sale as of May 31, 2025. The Company determined that the fair value less cost to sell exceeded the carrying value. Therefore, no impairment charge was recognized. The planned divestiture did not meet the criteria for presentation as a discontinued operation.

The major classes of assets and liabilities held for sale of the C&D business were as followed:

		Year Ended May 31, 2025
Accounts receivable, net	$	7,229
Inventory, net		8,707
Prepaid expenses and other current assets		874
Property and equipment, net		7,081
Right of use assets		273
Goodwill		12,977
Amortizable intangible assets, net		13,261
Total assets held for sale	$	50,402
Accounts payable	$	2,287
Accrued compensation		553
Other current liabilities		1,156
Deferred income tax liability		2,151
Other non-current liabilities		409
Total liabilities held for sale	$	6,556

Subsequent Event

On July 18, 2025, the Company completed the divestiture of its global C&D business to Kersia Group for $130,000 in cash at closing, plus contingent consideration tied to future performance of the business.

5.   Leases

We lease various manufacturing, laboratory, warehousing and distribution facilities, administrative and sales offices, equipment and vehicles under operating and finance leases.

Supplemental balance sheet information related to operating and finance leases was as follows:

	Year Ended May 31,	
	2025	2024
Rights of use - non-current assets	$ 17,152	$ 14,785
Lease liabilities - other current liabilities	$ 5,641	$ 5,101
Lease liabilities - non-current liabilities	$ 12,860	$ 10,300
Property and equipment	$ 2,425	$ 2,423
Current portion of finance lease	$ 2,426	$ 2,447

The weighted average remaining lease term and weighted average discount rate were as follows:

	Year Ended May 31,	
	2025	2024
Operating Leases		
Weighted average remaining lease term	6.5 years	3.9 years
Weighted average discount rate	6.0%	5.6%
Financing Lease		
Weighted average remaining lease term	0.3 years	0.3 years
Weighted average discount rate	6.1%	6.1%

Operating lease expenses are classified as cost of revenues or operating expenses on the consolidated statements of operations. The components of lease expense were as follows:

	Year Ended May 31,	
	2025	2024
Operating leases	$ 6,189	$ 4,510
Short term leases	722	625
Financing lease expense:		
Amortization of asset	299	219
Interest on lease liability	18	12
Total lease expense	$ 7,228	$ 5,366

Supplemental cash flow information is as follows:

	Year Ended May 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 5,680	$ 4,714	$ 2,139
Operating cash flows for finance leases	$ 18	$ 12	—
Financing cash flows for finance leases	$ 298	$ 192	—
Non-cash assets obtained in exchange for lease obligations:			
Operating leases	$ 7,113	$ 5,562	$ 11,192
Finance leases	—	$ 2,642	—

Future lease payments as of May 31, 2025 are as follows:

Years ending May 31,	Operating Leases		Finance Lease	
2026	$	6,257	$	2,431
2027		4,638		—
2028		3,237		—
2029		1,763		—
2030		1,153		—
2031 and thereafter		6,773		—
Total lease payments	$	23,821	$	2,431
Less: imputed interest		(5,320)		(5)
Total lease liabilities	$	18,501	$	2,426

As of May 31, 2025, the Company had additional leases, primarily for real estate that have not yet commenced with undiscounted lease payments of approximately $2,316. The leases are expected to commence in the first half of fiscal year 2026 with lease terms up to seven years.

6.   Goodwill and Other Intangible Assets

Goodwill

In the second quarter of fiscal year 2025, the Company identified that the impact of integration challenges and end market conditions on the recent overall financial performance of the Food Safety reporting unit represented a triggering event to test goodwill within that reporting unit for impairment as of the first day of the second quarter of fiscal year 2025. Management utilized a third-party to quantitatively assess its Food Safety reporting unit. Based on the results of the analysis, the carrying value of the Food Safety reporting unit exceeded its fair value. Accordingly, an impairment charge of $461,390 was recorded. Differences in the balance sheet change and impairment charge are due to foreign exchange.

Management also completed the annual impairment analysis of goodwill using a third-party quantitative assessment as of the first day of the fourth quarter of fiscal year 2025. Management utilized a third-party to quantitatively assess its Food Safety and Animal Safety reporting units. Based on the results of the analysis, the carrying value of the Food Safety and Animal Safety reporting units exceeded its fair value as of March 1, 2025. Accordingly, impairment charges of $584,826 and $13,105 were recorded for the Food Safety and Animal Safety reporting units, respectively. The fourth quarter impairment charges were primarily caused by recent overall financial performance. Differences in the balance sheet change and impairment charge are due to foreign exchange. The annual impairment analysis resulted in no impairment for 2024 and 2023.

Fair value of the reporting unit was estimated based on a combination of an income-based approach, consisting of a discounted cash flows analysis, and a market-based approach, consisting of pricing multiples derived from an analysis of comparable public companies multiplied against historical and/or anticipated financial metrics of the reporting unit. The inputs to the fair value are defined in the fair value hierarchy as Level 3 inputs.

The following table summarizes goodwill by reportable segment:

	Food Safety		Animal Safety		Total	
Balance, May 31, 2023	$	2,056,161	$	81,335	$	2,137,496
Acquisitions		250		—		250
Foreign currency translation and other		(2,206)		92		(2,114)
Balance, May 31, 2024	$	2,054,205	$	81,427	$	2,135,632
Impairment		(1,045,349)		(13,084)		(1,058,433)
Foreign currency translation and other [1]		(11,973)		(324)		(12,297)
Balance, May 31, 2025	$	996,883	$	68,019	$	1,064,902

(1) Other charge includes goodwill impairment related to held for sale entities.

Intangible Assets

Definite-lived intangible assets consisted of the following and are included in amortizable intangible assets within the consolidated balance sheets:

	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
Licenses	$ 15,612	$ 7,828	$ 7,784
Covenants not to compete	422	349	73
Patents	8,928	4,393	4,535
Customer relationships intangibles	1,231,875	196,727	1,035,148
Trade names and trademarks	119,233	16,404	102,829
Developed technology	307,883	62,253	245,630
Other product and service-related intangibles	16,388	1,902	14,486
Balance, May 31, 2025	$ 1,700,341	$ 289,856	$ 1,410,485
Licenses	$ 14,407	$ 7,214	$ 7,193
Covenants not to compete	487	425	62
Patents	7,692	3,770	3,922
Customer relationships intangibles	1,244,790	140,963	1,103,827
Trade names and trademarks	124,328	11,407	112,921
Developed technology	307,560	41,150	266,410
Other product and service-related intangibles	23,947	6,629	17,318
Balance, May 31, 2024	$ 1,723,211	$ 211,558	$ 1,511,653

Amortization expense for intangibles totaled $93,917, $94,946, and $71,085 in fiscal years 2025, 2024, and 2023, respectively. During fiscal year 2024 and 2023, the Company recorded an impairment of $556 and $2,109, respectively, to its amortizable licenses related to discontinued product lines.

Estimated amortization expense for fiscal years: 2026—$96,000, 2027—$96,000, 2028—$95,000, 2029—$91,000, and 2030—$90,000, 2031 and thereafter—$942,000.

If actual market conditions or the Company's performance are less favorable than those projected by management, or if events occur or circumstances change that would reduce the fair value of the Company's goodwill or intangible assets below the amount reflected in the balance sheet, the Company may be required to conduct an interim test and possibly recognize impairment charges on its goodwill or intangible assets, which could be material, in future periods.

The amortizable intangible assets' useful lives are as follows:

	Useful Lives Range
Licenses	2 - 20 years
Covenants not to compete	3 - 10 years
Patents	5 - 25 years
Customer relationships intangibles	9 - 20 years
Trade names and trademarks	10 - 25 years
Developed technology	10 - 20 years
Other product and service-related intangibles	5 - 15 years

All definite-lived intangibles are amortized on a straight line basis with the exception of definite-lived customer relationships intangibles and product and service-related intangibles, which are amortized on either a straight line or an accelerated basis.

During the fourth quarter of fiscal year 2025, the Company identified that recent overall financial performance of its asset groups represented a triggering event to test long-lived assets for impairment as of March 1, 2025.

Management utilized a third-party to quantitatively assess its asset groups with an undiscounted cash flow analysis. Based on the results of the analysis, the undiscounted cash flows of the asset groups exceeded their carrying value. Accordingly, a further impairment assessment was not required.

During fiscal year 2023, the Company recorded an impairment of $1,000 to its non-amortizable trademarks related to discontinued product lines. This impairment was recorded in the Company's Food Safety segment within operating expenses.

Management completed the annual impairment analysis of intangible assets with indefinite lives using a qualitative assessment for fiscal year 2023. Other than the impairment in fiscal year 2023 related to the discrete trademarks discussed above, management determined that other recorded amounts were not impaired and that no additional impairment charges were necessary. In fiscal year 2024, the non-amortizable intangible assets were reclassified to definite-lived intangible assets. In conjunction with the reclassification, management completed an impairment analysis of the intangible assets using a qualitative assessment and determined that recorded amounts were not impaired.

7. Restructuring

The Company regularly evaluates its business and objectives to ensure that it is properly configured and sized based on changing market conditions. Accordingly, the Company has implemented certain restructuring initiatives, including consolidation of certain facilities throughout the world and rationalization of its operations. In fiscal year 2024, management initiated a restructuring plan to begin streamlining the Company's global genomics business. Management continued and primarily finalized the restructuring plan to streamline operations of the Company's global genomics business. This restructuring plan was complete by May 31, 2025.

The Company's restructuring charges consist of severance payments, costs for outplacement services, and post-employment benefits (collectively, "employee separation costs"), other related exit costs and asset impairment charges related to restructuring activities. These amounts are partially recorded within cost of service revenues and partially recorded within general and administrative expense on the consolidated statements of operations.

Restructuring charges by segment were as follows:

	Year ended May 31,	
	2025	2024
Food Safety	$ 2,146	$ 402
Animal Safety	7,430	1,385
Corporate	1,520	1,726
Total	$ 11,096	$ 3,513

Restructuring activity for the twelve months ended May 31, 2025 was as follows:

	Employee Separation Costs	Other Exit Costs	Total
Balance as of May 31, 2024	$ -	$ -	$ -
Expense	3,041	8,055	11,096
Cash Payments	(2,285)	(481)	(2,766)
Asset impairments and other [(1)]	-	(7,574)	(7,574)
Balance as of May 31, 2025	$ 756	$ -	$ 756

[(1)] Asset impairment charges primarily relate to Inventory and Property and Equipment charges incurred by the Company's Animal Safety operating segment and global genomics business.

8.   Business Combinations

The consolidated statements of operations reflect the results of operations for business acquisitions since the respective dates of purchase. All are accounted for using the acquisition method. Goodwill recognized in the acquisitions described below relates primarily to enhancing the Company's strategic platform for the expansion of available product offerings.

Fiscal 2023

Thai-Neo Biotech Co., Ltd. Acquisition

In July 2022, the Company acquired all of the stock of Thai-Neo Biotech Co., Ltd., a longstanding distributor of Neogen's food safety products to Thailand and Southeast Asia. This acquisition gives Neogen a direct sales presence in Thailand. Consideration for the purchase was $1,581 in net cash, with $1,310 paid at closing, $37 paid in November 2022 as a working capital adjustment and $234 paid in October 2023. The final purchase price allocation, based upon the fair value of these assets and liabilities determined using the income approach, included intangible assets of $620 (with an estimated life of 10 years). The business continues to operate in Bangkok, Thailand, reporting within the Food Safety segment.

Corvium Acquisition

In February 2023, the Company acquired certain assets as part of an asset purchase agreement with Corvium, Inc., a partner and supplier within the Company's software analytics platform. This acquisition, which primarily includes the software technology, advances the Company's food safety data analytics strategy. The purchase price consideration was $24,067, which included $9,004 held in escrow. In the first quarter of fiscal 2024, $8,000 of the escrow balance was released to Corvium, Inc. In the third quarter of fiscal 2024, the remaining escrow balance was released to Corvium, Inc. This transaction is a business combination and was accounted for using the acquisition method.

There was also the potential for performance milestone payments of up to $8,500 based on successful implementation of the software service at customer sites and sale of licenses. As a result, the Company recorded contingent liabilities of $930 as part of the opening balance sheet within other non-current liabilities.

In the first quarter of fiscal 2024, the Company recorded an increase to intangible assets of $100, based on finalization of a third-party advisor's valuation work and fair value estimates. Goodwill, which is fully deductible for tax purposes, includes value associated with profits earned from data management solutions that can be offered to existing customers and the expertise and reputation of the assembled workforce. These values are Level 3 fair value measurements.

In the third quarter of the fiscal 2025, the company reversed the contingent liabilities of $930. The final milestone payment was not achieved, resulting in a full reversal of the liability.

3M Food Safety Transaction

In September 2022, Neogen, 3M and Neogen Food Safety Corporation, formerly named Garden SpinCo, a subsidiary created to carve out 3M's FSD, closed on a transaction combining 3M's FSD with Neogen in a Reverse Morris Trust transaction and Neogen Food Safety Corporation became a wholly owned subsidiary of Neogen ("FSD transaction"). Immediately following the FSD transaction, pre-merger Neogen Food Safety Corporation stockholders owned, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-merger Neogen shareholders owned, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock. This transaction is a business combination and was accounted for using the acquisition method.

The purchase price consideration for the 3M FSD was $3.2 billion, net of customary purchase price adjustments and transaction costs, which consisted of 108,269,946 shares of Neogen common stock issued on closing with a fair value of $2.2 billion and non-cash consideration of $1 billion, funded by the additional financing obtained by Garden SpinCo and assumed by the Company as part of the transaction.

In the first quarter of fiscal 2024, the Company recorded adjustments to goodwill and intangible assets, based on third-party advisor's valuation work and fair value estimates, resulting in an increase to goodwill and a decrease to the intangible assets balance. The Company also recorded adjustments to deferred tax liabilities, which increased the balance, based on finalization of entity income tax provisions.

The following table presents unaudited pro forma information as if the merger with the 3M FSD business had occurred on June 1, 2021 and had been combined with the results reported in our consolidated statements of operations for all periods presented:

	Year Ended May 31, 2023
Net revenue	$ 919,959
Operating income	$ 44,373

The unaudited pro forma information is presented for informational purposes only and is not indicative of the results that would have been achieved if the merger had taken place at such time. The unaudited pro forma information presented above includes adjustments primarily for amortization charges for acquired intangible assets and certain acquisition-related expenses for legal and professional fees.

9.   Long-Term Debt

The Company's long-term debt consists of the following:

	May 31, 2025	May 31, 2024
Term Loan	$ 450,000	$ 550,000
Senior Notes	350,000	350,000
Revolver Facility	100,000	—
Finance Lease	2,426	—
Total debt and finance lease	902,426	900,000
Less: Current portion	(19,301)	—
Total non-current debt	883,125	900,000
Less: Unamortized debt issuance costs	(8,315)	(11,609)
Total non-current debt, net	$ 874,810	$ 888,391

Credit Facilities

On June 30, 2022, Neogen Food Safety Corporation entered into a credit agreement consisting of a five-year senior secured term loan facility ("term loan facility") in the amount of $650,000 and a five-year senior secured revolving facility ("revolving facility") in the amount of $150,000 to fund the FSD transaction. In fiscal year 2023, the Company made $100,000 in prepayments on the term loan facility.

On April 4, 2025, Neogen Food Safety Corporation entered into the Amendment No. 1 and Refinancing Amendment to Credit Agreement (the "Refinancing Amendment"), which amended the existing credit agreement, dated June 30, 2022. The Refinancing Amendment, among other things, provides for (i) a new tranche of senior secured term loans in an aggregate principal amount of $450,000 (the "2025 Term Loans") and (ii) a revolving credit facility in an aggregate principal amount of $250,000 (collectively, the "Credit Facilities"), against which $100,000 has been drawn (the "2025 Revolving Facility"). The 2025 Term Loans will mature on April 4, 2030. The 2025 Revolving Facility will terminate on the earlier of April 4, 2030, or the date on which the revolving commitments under the 2025 Revolving Facility are terminated. The Refinancing Amendment lowered the spread on the term loan and revolver facility borrowings from 2.35% to 1.75% based on a net leverage ratio being greater than 3.0 to 1.0.

The Refinancing Amendment reduced the syndicate of lenders for the 2025 Term Loans, which resulted in an accounting for debt extinguishment for seven lenders and resulted in an extinguishment loss of $1,938. For the remaining existing lenders, the Refinancing Amendment was accounted for as a debt modification. As a result of the Refinancing Amendment, the Company incurred total debt financing fees of $2,766, of which $2,019 has been deferred and amortized over the contractual life of the loans to interest expense using the straight line rate method and $747 has been recorded to general and administrative expenses.

The Credit Facilities bear interest based on term SOFR plus an applicable margin which ranges between 137.5 to 175 basis points, determined for each interest period and paid monthly. During the twelve months ended May 31, 2025, the interest rates ranged from 6.07% to 7.69% per annum.

The Company has a $250,000 revolving credit facility, against which $100,000 has been drawn, with any amount outstanding to be repaid on or before the termination date of the revolving commitments. As of May 31, 2025, the company incurred $961 of interest expense related to the drawn revolving credit facility. In fiscal year 2023, debt issuance costs of $2,361 were incurred related to the revolving facility. In fiscal year 2025, debt issuance costs of $983 were incurred related to the 2025 Revolving Facility. As part of the Refinancing Amendment, $363 was recorded as an extinguishment cost, which reduced the outstanding debt issuance costs. Collectively, these outstanding debt issuance costs are being amortized as interest expense in the consolidated statements of operations over the contractual life of the revolving facility using the straight line method. Amortization of the deferred debt issuance costs for the revolving facility was $464 and $489 during the twelve months ended May 31, 2025 and 2024, respectively. As of May 31, 2025 and May 31, 2024, the Company had $1,662 and $1,506, respectively, of unamortized debt issuance costs.

The Company must pay an annual commitment fee ranging from 0.15% and 0.25% on the unused portion of the revolving facility, paid quarterly. As of May 31, 2025, the commitment fee was 0.25%. During the twelve months ended May 31, 2025 and 2024, $508 and $501 was recorded as interest expense in the consolidated statements of operations.

There was $76 accrued interest on the term loan as of May 31, 2025. There was no accrued interest on the term loan as of May 31, 2024. In fiscal year 2023, the Company incurred $10,232 in total debt issuance costs on the term loan. In fiscal year 2025, the Company incurred additional debt issuance costs of $1,035 related to the Refinancing Amendment. As part of the Refinancing Amendment, $1,575 was recorded as an extinguishment cost, which reduced the outstanding debt issuance costs. Collectively, these outstanding debt issuance costs are being amortized over the contractual life of the loan to interest expense using the straight-line method. The amortization of deferred debt issuance costs of $1,922 and interest expense of $38,119 (excluding swap credit of $1,548) for the term loan was included in the consolidated statements of operations during the twelve months ended May 31, 2025. The amortization of deferred debt issuance costs of $2,117 and interest expense of $42,152 (excluding swap credit of $3,002) for the term loan was included in the consolidated statements of operations during the twelve months ended May 31, 2024. As of May 31, 2025 and May 31, 2024, the Company had $4,066 and $6,527, respectively, of unamortized debt issuance costs.

Financial covenants include maintaining specified levels of funded debt to EBITDA, and debt service coverage. As of May 31, 2025, the Company was in compliance with its debt covenants.

Senior Notes

On July 20, 2022, Neogen Food Safety Corporation closed on an offering of $350,000 aggregate principal amount of 8.625% senior notes due in 2030 (the "Notes") in a private placement at par. The Notes were initially issued by Neogen Food Safety Corporation to 3M and were transferred and delivered by 3M to the selling securityholder in the offering, in satisfaction of certain of 3M's existing debt. Upon closing of the FSD transaction on September 1, 2022, the Notes became guaranteed on a senior unsecured basis by the Company and certain wholly-owned domestic subsidiaries of the Company.

The Company determined that the redemption features of the Notes did not meet the definition of a derivative and thus does not require bifurcation from the host liability and accordingly has accounted for the entire instrument at amortized cost.

Total accrued interest on the Notes was $10,985 as of May 31, 2025 based on the stated interest rate of 8.625%. This amount was included in current liabilities on the consolidated balance sheets. In fiscal year 2023, the Company incurred total debt issuance costs of $6,683, which is recorded as an offset to the Notes and amortized over the contractual life of the Notes to interest expense using the straight line method. The amortization of deferred debt issuance costs of $835 and interest expense of $30,188 for the Notes was included in the consolidated statements of operations during the twelve months ended May 31, 2025 and May 31, 2024, respectively. As of May 31, 2025 and May 31, 2024, the Company had $4,247 and $5,082, respectively, of unamortized debt issuance costs.

There are required quarterly principal payments on the term loan facility of $5,625 starting in November 2025. However, there are no required principal payments on the Notes until maturity. The weighted average interest rate on the Company's short-term debt was 6.07% as of May 31, 2025. The expected maturities associated with the Company's outstanding debt and finance lease as of May 31, 2025, were as follows:

Fiscal Year	Amount
2026	$ 19,225
2027	22,500
2028	22,500
2029	22,500
2030	465,625
Thereafter	350,000
Total	$ 902,350

Finance Lease

The finance lease is a building lease that is classified within property and equipment and the current portion of debt on the consolidated balance sheets as of May 31, 2025 and 2024. The Company intends to elect the purchase option within the lease agreement prior to the end of the lease term.

10.   Equity Compensation Plans and Other Incentive Compensation

The Company's long-term incentive plans allow for the grant of various types of share-based awards to officers, directors and other key employees of the Company. Incentive and non-qualified options to purchase shares of common stock have been granted under the terms of the 2018 and 2023 Omnibus Incentive Plans. These options are granted at an exercise price equal to the closing price of the common stock on the date of grant. Options vest ratably over three and five year periods and the contractual terms are generally five, seven or ten years. The fair value of the options was estimated at the date of the grant using the Black-Scholes option pricing model. The Company granted restricted stock units (RSUs) under the terms of the 2018 and 2023 Omnibus Incentive Plans, which vest ratably over three and five year periods. The fair value of the RSUs is determined based on the closing price of the common stock on the date of grant.

Remaining shares available for grant under share-based compensation plans were 13,817,754 at May 31, 2025, 16,778,458 at May 31, 2024, and 2,871,000 at May 31, 2023. Compensation expense related to share-based awards was $17,291, $13,768, and 10,177 in fiscal years 2025, 2024 and 2023, respectively.

Options

(option amounts in thousands)	Options	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value
Outstanding at May 31, 2022 (1,191 exercisable)	3,244	$ 32.13	$ 7.66
Granted	1,704	14.68	4.61
Exercised	(22)	14.78	4.23
Forfeited	(704)	29.81	7.26
Outstanding at May 31, 2023 (1,401 exercisable)	4,222	25.56	6.51
Granted	1,949	15.43	5.98
Exercised	(11)	13.61	4.44
Forfeited	(1,224)	30.27	7.26
Outstanding at May 31, 2024 (1,518 exercisable)	4,936	20.41	6.12
Granted	2,002	15.47	4.96
Exercised	(23)	14.50	4.59
Forfeited	(988)	27.92	7.10
Outstanding at May 31, 2025 (2,142 exercisable)	5,927	$ 17.51	$ 5.56

The following is a summary of stock options outstanding at May 31, 2025:

	Options Outstanding			Options Exercisable	
(option amounts in thousands) Range of Exercise Price	Number	Average Contractual Life (in years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$5.14 - $20.00	5,129	5.5	$ 14.93	1,552	$ 14.34
$20.01 - $28.00	78	3.5	23.57	78	23.57
$28.01 - $36.00	452	1.2	31.87	344	32.16
$36.01 - $42.46	268	1.4	40.96	168	41.02
	5,927	4.9	$ 17.51	2,142	$ 19.63

The weighted average exercise price of shares subject to options that were exercisable at May 31, 2024 and 2023 was $26.11 and $31.54, respectively.

Remaining compensation cost to be expensed in future periods for non-vested options was $13,488 at May 31, 2025, with a weighted average expense recognition period of 1.8 years.

	Year Ended May 31,		
	2025	2024	2023
Aggregate intrinsic value of options outstanding	$ 113	$ 55	$ 6,154
Aggregate intrinsic value of options exercisable	—	$ 5	$ 42
Aggregate intrinsic value of options exercised	$ 46	$ 37	$ 73

The fair value of stock options granted was estimated using the following weighted-average assumptions:

	Year Ended May 31,		
	2025	2024	2023
Risk-free interest rate	3.7%	4.7%	3.3%
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock volatility	38.1%	37.3%	34.0%
Expected option life	3.4 years	4.5 years	4.5 years

The risk-free interest rate for periods within the expected life of options granted is based on the U.S. Treasury yield curve in effect at the time of grant. Expected stock price volatility is based on historical volatility of the Company's stock. The expected option life, representing the period of time that options granted are expected to be outstanding, is based on historical option exercise and employee termination data. We include recent historical experience in estimating our forfeitures. As employees terminate, grant tranches expire or as forfeitures are known, estimated expense is adjusted to actual. For options granted in fiscal years 2025, 2024 and 2023, the Company recorded charges in general and administrative expense based on the fair value of stock options using the straight line method over the vesting period of three to five years.

Restricted Stock Units

The remaining weighted-average period for the Company's outstanding RSUs is 1.8 years. On May 31, 2025, there was $11,187 in unamortized compensation cost related to non-vested RSUs. The fair value of restricted stock units vested during fiscal years 2025, 2024 and 2023 was $5,208, $3,835 and $820, respectively.

(RSU amounts in thousands)	RSUs	Weighted Average Grant Date Fair Value
Outstanding at May 31, 2023	766	$ 19.30
Granted	574	15.55
Released	(230)	18.53
Forfeited	(149)	19.98
Outstanding at May 31, 2024	961	17.17
Granted	537	15.49
Released	(374)	16.89
Forfeited	(120)	17.47
Outstanding at May 31, 2025	1,004	$ 16.25

The weighted average grant date fair value of the fiscal year 2023 awards was $13.83.

Employee Stock Purchase Plan

The Company offers eligible employees the option to purchase common stock at a 5% discount to the lower of the market value of the stock at the beginning or end of each participation period under the terms of the 2021 Employee Stock Purchase Plan. The discount is recorded in general and administrative expense. Total individual purchases in any year are limited to 10% of compensation. Shares purchased by employees through this program were 157,648 in fiscal 2025, 134,810 in fiscal 2024, and 94,604 in fiscal 2023. As of May 31, 2025, common stock totaling 588,865 of the 1,000,000 authorized shares remained reserved for issuance under the plan.

Defined Contribution Benefit Plan and Bonus Compensation

The Company maintains a defined contribution 401(k) benefit plan covering substantially all domestic employees. Employees are permitted to defer compensation up to IRS limits, with Neogen matching 100% of the first 3% of deferred compensation and 50% of the next 2% of deferred compensation. Neogen's expense under this plan was $3,726, $3,368, and $2,439 in fiscal years 2025, 2024 and 2023, respectively.

The Company also offers an annual bonus opportunity to certain employees, as an additional component of their compensation. Amounts are determined based on company performance and employee performance. The bonus amounts earned during fiscal year 2025 will be paid to employees in the first quarter of fiscal 2025. As of May 31, 2025 and 2024, the Company had an accrued bonus of $1,828 and $8,056, respectively, recorded within accrued compensation on the consolidated balance sheets.

11. Income Taxes

Income before income taxes by source consists of the following amounts:

	Year Ended May 31,		
	2025	**2024**	**2023**
U.S.	$ (1,026,641)	$ (92,161)	$ (85,681)
Foreign	(106,469)	77,856	63,639
	$ (1,133,110)	$ (14,305)	$ (22,042)

The provision for income taxes consists of the following:

	Year Ended May 31,		
	2025	**2024**	**2023**
Current			
Domestic			
Federal	$ (638)	$ 6,800	$ 8,674
Change in tax-related uncertainties	1,251	1,896	278
State	999	1,495	1,616
Foreign	14,086	14,413	9,490
Total Current	15,698	24,604	20,058
Deferred			
Domestic			
Federal	(37,705)	(22,457)	(17,406)
State	(3,368)	(4,881)	(1,865)
Foreign	(15,691)	(2,150)	41
Total Deferred	(56,764)	(29,488)	(19,230)
Income tax (benefit) expense	$ (41,066)	$ (4,884)	$ 828

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

	Year Ended May 31,		
	2025	2024	2023
Tax at U.S. statutory rate	$ (237,901)	$ (3,004)	$ (4,629)
Permanent differences	(1,488)	273	325
Global intangible low-taxed income (GILTI)	8,153	7,082	6,482
Foreign derived intangible income deduction (FDII)	(567)	(376)	(643)
Foreign rate differential	(2,338)	(3,951)	(3,742)
Goodwill impairment	202,763	—	—
Subpart F income	2,139	1,178	152
Tax-effect from stock-based compensation	2,558	2,256	1,946
Provision for state income taxes, net of federal benefit	(1,871)	(2,693)	18
Non-deductible acquisition expenses	—	—	7,187
Tax credits	(11,451)	(7,739)	(6,709)
Impact of tax rate changes	(1,016)	—	—
Change in tax-related uncertainties	1,251	1,896	278
Changes in valuation allowances	(71)	(534)	355
Research expenditures deduction	(370)	(293)	(365)
Other	(857)	1,021	173
Income tax (benefit) expense	$ (41,066)	$ (4,884)	$ 828

Foreign tax credits, primarily offsetting taxes associated with Subpart F and GILTI income, were $9,373, $7,124, and $5,324 in fiscal years 2025, 2024, and 2023, respectively. The Company's research and development credits were $2,078, $615, and $1,385 in fiscal years 2025, 2024, and 2023, respectively.

Income tax expense was impacted significantly by the goodwill impairments discussed in Note 6 "Goodwill and Other Intangible Assets", which are primarily not deductible for tax purposes.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred income tax liabilities and assets are as follows:

| | Year Ended May 31, | |
	2025	2024
Deferred income tax liabilities		
Indefinite and long-lived assets	$ (316,391)	$ (356,971)
Right of use asset	(4,313)	(3,673)
Prepaid expenses	(1,734)	(1,401)
	(322,438)	(362,045)
Deferred income tax assets		
Interest expense not currently deductible	25,694	13,994
Research and experimentation capitalization	9,705	7,230
Stock options	2,465	2,228
Inventories and accounts receivable	8,545	5,597
Tax loss carryforwards	6,574	5,580
Lease liability	4,467	3,841
Accrued expenses and other	3,303	2,171
	60,753	40,641
Valuation allowance	(1,440)	(1,526)
Net deferred income tax liabilities	$ (263,125)	$ (322,930)
Net deferred income tax assets (jurisdictional) - other non-current assets	$ 17,782	$ 3,788
Net deferred income tax liabilities (jurisdictional)	(280,907)	(326,718)
Net deferred income tax liabilities	$ (263,125)	$ (322,930)

The Company has the following net operating loss carryforwards:

	As of May 31, 2025	Expiry
U.S.	$ 91	2038
Foreign	18,822	2026 to Indefinite
Total net operating loss carryforwards	$ 18,913	

Valuation allowances against certain deferred tax assets are established based on management's determination of a more likely than not standard that the tax benefits will not be realized. Management evaluates all available evidence, both positive and negative, when determining the need for a valuation allowance. Valuation allowances related to net operating losses are primarily evaluated based on evidence (or lack thereof) of historical and future earnings. Valuation allowances related to long-lived assets primarily are evaluated based on Management's tax planning and intentions for underlying assets.

The balance of deferred tax liabilities for indefinite and long-live assets was affected by the goodwill impairments discussed in Note 6, related to the portion of the impairments on goodwill carrying value that is deductible in some jurisdictions. These impairments resulted in a reduction of $22,801 to the deferred tax liability balance during the year ended May 31, 2025.

We are subject to income taxes in the U.S. (federal and state) and in numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. The Company's policy is to recognize both accrued interest expense and penalties related to unrecognized tax benefits in income tax expense. The amount of interest and penalties included in the unrecognized tax benefits reserve was $385 at May 31, 2025, $246 at May 31, 2024, and $145 at May 31, 2023. Of the total unrecognized tax benefits at May 31, 2025 and 2024, $3,849 and $2,739, respectively, comprise unrecognized tax positions that would, if recognized, affect our effective tax rate.

The reconciliation of our unrecognized tax benefits is as follows:

	Year Ended May 31,		
	2025	2024	2023
Beginning balance	$ 2,739	$ 946	$ 741
Increase/(decrease) related to prior periods	136	(47)	2
Increase related to current period	1,128	2,004	479
Lapses of applicable statute of limitations	(154)	(164)	(276)
Ending balance	$ 3,849	$ 2,739	$ 946

The Company is no longer subject to examination by the Internal Revenue Service for fiscal year 2021 and preceding years.

As of May 31, 2025, the Company has approximately $294,933 of undistributed earnings in its foreign subsidiaries. Approximately $124,734 of these earnings are no longer considered permanently reinvested. The incremental tax cost to repatriate these earnings to the US is insignificant. The Company has not provided deferred taxes on approximately $170,199 of undistributed earnings from non-U.S. subsidiaries as of May 31, 2025 which are indefinitely reinvested in operations. Based on historical experience, as well as management's future plans, earnings from these subsidiaries will continue to be re-invested indefinitely for future expansion and working capital needs. On an annual basis, we evaluate the current business environment and whether any new events or other external changes might require future evaluation of the decision to indefinitely re-invest these foreign earnings. It is not practical to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

The Organization for Economic Cooperation and Development ("OECD") Pillar 2 global minimum tax rules, which generally provide for a minimum effective tax rate of 15%, are intended to apply for tax years beginning in 2024. The Company is closely monitoring developments and evaluating the impact these new rules will have on our tax rate, including eligibility to qualify for certain safe harbors. Where no safe harbor is met, the Company has included in its income tax for the year ended May 31, 2025, a calculated amount of "top-up" tax for its foreign subsidiaries as required under the applicable rules of the countries that have adopted the Pillar Two directives. For the year ended May 31, 2025, no foreign subsidiary incurred a material top-up tax under Pillar Two.

Subsequent Event

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law in the United States. OBBBA includes significant provisions, including the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for depreciation and interest expenses. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company is currently assessing its impact on its consolidated financial statements.

12.   Commitments and Contingencies

The Company is involved in environmental remediation and monitoring activities at its Randolph, Wisconsin manufacturing facility and accrues for related costs, including legal costs, when such costs are determined to be probable and estimable. The Company currently utilizes a pump and treat remediation strategy, which includes semi-annual monitoring and reporting, consulting, and maintenance of monitoring wells. We expense these annual costs of remediation, which have ranged from approximately $38 to $131 per year over the past five years. The Company's estimated remaining liability for these costs was $916 at both May 31, 2025 and

2024, measured on an undiscounted basis over an estimated period of 15 years. In fiscal 2019, the Company performed an updated Corrective Measures Study on the site, per a request from the Wisconsin Department of Natural Resources ("WDNR"), and is currently working with the WDNR regarding potential alternative remediation strategies going forward. The Company believes that the current pump and treat strategy is appropriate for the site. In fiscal 2022, in collaboration with the WDNR, the Company initiated an in-situ chemical remediation pilot study, which ran over a two-year period. The results of this study were submitted to the WDNR as part of our standard annual report. If the WDNR were to require a change from the current pump and treat remediation strategy, this change could result in an increase in future costs and, ultimately, an increase in the currently recorded liability, with an offsetting charge to operations in the period recorded. The Company has recorded $100 in other current liabilities, and the remaining $816 is recorded in other non-current liabilities in the consolidated balance sheet as of May 31, 2025 and 2024.

In the third quarter of fiscal year 2025, the Company recorded a gain related to a settlement regarding the Company's prior acquisition of certain fixed assets. The amount of $2,700 was received in the third quarter of fiscal year 2025. This amount was partially offset by a related fixed asset impairment of $2,055, which was due to the asset no longer being in use. The amount was recorded within General and administrative on the consolidated statements of operations within the Company's Food Safety operating segment.

Related to the Company's other contingent liabilities, a loss of $1,400 was recorded in the third quarter of fiscal year 2025. This contingency loss was driven by an updated valuation of the performance milestone liability for the Company's CAPInnoVet, Inc. transaction. Finally, in the third quarter of fiscal year 2025, the Company reversed a liability of $930 related to a contingent liability that was recorded as part of the Corvium, Inc. transaction. The final milestone payment was not achieved, resulting in a full reversal of the liability.

In the third quarter of fiscal year 2024, the Company received $1,265 of business interruption insurance proceeds relating to fire damage that occurred in the fourth quarter of fiscal year 2023 at one of our genomics lab facilities. The proceeds were recorded within Cost of Revenues in the consolidated statements of operations.

The Company previously disclosed an ongoing investigation by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC) regarding activities or transactions involving parties located in Iran. In fiscal year 2020, the Company recorded a charge to other (expense) income and recorded a reserve of $600 to provide for potential fines or penalties on this matter. In the fourth quarter of fiscal year 2023, the Company received a Cautionary Letter from OFAC concluding its investigation without civil monetary penalty or other enforcement action. As the investigation is effectively resolved, the Company reversed a $600 accrual in the fourth quarter of 2023.

The Company has agreements with unrelated third parties that provide for the payment of royalties on the sale of certain products. Royalty expense, recorded in sales and marketing, under the terms of these agreements was $1,605, $3,250 and $3,392 for fiscal years 2025, 2024 and 2023, respectively. Some of these agreements provide for guaranteed minimum royalty payments to be paid each fiscal year by the Company for certain technologies. Future minimum royalty payments are as follows: 2026—$329, 2027—$349, 2028—$562, 2029—$60, and 2030—$57.

The Company is subject to certain legal and other proceedings that, in the opinion of management, are not expected to have a material effect on its financial statements.

13.   Fair Value and Derivatives

Fair Value of Financial Instruments

Fair value measurements are determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs. The Company utilizes a fair value hierarchy based upon the observability of inputs used in valuation techniques as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company's financial instruments other than cash equivalents and marketable securities, which include accounts receivable and accounts payable, approximate fair value based on either their short maturity or current terms for similar instruments.

The Company had marketable securities held by banks or broker-dealers consisting of commercial paper and corporate bonds. These securities were recorded at fair value based on recent trades or pricing models and therefore meet the Level 2 criteria. The company does not have marketable securities for fiscal year 2025.

Derivatives Not Designed as Hedging Instruments

The Company forecasts its net exposure in various receivables and payables to fluctuations in the value of various currencies, and has entered into a number of foreign currency forward contracts each month to mitigate that exposure. These contracts are recorded net at fair value on our consolidated balance sheets, classified as Level 2 in the fair value hierarchy. Gains and losses from these foreign currency forward contracts are recognized in Other, net in our consolidated statements of operations. The notional amount of forward contracts in place was $65,023 and $70,315 as of May 31, 2025 and 2024, respectively, and consisted of foreign currency hedges of transactions up to July 2025.

Fair Value of Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	May 31, 2025	May 31, 2024
Foreign currency forward contracts, net	Other current liabilities	$ 407	$ 265

The location and amount of gains (loss) from derivatives not designated as hedging instruments in our consolidated statements of operations were as follows:

Derivatives Not Designated as Hedging Instruments	Location in statements of operations	May 31, 2025	May 31, 2024	May 31, 2023
Foreign currency forward contracts	Other, net	$ 484	$ 88	$ (10,092)

Derivatives Designed as Hedging Instruments

In November 2022, the Company entered into a receive-variable, pay-fixed interest rate swap agreement with a $250,000 notional value, which is designated as a cash flow hedge. In accordance with the agreement, the notional value decreased to $200,000 in November 2024. This agreement fixed a portion of the variable interest due on our term loan facility, with an effective date of December 2, 2022 and a maturity date of June 30, 2027. Under the terms of the agreement, the Company pays a fixed interest rate of 4.215%, plus an applicable margin ranging between 150 to 225 basis points and receive a variable rate of interest based on term SOFR from the counterparty, which is reset according to the duration of the SOFR term. The fair value of the interest rate swap as of May 31, 2025 and May 31, 2024 was a net (liability) asset of ($1,659) and $2,451, respectively. The Company expects to reclassify a $281 loss of accumulated other comprehensive income into earnings in the next 12 months.

We record the fair value of our interest rate swaps on a recurring basis using Level 2 observable market inputs for similar assets or liabilities in active markets.

Fair Value of Derivatives Designated as Hedging Instruments	Balance Sheet Location	May 31, 2025	May 31, 2024
Interest rate swaps – current	Other current (liabilities) assets	$ (369)	$ 2,222
Interest rate swaps – non-current	Other non-current (liabilities) assets	(1,290)	229

Items Measured at Fair Value on a Nonrecurring Basis

In addition to items that are measured at fair value on a recurring basis, the Company measures certain assets and liabilities at fair value on a nonrecurring basis, which are not included in the table above. As these nonrecurring fair value measurements are generally determined using unobservable inputs, these fair value measurements are classified within Level 3 of the fair value hierarchy. For further information see Note 6 "Goodwill and Other Intangible Assets" and Note 8 "Business Combinations".

Items Not Carried at Fair Value

Fair values of the Company's Term Loan and Senior Notes were as follows:

	Year Ended May 31,	
	2025	2024
Aggregate fair value	914,875	923,170
Aggregate carrying value [(1)]	900,000	900,000

[(1)] Excludes unamortized debt issuance costs.

Fair values were based on available market information and other observable data and are classified within Level 2 of the fair value hierarchy.

14. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss changes by component, net of related tax, were as follows:

	May 31,		
	2025		2024
Accumulated other comprehensive loss, beginning balance	$	(30,021)	$ (33,251)
Foreign currency translation adjustment			
Balance at beginning of period	$	(31,885)	$ (30,286)
Other comprehensive gain (loss) before reclassifications		4,248	(1,599)
Balance at end of period	$	(27,637)	$ (31,885)
Marketable securities			
Balance at beginning of period	$	-	$ (927)
Other comprehensive loss before reclassifications		-	-
Amounts reclassified from accumulated other comprehensive loss		-	927
Balance at end of period	$	-	$ -
Fair value of derivatives change			
Balance at beginning of period	$	1,864	$ (2,039)
Other comprehensive (loss) gain before reclassifications		(1,948)	6,184
Amounts reclassified from accumulated other comprehensive loss		(1,177)	(2,281)
Balance at end of period	$	(1,261)	$ 1,864
Accumulated other comprehensive loss, ending balance	$	(28,898)	$ (30,021)

15.   Segment Information

The Company has two reportable segments: Food Safety and Animal Safety. The Food Safety segment is primarily engaged in the development, production and marketing of diagnostic test kits and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation. The Animal Safety segment is primarily engaged in the development, production and marketing of products dedicated to animal safety, including a complete line of consumable products marketed to veterinarians and animal health product distributors. This segment also provides genomic identification and related interpretive bioinformatic services. Additionally, the Animal Safety segment produces and markets biosecurity products to assist in the control of rodents, insects and disease in and around agricultural, food production and other facilities. The results of each segment are regularly reviewed by the chief operating decision maker ("CODM") to assess the performance of the segments and make decisions regarding the allocation of resources to the segments. Our CODM is our Chief Executive Officer. The performance measure that the CODM uses is operating income.

Many of our international operations originally focused on the Company's food safety products, and each of these units reports through the Food Safety segment. In recent years, these operations have expanded to offer the Company's complete line of products and services, including those usually associated with the Animal Safety segment such as biosecurity products, veterinary instruments and genomics services. These additional products and services are managed and directed by existing management and are reported through the Food Safety segment.

Segment information is as follows:

| | Year Ended May 31, 2025 | | | |
	Food Safety	**Animal Safety**	**Corporate and Eliminations** [1]	**Total**
Total Revenues	$ 638,140	$ 256,521		$ 894,661
Total Cost of Revenues	308,715	164,570		473,285
Operating Expenses	1,315,095	84,704	82,574	1,482,373
Operating Income (Loss)	$ (985,670)	$ 7,247	$ (82,574)	$ (1,060,997)
Depreciation and Amortization	$ 105,022	$ 14,461	—	$ 119,483
Interest Expense	—	—	$ 71,622	$ 71,622
Total Assets	$ 2,991,767	$ 323,065	$ 129,004	$ 3,443,836
Expenditures for long-lived assets	$ 96,698	$ 7,897	—	$ 104,595

| | Year Ended May 31, 2024 | | | |
	Food Safety	**Animal Safety**	**Corporate and Eliminations** [1]	**Total**
Total Revenues	$ 655,341	$ 268,881		$ 924,222
Total Cost of Revenues	301,634	158,688		460,322
Operating Expenses	271,261	70,873	63,103	405,237
Operating Income (Loss)	$ 82,446	$ 39,320	$ (63,103)	$ 58,663
Depreciation and Amortization	$ 102,328	$ 14,389	—	$ 116,717
Interest Expense	—	—	$ 73,394	$ 73,394
Total Assets	$ 4,035,257	$ 342,640	$ 170,936	$ 4,548,833
Expenditures for long-lived assets	$ 93,036	$ 18,385	—	$ 111,421

| | Year Ended May 31, 2023 | | | |
	Food Safety	**Animal Safety**	**Corporate and Eliminations** [1]	**Total**
Total Revenues	$ 546,797	$ 275,650		$ 822,447
Total Cost of Revenues	257,655	158,837		416,492
Operating Expenses	228,728	73,481	66,231	368,440
Operating Income (Loss)	$ 60,414	$ 43,332	$ (66,231)	$ 37,515
Depreciation and Amortization	$ 76,841	$ 11,536	—	$ 88,377
Interest Expense	—	—	$ 55,961	$ 55,961
Total Assets	$ 3,970,356	$ 338,507	$ 245,569	$ 4,554,432
Expenditures for long-lived assets	$ 52,169	$ 13,588	—	$ 65,757

(1) Includes corporate assets, including cash and cash equivalents, marketable securities, current and deferred tax accounts, and overhead expenses not allocated to specific business segments. Also includes the elimination of intersegment transactions.

The following table presents the Company's revenue disaggregated by geographical location. Country information has not been disclosed as it is impracticable to do so.

| | Year Ended May 31, | | |
	2025	**2024**	**2023**
Domestic	$ 445,935	$ 465,242	$ 424,005
International	448,726	458,980	398,442
Total Revenue	$ 894,661	$ 924,222	$ 822,447

The following table presents the Company's net property and equipment amounts disaggregated by country.

| | Year Ended May 31, | | |
	2025		2024
United States	$ 278,447	$	209,778
United Kingdom	12,512		19,231
Other	48,172		48,095
Total Property, Plant, and Equipment	$ 339,131	$	277,104

Officers

Mike Nassif
President and Chief Executive Officer

Kevin Burke
Chief Human Resources Officer

Jason W. Lilly, Ph.D.
Chief Scientific Officer

John P. Moylan
Chief Accounting Officer

David Naemura
Chief Financial Officer and
Chief Operating Officer

Amy M. Rocklin, Ph.D.
Chief Legal and Compliance Officer,
Corporate Secretary

Jorge Arroyo
Vice President, USAC Food Safety

Enrique Carballido
Vice President, LATAM

Andrew Holmes
Vice President, EMEA

Byoung-Ik Sohn
Vice President, Asia Pacific

Directors

James C. Borel
Board Chair
Former Executive Vice President, E.I. duPont de Nemours

Thierry Bernard
CEO, QIAGEN
Former Corporate Vice President, bioMérieux SA

William T. Boehm, Ph.D.
Former Senior Vice President, Kroger Company
Former Senior Economist, President's Council of
Economic Advisors

Jeff Capello
Managing Member, Monomoy Advisors
Former Chief Financial Officer, PerkinElmer, Inc.

Ronald D. Green, Ph.D.
Chancellor Emeritus, University of Nebraska-Lincoln

Aashima Gupta
Global Director for Healthcare Provider Solutions,
Google Cloud

Mike Nassif
President and Chief Executive Officer

Ralph A. Rodriguez
President & Chief Product Officer, Daon

Andrea Wainer
Former Executive Vice President, Rapid and Molecular
Diagnostics, Abbott Laboratories

Catherine E. Woteki, Ph.D.
Distinguished Institute Professor,
Biocomplexity Institute at the University of Virginia

Former Undersecretary for United States
Department of Agriculture's (USDA) Research,
Education, and Economics Mission

Neogen Corporation and Subsidiaries: Comparison of Five-Year Cumulative Total Return and Stock Profile Activity

The graph below matches Neogen Corporation's cumulative 5-year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index, the S&P 500 Life Sciences Tools & Services index and the S&P MidCap 400 Health Care index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 5/31/2020 to 5/31/2025.



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Neogen Corporation
NASDAQ Composite
S&P Life Sciences Tools & Services
S&P MidCap 400 Health Care
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May 2021
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Form 10-K and the Company's Code of Ethics

Copies of Form 10-K and the Company's Code of Ethics will be provided upon request without charge to persons directing their request to:

Neogen Corporation

Attention: Investor Relations
620 Lesher Place, Lansing, MI 48912

Annual Meeting

October 23, 2025 at 10:00 a.m.
www.virtualshareholdermeeting.com/NEOG2025

Independent Registered Public Accounting Firm

BDO USA P.C.
200 Ottawa Avenue N.W., Suite 300;
Grand Rapids, MI 49503

Stock Transfer Agent and Registrar

Equiniti Trust Company
6201 15th Avenue, Brooklyn, NY 11219

Neogen Corporation, 620 Lesher Place, Lansing, MI 48912 USA.



NASDAQ: NEOG